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04036158

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nutreco Holding N.V.

*CURRENT ADDRESS

PROCESSED
AUG 11 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4927 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 8/10/04

ANNUAL REPORT 2003



nutreco

WE ARE A GLOBAL FOOD AND ANIMAL NUTRITION COMPANY, INSPIRED BY CONSUMER DEMANDS, CREATING VALUE THROUGH SUSTAINABLE MODERN AGRICULTURE AND AQUACULTURE.

CONTENTS

NUTRECO IS WORLDWIDE MARKET LEADER IN THE FARMING AND PROCESSING OF VARIOUS TYPES OF SALMON. IN 2003, THE COMPANY SUPPLIED SALMON TO MORE THAN 70 COUNTRIES. IN POULTRY PRODUCTS, NUTRECO HAS STRONG POSITIONS IN SPAIN, THE NETHERLANDS AND BELGIUM. ITS PORK PRODUCTS ARE MAINLY DESTINED FOR NORTHWEST EUROPE.

WE ARE A GLOBAL FOOD CO


Nutreco Agriculture
Nutreco Aquaculture

NUTRECO'S PROFILE

Nutreco Holding N.V. is an international company with leading positions in high-quality food for human and animal consumption. The company is present at various stages of the fish, poultry and pork production chains.

These activities are organised into two Business Streams, Nutreco Aquaculture and Nutreco Agriculture. Eight Business Groups, each comprising several Business Units, operate within these Streams, incorporating more than 120 production and processing plants in 22 countries with approximately 13,000 employees.

Since its flotation in June 1997, Nutreco made acquisitions in The Netherlands, Spain, Germany, Canada, Poland, Chile, France, Portugal, Scotland, Belgium, Hungary, Norway, Australia and the United States of America.

Nutreco's sales in 2003 were EUR 3,674.3 million. Nutreco is quoted on the Official Segment of the stock market of Euronext (Amsterdam) and is included in the Amsterdam Midkap Index, the Euronext 150 Index and the Next Prime Index (Euronext).

NUTRECO

NUTRECO AQUACULTURE	NUTRECO AGRICULTURE
Processing and marketing of salmon	Processing and marketing (poultry and pork)
Salmon farming	Breeding
Farming other fish species	Compound feed for poultry, pigs and other species
Feed for salmon, seatrout and other fish species	Premixes, feed specialities and nutrition services

KEY FIGURES

NET SALES



(EUR x million)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
'95 '96 '97 '98 '99 '00 '01 '02 '03

NET SALES BY BUSINESS STREAM IN 2003

(EUR X MILLION)



Nutreco Aquaculture
1,147
2,527
Nutreco Agriculture

INCOME FROM OPERATIONS*



(EUR x million)
200
150
100
50
0
'95 '96 '97 '98 '99 '00 '01 '02 '03

* Income from operations before amortisation of goodwill (EBITA) and impairment of concessions.

NET SALES BY ACTIVITY 2003

(EUR X MILLION)



Fish Feed
Compound Feed
Salmon
502
414
Premixes
452
73
720
Breeding
Pork
Poultry

NET INCOME*



(EUR x million)
100
80
60
40
20
0
'95 '96 '97 '98 '99 '00 '01 '02 '03

NET SALES PER REGION

(EUR X MILLION)



The Netherlands
Spain
873
Other countries
419
Americas
1,341
Other European countries

(EUR)	2003	2003 *	2002	2001
Profit and loss account (x million)				
Net sales	3,674	3,674	3,810	3,835
Gross margin	1,081	1,081	1,079	1,060
EBITA	99	118	139	177
Income from operations (EBIT)	-79	106	125	164
Net income	-137	56	68	92
Net income available to holders of ordinary shares	-142	51	63	87
Cash flow (x million)				
EBITDA	222	222	242	270
Net cash from operating activities	144	144	152	137
Acquisitions of group companies	47	47	8	169
Additions of (in)tangible fixed assets	80	80	102	149
Balance sheet (x million)				
Shareholders' equity	536	536	734	683
Total assets	1,703	1,703	2,009	1,998
Capital employed	1,008	1,008	1,271	1,285
Net debt	392	392	433	478
Ratios				
Gross margin as % of net sales	29.4%	29.4%	28.3%	27.6%
Income from operations (EBITA) as % of net sales	2.7%	3.2%	3.6%	4.6%
Turnover rate of weighted average capital employed	3.2	3.2	3.0	3.2
Return (EBITA) on weighted average capital employed	9%	10%	10%	15%
Solvency ratio (shareholders' equity divided by total assets)	31%	31%	37%	34%
Interest cover	7.4	7.4	6.5	7.1
Key data per ordinary share				
Net income available to holders of ordinary shares	-4.25	1.54	1.91	2.67
Dividend	0.53	0.53	0.67	0.82
Shareholders' equity	14.02	14.02	20.07	18.89
Share price at year-end	21.78	21.78	17.79	35.90
Other key data				
Average number of outstanding ordinary shares (x 1,000)	33,342	33,342	33,271	32,589
Number of outstanding ordinary shares at year-end (x 1,000)	33,518	33,518	33,285	32,660
Average number of employees	13,183	13,183	13,237	12,387

INTRODUCTION BY THE CHIEF



Juergen Steinemann (COO Agriculture), Wout Dekker (CEO), Hans den Bieman (COO Aquaculture), Cees van Rijn (CFO)

The year 2003 was a momentous year in many ways. In contrast to the USA, where the economy showed initial signs of recovery during the second half of the year, the expected economic upswing failed to materialise in most Western European countries. Many companies were plagued by debts and excess capacity caused by over-optimism during the past years. Political tensions led to war and international division, which sent prices on European stock markets into a tailspin. From March 2003, they gradually recovered again.

DUE TO THE RESTRUCTURING AND COST-SAVING OPERATIONS AND THE COMPANY'S CLEAR STRATEGY, NUTRECO IS WELL-PLACED TO BENEFIT FROM THE EXPECTED POSITIVE MARKET TREND.

Much happened at Nutreco in 2003, although not all the fruits of the efforts undertaken during the year under review could be recovery of the markets were undone by the effects of bird flue in The Netherlands and Belgium and low salmon prices in Europe. The outbreak of bird flue affected Nutreco at various stages of the value chain, such as poultry products, poultry breeding and feed. In 2003 high priority was given to reorganisations at Marine Harvest in Norway and Scotland, and at Pingo Poultry in Belgium and The Netherlands. Unfortunately, this involved job losses and the closure of production plants in the countries concerned.

The efficiency and cost-reduction programme, started in 2002, continued at the same pace in 2003. Thanks to these efforts, most Nutreco operations outperformed the competition and income from operations before impairment fell only just short of the corresponding figure recorded for 2002. Nevertheless, the persistence of low salmon prices in Europe necessitated a one-off additional depreciation on the Norwegian salmon farming operations, which caused the company to

EXECUTIVE OFFICER

Its combination of agriculture and aquaculture and the good geographic spread make Nutreco a unique company. The sales of fish and animal feeds, including feed supplements, amount to nearly EUR 2 billion and make up the company's sturdy foundation. This represents over 50% of total sales. In addition, the company realised sales of over EUR 720 million in poultry products, EUR 500 million in salmon products and other farmed fish species, EUR 450 million in pork products, while breeding operations contributed approximately EUR 70 million to the net sales. The advantage of the spread in this portfolio also made itself felt in 2003. For instance, poultry operations in Spain, in contrast to those in The Netherlands and Belgium, had a good year. Furthermore, salmon prices in North America improved compared to the low point recorded at the beginning of 2002, thus providing an important counterbalance for the low salmon prices in Europe.

The company's strategy in compound feed is unchanged targeting scale size, cost control, innovation and strong positions in regional markets. In poultry and pork, Nutreco concentrates on the quality segments of the market. In these meat activities, Nutreco strives to strengthen its position in the value chain by focussing on fresh packed meat and value-added products.

US and European salmon markets each have their own distinguishing features. On the American market salmon finds its way to consumers mainly through large retailers. During the past years, Nutreco has increased the share in sales accounted for by this channel to over 75% of its total American salmon sales by processing salmon into ready-made fillets and value-added products. In 2003, minimum import prices for Norwegian salmon were abolished in the European Union, thus clearing the way in Europe for introducing direct supply to retailers. This is expected to mitigate the effects of fluctuations in salmon prices on Nutreco's future results.

During the past year, the Supervisory Board and the Executive Board evaluated the strategy exhaustively. During the consultations, much attention was focussed on the company's portfolio. In this respect it seems likely that certain sectors will be restructured, an operation in which Nutreco will take active part. Investor confidence in the shares during 2003: Nutreco shares (+22.4%) on the Amsterdam exchange clearly outperformed the AEX index (+4.6%).

A cornerstone of Nutreco's strategy is the company's strict food safety and quality standard. An extensive Health, Safety, Environmental and Quality (HSEQ) programme has been set up for this purpose. The Social and Environmental Report annually reports the progress made in the areas of sustainability. Nutreco is proud to have won the ACC Award for the best annual social report in The Netherlands in 2003. The award came shortly after the Chilean National Contact point had completed an investigation into whether Nutreco had violated the OECD Guidelines for Multinational Enterprises and had issued a favourable opinion on Nutreco's operations in Chile. The charges made by other parties against Nutreco Chile prior to that were unsubstantiated.

Due to the restructuring and cost-saving operations and the company's clear strategy, Nutreco is well-placed to benefit from the expected positive market trend.

I wish to thank our employees, customers, suppliers and shareholders who in 2003, through their efforts and through the confidence shown by them, again made Nutreco what it has always been: a unique and attractive company.

Amersfoort, 18 February 2004
Wout Dekker
Chief Executive Officer

NUTRECO OPERATES A FOOD QUALITY SYSTEM KNOWN AS NUTRACE. EVERYWHERE WITHIN NUTRECO, THIS SYSTEM STANDS FOR THE PURSUIT OF QUALITY AND FOOD SAFETY, FROM RAW MATERIALS, FEED AND BREEDING ALL THE WAY TO MARKETING, SALES AND COMMUNICATIONS. AN ADVANCED TRACKING-AND-TRACING SYSTEM HAS BEEN SET UP FOR THIS PURPOSE, WHICH ENABLES THE COMPANY TO RECORD THE SOURCE OF ANIMALS AND RAW MATERIALS WITH GREAT ACCURACY.

WE ARE A GLOBAL FOOD CO



GENERAL

The year 2003 was an eventful year for Nutreco. Due to low salmon prices in Europe and the outbreak of Avian Influenza (bird flue) in the Benelux countries, the year did not bring what we had hoped for. This necessitated drastic restructuring measures. In the Pingo Poultry activities, two plants – one in Belgium and one in The Netherlands – were closed down. In salmon processing, two plants in Norway and one in Scotland were closed. Furthermore, a single European Sales and Marketing organisation was set up for the sale of fish products, which should result in better customer service and lower costs.

As European salmon prices failed to recover, it was necessary to record an additional EUR 184.1 million amortisation on goodwill and concessions relating to Hydro Seafood, which was taken over from Norsk Hydro AS in 2000. Market conditions turned out differently from what was expected at the time of the acquisition. An additional EUR 14.3 million write-down was recorded on non-consolidated companies in Norway. As a result of these write-downs, Nutreco showed a net loss for the first time since going public in 1997. Still, even after these adjustments, Nutreco's balance sheet remains healthy, showing a strong equity position. The additional write-downs do not affect the cash flow and do not prejudice Nutreco's credit rating and related financing agreements.

2003 RESULTS

Nutreco's broad basis as an international company with leading positions in animal feed, salmon, poultry and pork product markets, again proved its worth in 2003. Low salmon prices in Europe were partly compensated for by US salmon prices, which reached their highest point since 2000. In poultry, part of the poor results in The Netherlands and Belgium was offset by excellent results in Spain. Animal feed operations had a good year.

Nutreco closed the 2003 financial year with net income before impairment of goodwill, concessions and non-consolidated companies (including a tax effect) of EUR 56.0 million, a 17.9% decrease compared to the previous year. The result after impairment is a net loss of EUR 137.1 million. Income from operations before amortisation of goodwill (EBITA), and before impairment of concessions, declined by 14.8% from EUR 138.3 million in 2002 to EUR 117.8 million in 2003, mainly as a result of the low salmon prices in Europe and the outbreak of bird flue. The negative effect of Avian Influenza on results totalled approximately EUR 12 million.

Result from operations (EBIT) before impairment declined by 15.2%, from EUR 124.5 million to EUR 105.6 million. The result from operations (EBIT) including impairment of goodwill and concessions of EUR 184.1 million amounted to EUR 78.5 million negative.

NUTRECO'S BROAD BASIS AS AN INTERNATIONAL COMPANY WITH LEADING POSITIONS IN ANIMAL FEED, SALMON, POULTRY AND PORK PRODUCT MARKETS, AGAIN PROVED ITS WORTH IN 2003.

In the Aquaculture Business Stream, income from operations before amortisation of goodwill (EBITA) and before impairment of concessions amounted to EUR 69.9 million, a 3.1% decrease compared to the 2002 result. In 2003, income from operations of Nutreco Aquaculture was severely impacted by the low salmon prices in Europe and by a positive effect of a one-time incidental revenue of EUR 28.4 million.

Notwithstanding a better result of the Spanish poultry activities, the strong performance of the Dutch compound feed and pork activities and the level result of the worldwide premix activities compared to the year before, results as a whole were lower than in 2002 due to the bird flue (EUR 12 million) and the restructuring within Nutreco Agriculture (EUR 15.4 million). Income from operations before amortisation of goodwill (EBITA) amounted to EUR 63.0 million compared to EUR 80.5 million in 2002. This represents a 21.7% decrease.

STRATEGY

The strategy is focussed on gaining leading positions in the fish, meat and animal feed operations and on the reduction of the company's sensitivity to price fluctuations, as manifested in salmon and poultry in recent years. As Nutreco cannot gain leading positions in all its markets, choices will have to be made. The company will opt for those sectors that offer potential strong growth in combination with good financial results.

Since its inception in 1994, Nutreco has more than doubled its sales. During this period, net sales rose by nearly EUR 2 billion. Between 1994-2003, the company achieved an average EBITA of 3.5% and the return on average capital employed (ROACE) amounted to 17.5%. In 2000, the capital employed doubled, from EUR 574 million to EUR 1,105 million, as a result of acquisitions.

The period from 1994 to 2004 may be divided into three phases. During the initial phase until after the flotation in 1997, Nutreco was a relatively unknown company with a unique business concept: agriculture and aquaculture operations combined. During the period from 1997 to 2001, Nutreco was an outperformer on the stock exchange, mainly on account of sharply rising salmon prices. During phase three from 2001 to 2004, Nutreco faced low salmon and poultry prices. These setbacks were offset by the success of other product groups. During the years 2002-2003, a number of setbacks happened to coincide. During this period, Nutreco focussed on cost reduction programmes and reinforcement of the cash flow, thus creating scope for a new episode at Nutreco.

In order for the company to maintain its leading positions in the fish, meat and animal feed sectors, it is important to keep costs as low as possible and to reduce sensitivity to salmon and poultry prices. All Nutreco activities have been put under the microscope. While a growth strategy has been formulated for some activities, other activities, although having less growth potential, generate ample cash flow for growth. Finally, there is a group of activities that combines good prospects with a good cash flow. Active portfolio management should ensure a higher return on capital employed and the generation of a strong cash flow.

CORPORATE GOVERNANCE

In a short time, integrity has become an important concept in the financial world. Management should provide reliable information on the past and realistic forecasts of the future. In 2003, important steps were taken in the area of Corporate Governance in The Netherlands. On the initiative of the ministers of Finance and Economic Affairs and several civil society organisations, the Corporate Governance Committee was asked to produce a new 'Code of best practice' by the end of 2003. In December the Tabaksblat Committee presented the final report with recommendations about supervision, appointments, remuneration structure and reporting procedures. Listed companies should observe these guidelines as from 1 January 2004. The Committee advises that the gist and effects of the recommendations be discussed during the General Meeting of Shareholders in 2005 and that the way the Code is to be used and what problems are being anticipated be set out in the 2003 annual report. During a joint meeting at the end of November 2003, the Supervisory Board and the Executive Board members resolved that they will act on most of the recommendations and, in view of the importance of the new guidelines, already submit them to shareholders at the General Meeting of 13 May 2004. Elsewhere in this annual report Nutreco's policy on Corporate Governance is discussed on the basis of the new guidelines. Separate from the recommendations of the Tabaksblat Committee, the Executive Board of Nutreco, in the course of the year under review, repeatedly and cogently pointed out to management the serious consequences for those who fail to observe the guidelines, the administrative procedures, the ethical code or the food safety policy. In the course of the year, Nutreco developed a new internal audit procedure. The data submitted will be checked by both internal and external auditors. Based on the reports, measures will be taken where necessary. In 2004, new software will be put into use and tax and financial accounting will be more closely integrated.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

By 1 January 2005, all listed European companies must have brought their financial reporting in line with the new International Financial Reporting Standards (IFRS). Uniformity and transparency will provide deeper insight in, and greater worldwide comparability of, corporate financial reporting. The new rules are in some cases more detailed than the existing regulations. The changes will also affect the accounting for 2004. This will have to be based on the old as well as on the new guidelines as, in 2005, companies will be required to have comparable information available on the previous financial year.

A steering group within Nutreco has already stated its expectation that the main impact of the new guidelines will be on the valuation of the company's existing livestock, notably salmon. This is the IAS 41 directive. Other IFRS regulations affecting Nutreco relate to, among other things, the valuation of pension commitments and the reporting on financial instruments, such as hedging, interest rate swaps and futures.

ICT

The worldwide spread of Nutreco activities calls for optimum communication and the use of state-of-the-art information technology. In recent years, work has been done on standardising the infrastructure and constructing a worldwide network. In a great number of countries the Movex Enterprise Resource Planning (ERP) system has been put into use. Movex controls the entire data flow from selling order to production, processing and financial settlement, including monthly reporting and management information.

FOOD SAFETY

To consumers, food quality is very important. Nutreco operates a food quality system known as NuTrace. Everywhere within Nutreco, this system stands for the pursuit of quality and food safety from raw materials, feed and breeding all the way to marketing, sales and communications. An advanced tracking-and-tracing system has been set up for this purpose, which enables the company to record the source of animals and raw materials with great accuracy. Finally, the quality systems are tailored to the specific requirements of each customer. NuTrace will initially serve as a business-to-business safety and quality brand. It is possible that, in co-operation with our retail customers, it will also be used at a later stage in communications directed at consumers.

More and more studies have shown that eating fish is healthy. For instance, salmon contains unsaturated omega-3 fatty acids that promote cardiovascular health. In the UK the Food Standard Agency recommends consumers to eat fish twice a week, of which at least one portion should be oil-rich fish such as salmon. Independent information on the health aspects of eating fish can be read on many websites, such as those of the American Heart Association (www.americanheart.org), the UK Food Standards Agency (www.foodstandards.gov.uk) and The Netherlands Nutrition Centre (www.voedingscentrum.nl). Notwithstanding the many positive sounds, critics of the fish farming industry continue to seek publicity by pointing to the presence of harmful, chemical substances, such as traces of dioxin in farmed fish. At Nutreco, the levels for these substances are far below the levels set by organisations as the World Health Organisation, the US Food and Drug Administration, the Canadian Food Inspection Agency and the European Union. The standards considered acceptable by these organisations are based on levels that occur in every natural environment and that are often an inheritance from the industrial past. These traces occur to only a very limited extent in the entire food chain. The presence of these substances in the environment has steadily dropped as a result of government measures and is now far below the level that, decades ago, was still considered acceptable.

Nutreco is constantly searching for safe raw materials. The potential presence of harmful substances is continually tested. Nutreco does everything it can to optimise the farming conditions for animals and the environment alike.

HUMAN RESOURCES

Due to the many acquisitions and mergers in the recent past and the many countries where Nutreco is operating, the Company's human resources policy is rather decentralised. During the year under review, it was studied which sectors require a more central direction. In 2003, it was decided to switch from the local approach for a number of subjects to the application of a worldwide human resources policy. This includes the engaging of talent, international promotion facilities, training requirements and management skills, remunerative criteria for senior management, listing and guiding high potentials and setting up a worldwide management performance system.

RISK PROFILE

MARKET RISKS

The greater part of Nutreco's cost of sales is determined by the world markets for raw materials, such as grain, soya, fish meal and fish oil. In 2003, the average prices of raw materials needed for compound feed rose strongly. Fish meal and fish oil prices were fairly steady at a high price level. Nutreco is generally able to pass on changes in the price of raw materials (including currency translation effects) to feed product prices. This applies to a more limited extent to meat and fish products.

TECHNICAL RISKS

Prior to being processed, raw materials are carefully checked against specifications and for purity. The end products, the production method and the processes meet the strict standards and procedures that are laid down in the quality system GMP (Good Manufacturing Practices). Most Nutreco operating companies use recognised quality systems that are virtually all ISO, IKB, GMP or HACCP-certified. Audits are regularly performed by internationally recognised research agencies, such as Bureau Veritas and SGS. International customers and the company's own HSEQ team are also involved in these audits.

FINANCIAL RISKS

Great changes in the area of accounting lie ahead for European companies. By 1 January 2005, all listed European companies must have brought their financial reporting in line with the new International Financial Reporting Standards (IFRS). In a number of cases the new rules are more detailed and comprehensive than the existing ones.

The changes will affect financial reporting in 2004, because in 2005 comparable information relating to the previous financial year should be available.

Goodwill and concessions

Due to the results of the Norwegian salmon activities during the first six months of 2003, capitalised goodwill and concessions of Hydro Seafood, which has been taken over in 2000, was written down in accordance with generally accepted Dutch accounting principles. This impairment involved an amount of EUR 184.1 million. Impairment of non-consolidated companies in Norway amounted to EUR 14.3 million. If any structural changes in market conditions should occur that impact future cash flows of group companies, Nutreco will account for the effects on the valuation of these companies in the results.

Pensions

Nutreco has not set up a pension scheme in all countries yet. Where such pension schemes do exist, the pensions have been covered by independent pension funds or insurers. In 2002, an additional provision was formed to finance the deficit of the Nutreco pension funds that are not subject to defined contribution schemes.

Pension costs were well below those recorded the year before, which included an additional charge of EUR 13.8 million. This related to a provision for financing the funding deficit of Nutreco's pension funds both abroad (EUR 1.8 million) and in The Netherlands (EUR 12.0 million).

In those situations outside The Netherlands where there are no defined contribution schemes, the deficits as at 31 December 2003 have been calculated based on local regulations. Based on minimum funding requirements, there was no deficit as at 31 December 2003; the result for 2003 includes a release of EUR 1.0 million. The total deficit, calculated in accordance with local regulations, amounted to approximately EUR 27 million. Depending on local regulations, this deficit may be funded over a period of five to ten years.

In line with the Pension and Insurance Chamber guidelines (*Pensioen- en Verzekeringskamer, PVK*), the deficit of the Dutch Nutreco Pension Fund up to the level of 100% coverage amounted to EUR 7.3 million as at 31 December 2003. This amount was fully provisioned as at 31 December 2003. Taking into account withdrawals during the financial year of 2003, a sum of EUR 1.5 million was added to the provision and, accordingly, taken to the result for 2003.

Under the PVK guidelines, coverage should be increased to a level of 105% coverage. As at 31 December 2003, the total deficit from 100% to 105%, amounted to EUR 9.6 million. Of this amount, a sum of EUR 5.2 million was paid as a subordinated loan in the course of 2003. Nutreco has proposed that it will pay the deficit to achieve 100-105% coverage to the pension fund as a subordinated loan. It is currently being studied whether there is any scope for reinsuring the pension fund's liabilities.

Financing and liquidity

At year-end 2003, Nutreco had a total amount of EUR 871.1 million in credit facilities available. Of the facilities, EUR 423.4 million was actually drawn (2002: EUR 1,028.2 million and EUR 465.3 million, respectively). A major proportion of the credit facilities consists of a syndicated loan of EUR 611.3 million, arranged with a consortium of international banks in 2001, with a five-year term, and which can be drawn in various currencies. The agreement comprises two sub-facilities: one sub-facility of EUR 241.3 million has a fixed term until 15 June 2006. The other sub-facility of originally EUR 500 million will be reduced by semi-annual installments of EUR 65 million from 15 June 2003 on. This sub-facility is now down to EUR 370 million. The total syndicated loan contains financial ratios that were amply met. In addition to this facility, Nutreco also has additional credit facilities amounting to EUR 259.8 million (2002: EUR 286.9 million) at its disposal. Taking into account the semi-annual reductions, these facilities are amply sufficient to meet the company's autonomous funding requirements.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Nutreco has strict internal guidelines governing exposure to currency, interest rate and credit risks.

Interest rate risks are mainly controlled by fixing a major portion of the variable interest on long-term debt. Interest rate swaps in various currencies with staggered maturity dates were contracted for this purpose. Short-term financing carries variable interest rates. Translation risks arising from investments and debts denominated in foreign currencies are covered as much as possible by means of financing in local currencies, also taking into account the future free cash flow in the country concerned. As a result, changes due to currency effects are partly offset in respect of both assets and cash flow. The translation risk of foreign-currency denominated contributions to the result is not covered. As a result of the rise in the exchange rate of the euro against most other currencies, group income was adversely affected.

A Risk Management Committee is responsible for procedures and limits within which the operating companies cover their currency and price risk exposure arising from their buying and selling requirements. The portfolio contains a natural hedge as the purchase of raw materials and the sale of products usually take place in the same currency. The remaining risks are covered through foreign exchange contracts, approximately one third of which takes place in euro. Other important currencies are the US dollar, the Norwegian krone and the British pound. Instruments used by Nutreco are financial futures and currency swaps, with each Business Unit protecting its own margin.

Financial instruments covering interest rate and currency risks have been put in the hands of a group of renowned banks. Management expects that, in view of the positive assessment of the creditworthiness and the spread of counterparties, it does not run the risk that the counterparty finds itself unable to meet its financial commitments.

INSURANCE

Nutreco is insured against business risks. The company has a centrally directed insurance programme. In consultation with its own Health, Safety, Environment and Quality specialists, audits are regularly performed in various locations by specialists of insurance companies.

OUTLOOK

During the past year, Nutreco further enhanced its cost basis, decisiveness and competitiveness. Due to external setbacks, such as the outbreak of Avian Influenza in The Netherlands and Belgium, and low salmon prices in Europe, 2003 was a difficult year. The recovery of market conditions and the various measures taken by Nutreco combined have made the company more robust and well-positioned to benefit from this.

WITH SALES AMOUNTING TO NEARLY EUR 2 BILLION, FISH AND ANIMAL FEED, INCLUDING FEED SUPPLEMENTS, PROVIDE THE COMPANY WITH A FIRM FOUNDATION. THIS FIGURE REPRESENTS OVER 50% OF THE GROUP'S TOTAL SALES.

ANIMAL NUTRITION COMPA


ARION
ASIC
Alimento completo para perros
Aliment complet pour chiens
ARION
ARION

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(EUR x million)	2003	2003*	2002
Net sales	3,674.3	**3,674.3**	**3,809.6**
Cost of sales	2,593.4	2,593.4	2,730.8
Gross margin	1,080.9	**1,080.9**	**1,078.8**
Personnel costs	414.7	414.7	443.0
Amortisation of other intangible fixed assets	5.4	5.4	6.2
Impairment concessions	19.0	-	-
Depreciation of tangible fixed assets	98.7	98.7	97.3
Other operating expenses	444.3	444.3	394.0
Operational expenses	982.1	**963.1**	**940.5**
Income from operations before amortisation of goodwill (EBITA)	98.8	**117.8**	**138.3**
Amortisation of goodwill	12.2	12.2	13.8
Impairment goodwill	165.1	-	-
Result from operations (EBIT)	-78.5	**105.6**	**124.5**
Financial income and charges	-30.2	-30.2	-37.4
Result before tax	-108.7	**75.4**	**87.1**
Taxation	-9.2	-14.5	-17.1
Share in results of non-consolidated companies	-1.3	-1.3	-0.2
Impairment of non-consolidated companies	-14.3	-	-
Result after tax	-133.5	**59.6**	**69.8**
Minority interest	-3.6	-3.6	-1.6
Net result	-137.1	**56.0**	**68.2**
Dividend on cumulative preference shares	-4.7	-4.7	-4.7
Net result available to holders of ordinary shares	-141.8	**51.3**	**63.5**
Earnings per ordinary share after amortisation of goodwill (EUR)	-4.25	1.54	1.91
Earnings per ordinary share before amortisation of goodwill (EUR)	-	1.91	2.32

MOVEMENT IN NET SALES BY BUSINESS STREAM

				Percentage due to:			
(EUR x million)	2003	2002	Change	Volume	Price	Acquisitions	Exchange Rates
Aquaculture	1,147.2	1,215.2	-6%	3%	-2%	0%	-7%
Agriculture	2,527.1	2,594.4	-3%	-4%	1%	1%	-1%
Total	3,674.3	**3,809.6**	**-4%**	**-1%**	**0%**	**0%**	**-3%**

* Before impairment of goodwill, concessions and non-consolidated companies including tax effects (EUR 193.1 million).

EBITA ADJUSTED FOR INCIDENTAL ITEMS

(EUR x million)	2003	2002	% change	Normalised 2003	Normalised 2002	Normalised % change
Income from operations before goodwill amortisation (EBITA)*						
Aquaculture	69.9	72.1	-3.1%	41.5	61.7	-32.7%
Agriculture	63.0	80.5	-21.7%	78.4	87.9	-10.8%
Corporate	-15.1	-14.3	-5.6%	-15.1	-13.5	-11.9%
Incidental items	-	-	-	13.0	2.2	-
Total	**117.8**	**138.3**	**-14.8%**	**117.8**	**138.3**	**-14.8%**

* Before impairment of concessions.

(EUR x million)	2003	2002
Incidental items		
Supply agreements and partnerships Aquaculture	35.0	2.0
Supply agreements and partnerships Agriculture	-	5.0
Restructuring Aquaculture	-6.6	-
Restructuring Agriculture	-15.4	-
Pensions Aquaculture	-	-0.6
Pensions Agriculture	-	-12.4
Pensions Corporate	-	-0.8
Other Aquaculture	-	9.0
Total	**13.0**	**2.2**

In the 2003 financial year, Nutreco realised a net result before impairment of goodwill, concessions and non-consolidated companies (including tax effect) of EUR 56.0 million, 17.9% lower than the 2002 net profit (EUR 68.2 million). The result after impairment was a net loss of EUR 137.1 million. Net earnings per ordinary share before goodwill amortisation and impairment fell by 17.7% from EUR 2.32 to EUR 1.91. After goodwill amortisation and impairment, net loss per share was EUR 4.25, compared with earnings per share of EUR 1.91 in 2002.

Net sales in 2003 amounted to EUR 3,674.3 million, a drop of 3.6% compared with the previous year. This was due to negative exchange rate changes and volume effects. Sales in the Business Stream Aquaculture fell by 5.6%, chiefly due to falling exchange rates and lower European salmon prices. Sales in Agriculture contracted slightly, mainly due to the bird flue in The Netherlands and in Belgium and, to a limited extent, to exchange rate effects.

The gross margin rose by 0.2% from EUR 1,078.8 million to EUR 1,080.9 million. As a percentage of sales, the gross margin rose from 28.3% to 29.4%, partly as a result of incidental revenues of EUR 15.0 million resulting from improved delivery conditions. Furthermore, Nutreco was able to realise margin improvements at its compound feed and poultry activities in Spain.

Operating expenses before impairment of concessions increased by EUR 22.6 million to EUR 963.1 million (up 2.4% compared with 2002), mainly due to extra costs related to bird flue, the provisions for restructuring and extra provisions for bad debts. These higher costs were partly offset by incidental income from new co-operation agreements with partners (EUR 20 million).

Personnel costs fell by EUR 28.3 million from EUR 443.0 million to EUR 414.7 million, partly due to a decrease in pension costs from EUR 27.0 million in 2002 to EUR 15.7 million in 2003; incidental expenditure amounting to EUR 13.8 million was included in the 2002 accounts. The funding rate of Nutreco's affiliated pension funds has improved.

The operating result before amortisation of goodwill (EBITA) and before impairment of concessions fell by 14.8% from EUR 138.3 million to EUR 117.8 million in 2003 largely as a result of low salmon prices in Europe and the outbreak of bird flue. The negative effect of Avian Influenza on the result amounted to approximately EUR 12 million. For the restructuring of its European salmon operations Nutreco added EUR 6.6 million to the restructuring provision, which was fully utilised. EUR 15.4 million was added to the restructuring provisions of the chicken processing operations in The Netherlands and Belgium, of which EUR 4.8 million has been utilised.

Income from operations (EBIT) before impairment fell by 15.2% from EUR 124.5 million to EUR 105.6 million. Including impairment of goodwill and concessions of EUR 184.1 million, income from operations (EBIT) amounted to EUR 78.5 million negative.

NUTRECO AQUACULTURE

Income from operations (EBITA) before impairment of concessions amounted to EUR 69.9 million, down 3.1% on the result for 2002. In 2003, the operating result of Nutreco Aquaculture was strongly influenced by the low European salmon prices. This was partly offset by high salmon prices in North America. Adjusted for incidental gains and losses in 2002 and 2003, EBITA before impairment of concessions was EUR 41.5 million, a drop of 32.7% compared with 2002. Due to the absence of a price recovery in Europe, Nutreco was forced to take an impairment of EUR 193.1 million on goodwill, concessions, and non-consolidated companies (including tax effects), mainly related to Hydro Seafood, which was acquired in 2000 from Norsk Hydro AS.

Although the current market conditions are less favourable than foreseen in 2000, the long-term outlook for the Norwegian salmon industry remains positive. Nutreco holds an excellent position in this young, global industry, a wide geographical spread and a product portfolio of different types of farmed salmon which has meanwhile been extended by the addition of cod, halibut, barramundi and yellowtail. The abolition of European minimum import prices for salmon combined with the restructuring of the industry in Europe is expected to contribute to a recovery of profitability.

Nutreco is implementing radical restructurings. An example of this is the introduction of a single European Sales and Marketing Organisation in 2003, with the aim of improved service to customers in our various markets and lower costs. Following the closure in 2002 of two processing plants for fish, three further plants – two in Norway and one in Scotland – were closed in 2003. As the company announced in June 2003, this involved the loss of 210 jobs, which represents a 26% reduction of the work force of the salmon-processing operations. In Scotland, 82 jobs were made redundant (15% of the work force).

The fish feed operations showed a good operating result, although lower than in 2002. The fish feed production companies are aiming for further efficiency improvements, innovations in feed compositions (including more vegetable-based raw materials in addition to fish oil and fish meal) and minimisation of credit risks.

NUTRECO AGRICULTURE

Despite the improved result from the Spanish poultry activities, a good performance from the Dutch pork and compound feed operations as well as a constant result from the worldwide premix activities compared with the previous year, Nutreco Agriculture as a whole realised a lower result than in 2002. Income from operations (EBITA) was EUR 63.0 million, down 21.7% from EUR 80.5 million in 2002. Adjusted for incidental items in 2003 and 2002, EBITA fell by 10.8% from EUR 87.9 million to EUR 78.4 million. The drop in EBITA was partly due to the outbreak of bird flue in The Netherlands and Belgium, which mainly affected the poultry processing and breeding activities, and feed activities to a lesser extent. This had a negative impact on results of around EUR 12 million. This situation necessitated a restructuring, which resulted in the closure of one plant in The Netherlands and one in Belgium and the loss of 275 jobs. The restructuring costs of EUR 15.4 million were charged to the 2003 results. The Spanish poultry processing operations achieved good results due to positive price developments and the introduction of new products.

Results of the Dutch pork operations evolved positively as a result of the stronger focus on the retail channel and the development of value-added products. The premix operations performed at a comparable level as in 2002. Although the compound feed activities in the Benelux countries were affected by the consequences of the decrease in livestock and Avian Influenza, the results were satisfactory. The Spanish compound feed activities realised higher results compared with the year before, due to increased volumes.

FINANCIAL INCOME AND CHARGES

The balance of financial income and charges fell EUR 7.2 million to EUR 30.2 million (2002: EUR 37.4 million). This drop can be attributed to both a drop in the average interest rate and a drop in the average debt. The latter is due in part to the low US dollar exchange rate, as part of the long-term debt is held in US dollar.

TAXATION

The effective tax rate before impairment fell from 19.6% to 19.2%, largely due to the geographical distribution, the use of tax facilities and tax loss carry-forwards from acquired companies.

NON-CONSOLIDATED COMPANIES

The loss of EUR 15.6 million sustained by non-consolidated companies is attributable, in particular, to the impairment of non-consolidated companies in Norway to the amount of EUR 14.3 million.

NET RESULT

Based on the 6.9% dividend percentage, a dividend of EUR 4.7 million was paid on the cumulative preference shares 'A'. In 2003, a new agreement was reached with the holders of preference shares for a seven-year period as from 2004, under which the dividend percentage has been set at 6.66%. The net result (including impairment) available to holders of ordinary shares, after deduction of cumulative preference dividend, was EUR 141.8 million negative compared with EUR 63.5 million in 2002. The average number of outstanding ordinary shares in 2003 was 33.3 million.

CASH FLOW

The cash flow from business operations decreased by EUR 16.6 million to EUR 205.8 million as a result of lower income from operations. The investments in fixed assets amounted to EUR 66.9 million compared to EUR 90.6 million in 2002. In order to achieve product innovations Nutreco invested in – among other things – new production lines in France and Chile for packed fish for the retail market. Additionally, Nutreco invested in new processing and packaging lines in Mierlo (The Netherlands) and Toledo (Spain) for fresh poultry products for the retail market. Furthermore, a feed plant was put into operation in Spain. The free cash flow before acquisitions amounted to EUR 76.7 million as compared to EUR 61.4 million in 2002.

In 2003, a total of EUR 47.1 million (2002: EUR 8.3 million) was spent on acquisitions. These related in particular to the expansion of participating interests. For instance, three interests at Aquaculture in Norway were increased to nearly 100%. At Nutreco Agriculture, among other things, the company's stake in Hendrix Meat Group CV was raised to 100% in July 2003.

The free cash flow after acquisitions amounted to EUR 29.6 million (2002: EUR 53.1 million). The strong, positive cash flow from business operations in the second half of the year resulted in the partial repayment of interest-bearing debt. Furthermore, a cash dividend of EUR 12.3 million (2003: EUR 14.3 million), including the cumulative preference dividend, was distributed.

CONDENSED CASH FLOW STATEMENT

(EUR x million)	2003	2003 *	2002
Income from operations (EBIT)	-78.5	**105.6**	**124.5**
Depreciation of intangible fixed assets	201.7	17.6	20.0
Depreciation of tangible fixed assets	98.7	98.7	97.3
Income from operations (EBITDA)	221.9	**221.9**	**241.8**
Changes in working capital	-7.8	-7.8	-8.9
Changes in provisions	-8.3	-8.3	-10.5
Cash flow from business operations	205.8	**205.8**	**222.4**
Net interest paid	-31.1	-31.1	-39.2
Income taxes paid	-30.3	-30.3	-27.3
Other changes	-0.8	-0.8	-3.9
Cash flow provided by operations	143.6	**143.6**	**152.0**
Used for investments in fixed assets	-66.9	-66.9	-90.6
Free cash flow before acquisitions	76.7	**76.7**	**61.4**
Used for acquisitions	-47.1	-47.1	-8.3
Free cash flow after acquisitions	29.6	**29.6**	**53.1**

* Before impairment of goodwill and concession.

CONSOLIDATED BALANCE SHEET

Shareholders' equity decreased by EUR 198.0 million to EUR 536.3 million. The decrease was mainly attributable to the impairment of goodwill, concessions and the non-consolidated companies (including tax effect) to the amount of EUR 193.1 million. Furthermore, shareholders' equity declined as a result of a dividend payment of EUR 12.3 million and exchange differences of EUR 43.4 million relating to foreign group companies. Minority interests in group companies decreased by EUR 8.7 million.

Provisions declined from EUR 44.8 million to EUR 43.4 million. A restructuring provision of EUR 15.4 million was recorded for the reorganisation of Pingo Poultry, the poultry activities in The Netherlands and Belgium. In connection with the reorganisation of Marine Harvest Europe, EUR 6.6 million was added to the provision for restructuring in 2003. This provision is mainly utilised for the reorganisation of the Norwegian and Scottish processing operations.

The provision for deferred taxes decreased from EUR 33.4 million to EUR 20.3 million.

The solvency ratio (shareholders' equity expressed as a proportion of total assets) decreased from 37% in 2002 to 31% in 2003. The return (EBITA before impairment) on average capital employed excluding capitalised goodwill amounted to 12% (2002: 14%). The return including capitalised goodwill amounted to 10% in 2003 (2002: 10%).

As at 31 December 2003, the net debt position amounted to 1.8 times EBITDA (2002: 1.8). The interest cover, defined as EBITDA in relation to interest charges, amounted to 7.4 (2002: 6.5). The proportion between net interest-bearing debt and shareholders' equity deteriorated from 59% to 73%, as a result of the impairment of EUR 193.1 million.

Since 2001, Nutreco has a committed syndicated loan facility at its disposal. The balance of this facility as at 31 December 2003 amounted to EUR 611.3 million. This facility is provided by an international consortium of banks and has a term until June 2006. The facility is unsecured. In addition, the Group has several (mostly short-term) credit facilities amounting to EUR 259.8 million (2002: EUR 286.9 million). As at the balance sheet date, the company had used EUR 423.4 million (2002: EUR 465.3 million) of the total facilities.

The average interest rate on fixed outstanding long-term debt amounted to 6.3% (2002: 6.8%).

CONSOLIDATED BALANCE SHEET

(EUR x million)	31 December 2003	31 December 2002
Fixed assets		
Intangible fixed assets	199.3	392.3
Tangible fixed assets	514.6	552.3
Financial fixed assets	27.3	46.0
Total fixed assets	741.2	**990.6**
Current assets		
Inventories	397.5	407.4
Receivables	532.7	579.6
Cash and cash equivalents	31.8	31.8
Total current assets	962.0	**1,018.8**
Total assets	1,703.2	**2,009.4**
Shareholders' equity	536.3	734.3
Minority interest	14.0	22.7
Provisions	43.4	44.8
Deferred taxes	20.3	33.4
Long-term debt	395.6	422.4
Short-term liabilities:		
Interest bearing	27.8	42.9
Non-interest bearing	665.8	708.9
Total liabilities	1,703.2	**2,009.4**

IN AQUACULTURE THE SHARE OF VALUE-ADDED PRODUCTS, SUCH AS SALMON FILLETS, READY-MADE PORTIONS AND SMOKED SALMON IS SHOWING RAPID GROWTH: FROM 25% IN 2000 TO NEARLY 50% IN 2003. IN AGRICULTURE, THE EMPHASIS IN PORK AND POULTRY PRODUCTION IS INCREASINGLY PLACED ON FRESH AND CONVENIENCE PRODUCTS FOR THE CONSUMER MARKET.

ED BY CONSUMER DEMANDS



PROFILE

Nutreco is the leading player on the fish feed market.

In 2003, production amounted to approximately 1 million tonnes. Over 70% of this is used in salmon and sea trout farming, a market in which Nutreco has a 40% share. The remaining 30% is used for other fish species. Of the salmon feed, approximately 30% is destined for the Nutreco farms. Nutreco is global market leader in the farming and processing of different types of salmon, such as Atlantic salmon, Chinook and Coho. In 2003, the company's own farms in Norway, Chile, Scotland, Ireland, Canada and Australia produced over 190,000 tonnes of salmon and sea trout. A considerable proportion of this found its way to the consumer market via the company's own processing facilities. In 2003, the company supplied over 70 countries with salmon. Nutreco is also very closely involved in research on and the introduction of other farmed fish species, such as halibut, cod, barramundi and yellowtail.

STRATEGY

Realising organic growth plays a central role in Aquaculture's strategy. Nutreco also wants income to be less affected by fluctuations in the market prices of salmon. The company aims to achieve this by introducing more new value-added products. The sale of other fish species will also help to reduce volatility.

The processes and activities in Aquaculture were thoroughly evaluated in 2003. Higher profit contributions through product

ACTIVITY	PARTICULARS	BUSINESS	PRINCIPAL MARKETS	MARKET POSITION
Salmon farming, processing and marketing	Direct supply to retail & food service	Marine Harvest Americas	United States	No.1
			Japan	No.2
	Strong reputation business-to-business brand Marine Harvest	Marine Harvest Europe	Europe	
			• France	No.1
			• United Kingdom	No.1
			• Rest of Europe	No.1
			Rest of the world	
Feed for salmon and sea trout	Innovative, efficient production, quality and traceability	Skretting	Norway, Chile Scotland, Ireland, Canada, Australia	No.1
Other fish feed and farming of other fish species	High-quality, specialised feed and know-how	Trout & Marine Species	Europe	No.1
			Australia	No.1
			Japan	
	Farming of cod, halibut, barramundi and yellowtail	Trout & Marine Species	Europe Australia Japan	

innovation has top priority. The organisation has been changed from product-oriented to market-driven with more value-added products and a strong focus on cost-control and operational excellence.

The proportion of value-added products, such as salmon fillets, ready-made portions and smoked salmon is growing fast: from 25% in 2000 to just under 50% in 2003. The sale of whole fish declined from 75% in 2000 to just over 50% in 2003. The intention is to reduce whole fish sales to 15% by 2007. The endeavour to supply directly to retailers and food service organisations is proceeding according to plan. In 2003, the share of these buyers rose to over 40% of total sales.

The strategy in salmon feed is targeted in particular on keeping up and increasing market share and margins. Nutreco is able to achieve this by making substantial investments in new technology and realising further improvements in the current co-operation with buyers. For instance, Nutreco will continue to carry out research on alternative raw materials that may be used as fish meal and fish oil substitutes. Marked progress was made with this in 2003 as well. The ability to keep up and increase margins depends to a large extent on the realisation of cost savings. In this regard, the improvement of logistic processes and the centralisation of the purchasing activities are of great importance. In these areas Nutreco has an edge on its closest competitors. In the coming years, this edge must be increased through even closer international co-operation within Nutreco, as well as in the areas of logistics and production. Furthermore, Nutreco is seeking growth in specialities, such as starter and dietary types of feed.

In fish feed for other fish species, Nutreco aims to maintain its strong positions in a number of European countries as well as to reinforce positions in other regions, particularly in the eastern part of the Mediterranean, Eastern Europe, Japan and China. In this segment, too, growth in market share and profitability are the prime objectives. This can be accomplished by focussing attention in existing markets especially on starter feed and by building new positions, notably in Asia. In fish farming involving species other than salmon, Nutreco will particularly concentrate in the coming years on cod and halibut in Norway, barramundi in Australia and yellowtail in Japan.

RESTRUCTURINGS AND ACQUISITIONS

Nutreco is implementing drastic restructurings. For instance, in 2003, the company created a single European Sales and Marketing Organisation that should result in better service to customers in the various markets, and in lower costs. Following the closure of two fish-processing plants in 2002, another three locations – two in Norway and one in Scotland – were closed down in 2003. Part of the processing will henceforth take place in Poland. As the company announced in June 2003, this involved the loss of 210 jobs, which represents a 26% reduction of the work force of the salmon-processing operations. In Scotland, 82 jobs were made redundant (15% of the work force).

Salmon operations in Canada were also restructured in 2003. Production at five facilities was centralised at one location. Currently, both primary and secondary processing take place at this location, which greatly enhanced quality and consistency. This, in turn, generated major cost savings and a 20% reduction in the staffing level.

In 2003, Nutreco increased three participating interests in Norwegian companies to nearly 100% for a total amount of

KEY FIGURES AQUACULTURE

(EUR x million)	2003	2002	2001	2000	1999
Net sales	1,147.2	1,215.2	1,253.9	961.4	690.3
Income from operations before amortisation of goodwill (EBITA)[1]	69.9	72.1	91.5	103.1	58.4
Weighted average net capital employed[2]	854.7	1,002.5	841.6	351.0	225.5
Return (EBITA)[1] on weighted average net capital employed[2]	8%	7%	11%	29%	26%

[1] Before impairment of concessions (EUR 19.0 million).
[2] Excluding goodwill.

EUR 17.2 million. This related to the participating interests in Cod Culture Norway AS, Marine Harvest Rogaland AS and Marine Harvest Agder AS.

OPERATIONAL DEVELOPMENTS

MARINE HARVEST AMERICAS

Salmon sold on the US market is largely produced in Chile and Canada. In recent years, US salmon consumption has shown robust growth. Once a luxury product, salmon is now part of the daily menu. Currently mainly concentrated on both coasts, fish consumption is expected to pick up further inland as well in the coming years.

The US salmon market is traditionally less volatile than its European counterpart. By stepping up direct supply to retailers, food service customers and other buyers, ensuring stringent cost control, and developing new products, Nutreco will be able to reinforce its US market position still further. Packed products, both fresh and frozen, will be assigned top priority.

Salmon activities in North and South America recorded a marked improvement in 2003. US consumption of Atlantic salmon rose by 6%. Growth was less robust than the previous year's growth rate of 18%. This is attributable to the limited supply from Chile and Canada. A lower fish survival rate due to elevated seawater temperatures was one of the factors limiting salmon supply from these regions. This had a positive effect on the evolution of American salmon prices: during the first half of the year these showed a steady increase, reaching their highest level since year-end 2000.

Besides the introduction of new products, much attention was also focussed on the improvement of logistics. Delays in supply were closely analysed, sales procedures were standardised, and the relation with buyers was intensified. Simultaneously, the company's shop-shelf position was reinforced as products were not just available on the fresh-fish counter, but also in the refrigerated displays. This was made possible through the introduction of new prepacked fresh products, an approach which has extended shelf life of the product by 10%, while costs were reduced by 10% as well. Another major focus of attention in 2003 was the broadening of the customer base in the rapidly growing food service sector.

MARINE HARVEST EUROPE

The European market showed a different picture. Consumption remained at a high level, but the low prices in Europe during the past two years had weakened the financial position of many salmon farmers. While salmon prices were considerably higher on the US market than on the European market, the transatlantic sale of Norwegian salmon was not attractive in 2003 due to the strong Norwegian krone and the weak US dollar.

The Norwegian quotation of salmon prices is an important benchmark for the price level in continental Europe. In 1997, the

EVOLUTION OF SALMON PRICES ON THE US MARKET


(USD/pound)
5
4
3
2
1
0
3 - 4 LBS FILLETS
8 - 10 LBS DHON
'98
'99
'00
'01
'02
'03
'04

EVOLUTION OF SALMON PRICES IN NOK AND EUR


(NOK/kg)
(EUR/kg)
40
35
30
25
20
15
5
4
3
2
1
0
EUR/kg
NOK/kg
'98
'99
'00
'01
'02
'03
'04

European Commission and Norway agreed on a minimum import price for Norwegian salmon for a period of five years to protect Irish and Scottish salmon farmers. At the beginning of June 2003, the trade-restricting measures for Norwegian salmon were lifted and the minimum import price was abolished. For the first time in five years, Norwegian farmers were thus granted free access to the European market. This initially caused the Norwegian price quotation to drop to an all-time low, but prices have since risen again and the outlook also appears more positive. Salmon demand remains strong and the low prices were instrumental in opening new markets. Central and Eastern Europe, including Russia, are now importing large quantities of salmon. In 2003, the leading Norwegian salmon farmers transferred fewer smolts to sea than they did in 2002. In the course of 2004, this could result in a lesser supply of salmon compared to 2003. The abolition of minimum import prices in Norway is also expected to reduce the role of traders.

'A difficult year, in which much was accomplished': this may be the best way to describe in a nutshell the operational developments at the Nutreco salmon activities in Europe. In 2003, the company was radically restructured. The positive effects of this will become visible in 2004. At Marine Harvest Europe the sales and marketing activities were grouped into three sales organisations, which operate cross-border and will no longer be limited by the supply of salmon from any particular country. These sales organisations target a specific group of buyers, namely retail, food service, industry and trade. Much attention is focussed on the development of new products and concepts. By marinating, smoking, canning and other processing methods, the product range has been broadened, which will increase the number of use occasions. Capacity planning and production activities for Europe are centrally directed.

Meeting the quality requirements stipulated by the customers can be achieved more readily by regulating at the central European level such matters as standardisation, sourcing, quality requirements and processing optimisation. All these adjustments have enabled Marine Harvest Europe to drive down the costs substantially and they have given a major impetus to the process of substantially reducing the sensitivity of the Group results to fluctuations in the salmon price quotation during the next few years.

In 2003, the Scottish salmon activities were ISO 14001 certified, which means that they met the international standard for environmental management systems. Following an extensive external audit, Nutreco was also accredited as 'Investor in People', confirming that the company now also meets UK guidelines in this area. Irish salmon farming is small-scale and limited in terms of size and potential. This provides opportunities for special products, such as organically farmed salmon. In 2003, Irish salmon farmers reaped once again optimal benefits from this strategy. Nutreco was the first company to receive the ECOPACT certificate in 2003 from the Council for Irish Sea Fishing in recognition of the environmentally friendly type of aquaculture pursued in Ireland. In Ireland, too, Nutreco activities were granted ISO 14001 certification.

SALMON SALES IN EUROPE
BY CUSTOMER


(in %)
80
70
60
50
40
30
20
10
0
16
26
26
34
34
38
50
40
36
'01 '02 '03
Retail
'01 '02 '03
Industry
'01 '02 '03
Trade

SALMON SALES IN THE AMERICAS
BY CUSTOMER


(in %)
80
70
60
50
40
30
20
10
0
58
69
73
2
2
5
40
29
22
'01 '02 '03
Retail
'01 '02 '03
Industry
'01 '02 '03
Trade

SALMON SALES IN EUROPE
BY PRODUCT


(in %)
80
70
60
50
40
30
20
10
0
80
73
75
12
17
16
8
10
9
'01 '02 '03
Whole fish
'01 '02 '03
Fillets
'01 '02 '03
Value-added products

SALMON SALES IN THE AMERICAS
BY PRODUCT


(in %)
80
70
60
50
40
30
20
10
0
30
29
21
62
50
53
8
21
26
'01 '02 '03
Whole fish
'01 '02 '03
Fillets
'01 '02 '03
Value-added products

SALMON FEED

For almost as long as it has existed, the salmon feed market has been extremely concentrated. Notwithstanding this high concentration, Nutreco was able to attract, in 2003, a major number of new customers and a series of new small buyers and thus increased its market share. Feed market conditions echo salmon farming developments. Low salmon prices, the decrease in the quantity of smolt transferred to sea, and elevated seawater temperatures were reflected in the salmon feed market. Sales volumes in Europe declined, while Chile experienced a rise as a result of the increase of the biomass. Due to the weakened financial position of salmon farmers in Norway, the United Kingdom and Ireland, the company's bad-debt exposure increased. Seven percent of the salmon farms in Norway have now been declared bankrupt. Other enterprises were taken over by banks. Through strict debtor management in combination with shorter credit periods, Nutreco seeks to keep bad debt risks at an acceptable level.

In 2003, Nutreco was able to effect further cost reductions and to introduce a few new innovative niche products on the market. Owing to this, the feed activities managed to equal the 2002 result.

An important milestone was the roll-out of the Movex Enterprise Resource Planning (ERP) system in a number of countries. Movex automates the whole data flow from selling order to production, processing and financial settlement, including monthly reporting and management information. The system has important consequences for the efficiency and customer service. In 2003, the system became operational in, among other countries, Chile and Canada, while the United Kingdom and Norway will follow in 2004. The introduction of Movex also enabled the company to reduce the number of staff jobs in the countries concerned.

In 2003, Nutreco regained its leadership on the salmon feed market in Chile. The Chilean feed market has been suffering from excess capacity for a considerable length of time. It is expected that it will take another two to three years before the excess capacity is eliminated. Efficiency was enhanced as a new modern feed plant was put into use. Prices of raw materials decreased due to the low dollar. The margins were nevertheless under pressure due to the excess capacity and the resulting competition.

With production facilities on both coasts, Nutreco is also market leader in the fish feed sector in Canada. Due to the outbreak of a disease among the salmon population and fish mortality as a result of extremely cold weather conditions on the east coast, where Nutreco has no farming operations itself, fish feed sales volumes decreased in 2003. Nutreco is market leader in salmon, sea trout and freshwater fish feed in Ireland and the United Kingdom. The UK operations put in another good performance in 2003.

TROUT & MARINE SPECIES

FEED FOR DIFFERENT FISH SPECIES

Besides salmon feed, Nutreco also produces feed for freshwater trout and other fish species. The main markets for this feed are Italy, France, the United Kingdom, Spain, Greece, Turkey, Denmark, The Netherlands, Australia and Japan. While there is a marked trend towards concentration, the market for other fish feed is still highly fragmented. Currently, there are more than 25 providers, most of whom operate in a single country. Prices of raw materials remained rather high. Passing on the higher cost price therefore presented a major challenge. Keeping the margins intact and controlling the debtor risk were assigned top priority.

Although the financial position of many feed producers has weakened, players are competing with prices and credit terms. Mainly oriented towards salmon farming in Tasmania, the feed operations in Australia felt the pressure of the declining salmon prices in this region and the resulting consolidation processes.

In 2003, the Gemma Micro starter feed that was taken into production in 2002 brought about changes in the feeding pattern of farmed cod fry. Close to one-third of all cod farmers in Norway switched from artemia, a live feed, to the alternative offered by Nutreco. Gemma Micro is suitable for both cold and warm-water fish and is also successfully used for other fish species, such as sea bream. An ingenious new automatic system to dose this feed as efficiently as possible has been another contributing factor to the success of Gemma Micro. This system has boosted the survival rate of young fish, whilst simultaneously reducing feed consumption and enhancing efficiency.

FARMING OF OTHER FISH SPECIES

Farms producing new fish species are being established all over the world to take advantage of specific climatic and geographical conditions of the areas concerned, such as the Mediterranean area for sea bream, Spain for turbot, Japan for yellowtail, and Australia for barramundi. The feed formulated by Nutreco has had an important catalytic effect on this development. Today, Nutreco ranks as one of the world's largest halibut farmers. This activity is mainly based in Norway. The halibut market performed well in 2003. During the year under review, Nutreco started yellowtail farming in Japan. The first harvest is expected in 2004. Barramundi, also called Asiatic sea bass, is farmed in the tropical coastal waters of Northern Australia. The fish is now available in all major cities in that country and provides excellent possibilities for export to other countries. This potential will be tapped into in the coming time. It should be noted that the volumes of the other fish species are still relatively small compared to the salmon volumes.

COD

In recent years, Nutreco has devoted much energy to the establishment of cod farms. This fish species is becoming scarce as a result of the fishing quota imposed by the European Commission on the fishing industry. This species continues to be in strong demand by consumers notwithstanding the sharp rise in prices in recent years. In 2003, the first young cod were taken from the hatcheries to the marine water farms. In 2003, Nutreco planted a total of more than one million cod. These cod will be marketed at the end of 2004 or in early 2005. This translates into a harvest of about 3,000 to 4,000 tonnes.

Established in 2001, Cod Culture Norway (CCN) concentrates on the production of young cod. In the course of 2003, the supply of young cod saw a sharp increase, but demand decreased due to the weakened financial position of fish farmers in Norway. CCN was thus forced to adapt its plans. To underscore its strong sense of involvement and belief in cod farming, Nutreco subsequently raised its interest in CCN from 56% to nearly 100%.

FRESH PRODUCTS ARE AN ATTRACTIVE MARKET BECAUSE MORE AND MORE RETAILERS ARE BEGINNING TO SELL PREPACKED PRODUCTS IN THEIR OWN MEAT PRODUCT AND FRESH FOOD DEPARTMENTS. NUTRECO HAS PROVEN THAT IT IS VERY WELL ABLE TO PRODUCE THESE FRESH PRODUCTS FOR ITS RETAIL CUSTOMERS. THE ADVANCED, COMPUTER-CONTROLLED CUTTING METHOD, MODERN PACKAGING MATERIALS, HYGIENE, AND OPTIMAL LOGISTICS PLAY AN IMPORTANT ROLE IN THIS.

TURE AND AGRICULTURE



NUTRECO AGRICULTURE

PROFILE

Nutreco engages in two main activities: meat processing operations and the feed platform. In pork and poultry production the emphasis is placed on fresh and convenience products for the consumer market. In poultry products, Nutreco has built up strong positions in Spain, The Netherlands and Belgium. Pork products are mainly destined for Northwest Europe. The genetics activities produce breeding material for layers, turkeys, chickens and pigs. Breeding sales cover more than a hundred countries.

The feed platform consists of compound feed, speciality feed, premix and pet food, and represents approximately 50% of the total sales of Nutreco Agriculture. Besides animal feed for ruminants, pigs, poultry and other species, the company also produces speciality feed for young animals, pets and horses under its own brand names. Nutreco also supplies organic and antibiotics-free feed to specific livestock farms. Premix is another important focus. Premix consists of high-quality feed supplements, such as vitamins, traces and minerals.

All activities are supported by a large research and development organisation, which is able to translate customer, consumer and retailer wishes and requirements into high-quality products, packaging or raw materials. All Agriculture activities are leaders in

ACTIVITY	PARTICULARS	BUSINESS	PRINCIPAL MARKETS	MARKET POSITION
Poultry products	Co-operation with retail Fresh prepacked products Product innovation Branded products	Pingo Poultry Sada	The Netherlands/Belgium Spain	No. 2 No. 1
Pork	Co-operation with retailers Fresh prepacked meat – Bacon	Hendrix Meat Group (HMG)	The Netherlands United Kingdom	No. 2
Breeding Turkeys Layers Pigs Broilers	Innovation Health Product-market combinations	Euribrid: - Hybrid - Hendrix Poultry Breeders (HPB) - Hypor - Hybro	Worldwide	 No. 2 No. 3 No. 3 No. 4
Premixes, speciality feed and pet food	Product innovation Antibiotics-free feed Feed for young animals Pet food brands	Trouw Nutrition	Europe Worldwide	No. 1 No. 3
Compound feed	Farm knowledge Horse feed Closely integrated Central purchasing and service Business-to-farmer	Agri Feed Benelux Nanta/Agrovic	The Netherlands Belgium Germany, Hungary and Denmark Spain, Portugal	No. 2 No. 3 No. 1

KEY FIGURES AGRICULTURE

(EUR x million)	2003	2002	2001	2000	1999
Net sales	2,527.1	2,594.4	2,581.4	2,164.5	1,910.4
Income from operations before amortisation of goodwill (EBITA)	63.0	80.5	98.7	43.1	47.4
Weighted average net capital employed*	357.9	370.6	308.2	306.6	252.3
Return (EBITA) on weighted average net capital employed*	18%	22%	32%	14%	19%

* Excluding goodwill.

their respective markets and front runners in the areas of food safety and animal welfare.

STRATEGY

A set of common strategic starting-points apply to all agriculture activities. Low costs and cost control are the licence to operate for all Agriculture operating companies. Working with animals implies margin volatility. It is important that this is minimised. One way to accomplish it is by producing more fresh packed products and convenience products.

Fresh products are an attractive market because more and more retailers are beginning to sell prepacked products in their own meat product and fresh food departments. Nutreco has proven that it is very well able to produce these fresh products for its retail customers. The advanced, computer-controlled cutting method, modern packaging materials, hygiene and optimal logistics play an important role. For Nutreco fresh, prepacked and value-added product markets are the most important, which also enable the company to reduce margin volatility.

At the poultry activities in the Benelux countries, bird flue led the company to accelerate the strategic reorientation process. In future, Nutreco wants to focus exclusively on fresh products for the retail market, food service and the up-market segment of the processing industry. Since 2000, Nutreco has been able to realise a more than 70% increase in sales of fresh poultry products to retailers. This was achieved through the acquisition of Ham Kip and sales growth at a number of major retailers in Belgium and The Netherlands. In Spain, attention is also focussed on stepping up co-operation with major retail chains. The creation of added value through further processing, improvement of the cost basis, the endeavour to realise higher revenues for by-products, the realisation of synergy advantages with other Nutreco business activities, and a more market-driven approach, are areas for attention in poultry activities in both Spain and the Benelux countries. This also involves the development of brands such as CUK and Pimpollo in Spain for retail and Cresta Roja for food service. These brands are linked to such elements as quality, food safety and a favourable price/quality ratio. Nutreco will also focus more on the out-of-home segment.

The strategy of the pork activities in The Netherlands is mainly aimed at expansion of sales of fresh and prepacked pork to retailers in Northwest Europe, particularly in The Netherlands and United Kingdom. The Dutch retailers are leaders in the area of prepacked pork. Nutreco can utilise the know-how gained elsewhere. Product development, packing techniques, shelf location, in-store promotions, good communication with consumers and the development of distinguishing quality concepts are important for pork sales.

In order to reduce vulnerability to animal diseases, it has been decided to spread the production locations of the breeding activities across the various continents. Nutreco's biggest growth markets for its breeding operations are Brazil and Asia. Nutreco was not yet active with breeding material for pig farmers in the US. As a result of the merger with Genex in Canada, the US will also become an important market for Nutreco.

The strategy of premix is aimed at increasing market share. On the existing European market this is to be achieved mainly through organic growth. Outside Western Europe, particularly in North and South America and in Eastern Europe, growth can also be accomplished through acquisitions. The biggest markets where Nutreco aims to grow are the Americas and Eastern Europe. To support these ambitions, the organisation has been split up into these regional units. Nutreco also aims to achieve strong growth in the area of pet food. For this purpose, Nutreco intends to position its Arion brand exclusively in pet shops.

Notwithstanding the shrinking market, compound feed activities in the Benelux countries still see growth potential; they focus on highly trained, enterprising farmers in Northwest Europe. Feed supply to these farmers is particularly associated with the advice provided by Nutreco. This advice relates to developments that farmers of the future will be facing, such as return, labour efficiency, and business development. During the eighties and nineties, feed composition was mainly based on the use of grain substitutes. Since the revision of agricultural policy in Brussels, there has been a great increase in other raw materials, such as grain and corn. Further growth of the Pavo and Equiral horse feed brands is sought in Northwest Europe.

The strategy of the Spanish compound feed activities is aimed at generating further growth in both Spain and Portugal. Here, too, the approach is aimed at efficiency, with Nanta concentrating on the free market and Agrovic focussing on integrated enterprises. Nutreco enjoys an excellent reputation in the Spanish compound feed industry and seeks to further distinguish itself through innovations, feed safety, service and brand policy.

RESTRUCTURINGS AND ACQUISITIONS

In mid-2003, Nutreco acquired the remaining 37.5% shares in Hendrix Meat Group. The parties concerned had already agreed on this transaction when Nutreco acquired the initial interest in the company in 1998. At the poultry and pork activities, the outbreak of bird flue and worsening market conditions made reorganisations unavoidable. The production location for poultry at the Belgian town of Stevoort was closed in the course of the year. Henceforth, all Belgian activities will be concentrated at Maasmechelen. It was further announced in December that the production location at Cuyk (The Netherlands) would be closed and that the activities at Mierlo (Brabant) would be expanded. At the Pingo Poultry organisation in The Netherlands and Belgium, three production locations with a total work force of approximately 1,040 will be left: at Goor, Mierlo and Maasmechelen. The pig slaughtering activity at Emmen was stopped in 2003. Capacity at the Druten and Meppel locations was slightly increased. A total of 360 jobs were made redundant as a result of these reorganisations.

In May 2003, Nutreco and Crown Investment Corporation (Genex Swine Group Inc.), Canada, announced that they would merge their activities in the area of breeding material for pigs. The merger took place in October 2003. With sales totalling EUR 30 million and a work force of 200, the new company has a leading position in Canada, Spain, Japan and Belgium. Nutreco has a 50% interest in this company.

OPERATIONAL DEVELOPMENTS

MEAT PROCESSING AND MARKETING

Poultry products in Spain

In Spain the poultry products market recovered completely from overproduction and low prices prevailing during the previous year. Approximately 98% of all Spanish poultry products is supplied fresh. The major industrial processors, too, use fresh chicken only. The Spanish market is self-supporting and relatively closed, and consequently relatively insensitive to the import of cheap frozen chickens from countries such as Brazil and Thailand. In Spain, too, cost control and productivity enhancement are important strategic elements.

In 2003, Nutreco's market share in poultry products remained relatively stable at 29%. Owing to the price recovery, poultry product sales increased. The price rise was particularly strong during the summer. Further processing automation has enhanced the efficiency and reduced labour intensity at the production stage. In the Spanish market, Nutreco is focussing in particular on fresh and convenience poultry products. Added value is realised by connecting with regional tastes, such as Catalan chicken sausages or chicken/cheese rolls in Andalusia. The CUK and Pimpollo brands now comprise 5% of poultry product sales in Spain. The relaunch of the Pimpollo brand was vigorously supported. Nutreco aims to reduce price volatility by stepping up co-operation with the large retailers.

Poultry products Benelux

In March, the Dutch and Belgian poultry markets were affected by the outbreak of bird flue. The effects of this disease were noticeable throughout the year. The bird flue upset the supply of live birds, which forced production locations in The Netherlands and Belgium to suspend operations for some time. For a considerable length of time now, large quantities of frozen chicken from Brazil and

Thailand are being put on the European poultry market. Competition on the European poultry market requires sufficient scale size in order to be able to produce efficiently at a low cost price. Buyers in the fresh product segment, notably retailers, also pose strict requirements in the area of food safety. Nutreco is able to meet these requirements.

The bird flue not only upset supply, but also prices in The Netherlands. It was necessary to buy elsewhere at a higher price in order to sustain the supply to customers in the retail sector in Belgium and The Netherlands. During the closing months of the year, a sufficient quantity of chickens was available again in The Netherlands, which caused selling prices to come under pressure.

In Belgium, the Nutreco sale of fresh poultry products to retailers rose again by 9%, while the same group of customers in The Netherlands showed a slight decrease in the spring, reflecting the effects of the bird flue. Sales recovered as the year progressed. In 2003, production costs were reduced as a result of restructuring programmes in Belgium and The Netherlands. Furthermore, synergy benefits were derived from co-operation with other Nutreco businesses, for example waste treatment. An extensive website was developed for business-to-business and for business-to-consumer. Quality and R&D aspirations were stated forcefully, with new innovative types of packaging and packaging techniques being presented that offer the possibility to communicate the advantages of NuTrace as an additional benefit.

Pork Benelux

The European pork market continues to face overproduction. As a result, the trend towards consolidation has persisted at the same pace. The trend towards prepacked pork is also continuing. In The Netherlands the limits seem to have been reached; the share of prepacked pork in overall pork sales to retailers is currently 80%. The prepacked pork in the United Kingdom, Belgium, France, Italy and Greece is still expected to experience further growth, albeit not at quite the same rate as in The Netherlands. Greater convenience, lower labour costs, higher food safety and less product wastage are the motives actuating these developments. The current economic slump has little impact on the trend towards prepacked pork. Exports to the UK of both bacon and fresh pork are showing marked growth. Bacon sales grew particularly fast because the British rate of self-sufficiency is still only 60% to 70% and Nutreco also enjoys an excellent reputation in the United Kingdom.

Despite the difficult market conditions, Nutreco's pork activities in the Benelux countries performed well in 2003. In a structurally declining market, Nutreco was still able to achieve better results by concentrating on fresh and packed fresh pork and convenience pork products for retailers. Furthermore, the efficient production of bacon

SALES OF POULTRY AND PORK VALUE-ADDED PRODUCTS



(in %)
60
50
40
30
20
10
0
48
41
52
59
'02
'03
'02
'03
Industry/Trade
Retail



(in %)
60
50
40
30
20
10
0
55
49
45
51
'02
'03
'02
'03
Other products
Value-added products

in combination with an extremely low cost structure produced good results. Since 2001, bacon production has doubled. Efficiency measures at the Emmen facility and further optimisation of the slaughtering process made a positive contribution to the result. Besides restructuring, the company invested in new packaging concepts, so-called modified atmosphere packaging, which increases shelf life and enhances the appearance of the packaging.

BREEDING

The outbreak of bird flue also affected the sales of layer and broiler breeding material. The two Nutreco companies in this market segment were not allowed to export for four months, which meant that income during this period was virtually nil.

The market for young turkey chicks and eggs in the US is stable. Nutreco was nevertheless able to do very well in this market.

The sale of pig breeding material recorded rapid growth, particularly in Asia and in the former Soviet Union. Nutreco's main growth targets are the US, Mexico and Brazil. Owing to the merger with Genex Swine Group Inc., Nutreco has built up a leading position in these countries.

At both the pig and turkey operations, new promising strains were introduced. The organisation of the pig activities has been strengthened. Synergy benefits can be realised through the exchange of genetic knowledge with aquaculture.

PREMIXES, SPECIALITY FEED AND PET FOOD

Premix exports, too, were slightly affected by the effects of the bird flue in The Netherlands, but also by the weak market developments in Eastern Europe. The consolidation of suppliers, competitors and buyers continued throughout 2003. The European and American markets showed 2% growth. China recorded considerable growth. The European and American markets again recorded growth in respect of home-mixing farmers. These industrialised farmers do not buy ready-made compound feed, but use their own raw materials for home-mixing. The premix and speciality types of feed required are bought from Nutreco.

Notwithstanding the difficult market conditions, results stayed virtually level. In the US, Mexico, Poland, Hungary and China, the product group faced the adverse effects of falling exchange rates. The joint ventures in China and Egypt and the Dutch activities performed well in 2003. By devoting more attention to international branding and the use of standard packaging, the premix activities have become more recognisable for customers. Through a joint market and purchase approach and the exchange of expertise in the area of marketing and technology, marked synergy effects were realised with other Nutreco operations. The biggest investments related to a uniform worldwide ERP system.

COMPOUND FEED

Benelux

In 2003, the compound feed market in the Benelux countries continued to contract. There is growing competition as a number of co-operatives are devoting more attention to compound feed. During the year under review, the price of raw materials rose strongly, which resulted in higher compound feed prices. The growth trend seen on the horse feed market, where Nutreco is market leader, persisted, although at a slower rate in 2003 due to the economic conditions. After years of double-digit growth figures, growth of the organic feed market levelled off, partly as a result of the falling demand for organic products due to higher prices.

Due to the bird flue, farms in large areas in The Netherlands were subject to restricted access during part of the year, which impeded the supply of compound feed. Still, compound feed businesses in the Benelux countries managed to keep up their results. To be able to resist the current price rises of some raw materials on the world market, there is intensive co-operation with the Spanish compound feed organisation of Nutreco and premix and speciality feed activities aimed at realising economies of scale through joint purchasing. Other cost savings were achieved through closer co-operation with the two main carriers, which resulted in fuller transport capacity utilisation. For the compound feed activities in Northwest Europe, much has been invested in NuTrace and in modernisation of the Belgian production locations in 2003.

Spain

As a result of mergers and concentrations in the Spanish and Portuguese compound feed markets, the supply side has been moving for some years. Six enterprises control 28% of the Spanish and Portuguese market; the rest is divided among more than 1,000 small suppliers which are often organised on a co-operative basis. Nutreco is market leader with a share of 11%. The market was clearly affected by this summer's prolonged drought. Some 35% of the market volume is bought by integrated businesses. That part of the market not bought through integrated businesses has come under pressure. Nutreco is increasingly focussing on customers who require more than feed alone. As well as supplying high-quality products, Nutreco also advises customers on such matters as business management, technique and marketing, thus cementing durable relationships with these customers.

Despite less favourable conditions due to the summer drought and the trend towards integration, the Spanish compound feed operations again performed well. A drop in chicken and rabbit feed sales was compensated for by higher ruminant feed sales. This rise may be attributable to the introduction of a revolutionary new feeding system for cattle, the so-called Kempen system. A beef certification system also boosted sales. Feed for sheep, goats and pets showed a rise in 2003. A new plant was opened at Griñón, where pig feed production has been concentrated. In 2003, a high-quality starter feed for virtually every type of animal was put on the market. A new brand was launched for pets: Arion. The brand is focussing on the quality segment of the market. The sales of value-added products increased.

Other countries

Compound feed activities in Germany are growing according to plan. In Denmark the dairy-cattle feed segment is growing fast.

SCIENTIFIC AND TECHNOLOGICAL DEVELOPMENTS HAVE AN IMPORTANT BEARING ON THE WAY NUTRECO THINKS AND OPERATES. ITS SIZE AND LONG TRADITION IN THE FIELD OF SCIENCE ENABLE THE COMPANY TO MAKE A SUBSTANTIAL CONTRIBUTION TO PROGRESS IN THESE AREAS.

UGH SUSTAINABLE MODERN



Scientific and technological developments have an important bearing on the way Nutreco thinks and operates. Its size and long tradition in the field of science enable the company to make a substantial contribution to progress in these areas. In recent years, Nutreco has become increasingly aware that an early combination of research and commercial skills is an important prerequisite for the company's commercial success. The importance of the research departments of Agriculture and Aquaculture has increased over the past years and they have become an important asset of the Business Units. The operating companies develop their strategies on the basis of their customer and market knowledge. The market approach opted for on this basis requires product research and innovation. The research departments apply themselves to the task of realising these desired innovations. The market has thus become the starting point for R&D as well.

AGRICULTURE

Research in Agriculture is focussing on three areas: breeding, animal feed and food. Traditionally, agricultural research has tended to concentrate on breeding and animal feed. The emphasis is now shifting towards food and within this category attention is increasingly focussing on shelf life, packaging and new technologies. For this purpose, the company has established the Food Research Centre in addition to the four existing research centres. This centre operates from the Spanish city of Toledo and the Dutch town of Mierlo (Brabant). The other research centres are the Breeding Research Centre based in Canada and The Netherlands, the Ruminant Research Centre at Boxmeer (The Netherlands), which carries out research on the mineral load of feed, the Swine Research Centre, also at Boxmeer, and the Poultry and Rabbit Research Centre in Toledo, Spain.

Meat has increasingly become a global product. In this regard, Europe is an attractive market for many exporting countries. In order for animal husbandry and meat processing in Western Europe to set themselves apart, they must focus on quality and markets serving many well-to-do and critical consumers. Attention to convenience and taste and the development of new concepts are the first matter of importance in this regard.

Research can make a contribution in many ways to the improvement of quality in the food production chain and, by extension, to the competitiveness of Western European farmers and the corporate supply and processing sector. Through the proper selection of genetic material, different animals can be bred, each having their own characteristics in terms of weight, taste, tenderness or meat colour. For instance, lean types of pigs produce more ham and rib, while fatter types produce a better meat colour. Good business management by the farmer also makes an important contribution to meat quality. Animal health and welfare, the environment, quality, and a strong economic foundation are the pillars in this respect. For instance, it has been shown that the meat yield is 10% to 20% less when housing conditions are not optimal.

RESEARCH CAN MAKE A CONTRIBUTION IN MANY WAYS TO THE IMPROVEMENT OF QUALITY IN THE FOOD PRODUCTION CHAIN AND, BY EXTENSION, TO THE COMPETITIVENESS OF WESTERN EUROPEAN FARMERS AND THE CORPORATE SUPPLY AND PROCESSING SECTOR.

Feed is also a major quality determinant. Taste, colour, as well as e.g. the quantity of saturated and unsaturated fatty acids can be influenced through the feed. Cameras and growth models are used to calculate the ideal feed portions for animals that will produce the desired quality. After many years of research, Nutreco has marketed the Greenline concept, or is about to do so, for virtually every type of agricultural animal. This concept contains alternatives to antibiotics-based feed-saving additives and consists completely of natural products. Feed composition is also geared to this.

The research departments have developed rapid tests that show at a glance whether the meat contains any undesirable substances or bacteria. Every day, more than 3,000 of such analyses are carried out within Nutreco, which has added significantly to food safety. Dot codes on meat products show all the information about suppliers and carriers that is needed for running a good tracking-and-tracing system. This information will eventually also be included in a bar code on the packaging in the shop.

The slaughtering method also greatly impacts meat quality. The less stress is felt by the animal before slaughter, the better the quality. Stress has a deteriorating effect on meat colour and water-binding capacity, causing moisture in the packaging. Three-dimensional scanning during slaughter is a simple way to provide direct, objective information about quality, weight, fat content, colour and any anomalies. As a result, customers can be guaranteed constant quality. Every second, three chickens can be scanned and computer-analysed.

The ultimate shelf life of meat products depends to a large extent on the hygiene maintained throughout the process, the temperature during cooling, and the packaging. During the past years, research activities have produced major innovations in all these areas. For instance, the use of modified atmosphere packaging makes it possible to guarantee quality for a longer period. It has also been found that feedback of the slaughter data to the farmer has a marked quality-enhancing effect. Constant collection of data, not only at the farm, but also on promotions at the customers, can help shorten waiting times and lead times considerably. Promotions result in a buying pattern which is entirely different from the pattern existing when products are sold at a constant price level. In recent years, the research centres of Agriculture and the Business Units of Nutreco have, through close co-operation, realised a series of long-term innovations, which have clearly enhanced quality at every stage of the production chain and have resulted in considerable improvement of the production process. In 2003, a revolutionary new feed was developed for intensive farming in Spain. The feed is composed in such a way that cows need not be fed strict, measured dosages (as normally is the case), but may be fed unlimited quantities as natural satiation occurs. The Spanish farmers are very happy with this 'Kempen' system, which was named after the test farm where the feed was developed. From the environmental viewpoint, much attention was focussed on the further reduction of the mineral load in cattle feed. In 2003, a major bio-informatics project produced its initial results in the form of new DNA tests that make a rapid diagnosis of hereditary characteristics of chickens possible. During the same project, the company, in co-operation with Wageningen Agricultural University, built databases containing all current DNA information on poultry and swine, as well as new search machines to keep this information up to date at any time. In 2003, the company was promised a grant for a major project aimed at breeding more robust layers. The Breeding Research Centre carried out smaller projects in co-operation with a large number of centres of expertise and biotech and IT companies in and outside The Netherlands.

AQUACULTURE

Research in aquaculture is carried out at the Aquaculture Research Centre at Stavanger, Norway. Here, too, an important role is reserved for scientists as a link between the various Business Units. The close co-operation between researchers and operating companies generates not only new ideas, but is also an important factor in the implementation of innovations. The organisation of best practice sessions and the exchange of knowledge gained at the Centre about fish feed, fish farming, food safety or the operational course of affairs is also an important stimulus for the improvement and standardisation of routines and procedures. In this connection, audits and recommendations were made in 2003 about the composition and production of feed, about HACCP systems, and performance indicators were defined for the production processes.

Aquaculture research also devotes constant attention to animal welfare, the environment and food safety. In 2003, the possibility of the integral treatment of various fish diseases, including sea lice control, was a central issue. Water quality and the environmental effects of fish farming again were important areas of attention. The development of state-of-the art software for aquaculture is an important objective. During the year under review, a few important innovations in this area became operational, such as a laboratory model that is able to simulate the different process variables in fish feed production with great accuracy. At the Nutreco Technology Centre an experimental drying installation was put into use. This makes it possible to study the effect of rapid drying on the nutritional value of fish feed and thus develop the optimum drying process. Based on this, criteria can be adopted that will serve to optimise existing drying installations and to improve future designs.

What is important in feeding fish is the certainty that fish receive the exact quantity of feed. In 2003, starting out from existing models, Skretting developed Rmax, an economic simulator that combines feeding practice with data on fish growth and nutrition and financial criteria. Scientists, mathematicians, fish farmers and financial professionals closely co-operated in the development of this dynamic model. A fish feed that stimulates the immune system has met with great success. It is marketed in various countries under different names. The company co-operates with a number of producers in projects aimed at improvement of fish health.

In 2003, a new type of feed for freshwater fish was developed. A patent on this innovation has since been applied for. Together with AKVAsmart, Nutreco set up the biggest pilot farm for salmon and sea trout. At the centre, called Centre for Aquaculture Competence (C.A.C.), experiments are carried out and subsequently documented. These will give a new impetus to modern fish farming. It is also the perfect showroom for demonstrating the technological improvements and progress made at the various Business Units within Aquaculture.

FOOD QUALITY

Nutreco aims to be ranked among the top companies in the area of food quality, with an excellent reputation where it concerns best practice, reliability and close co-operation with suppliers and customers to ensure that the information from the chain is not interrupted. An important part of the policy is to ensure that subsidiaries are certified and meet all kinds of safety guarantees as laid down in ISO, GMP and HACCP certificates. Nutreco has a Health, Safety, Environmental and Quality (HSEQ) programme, supported throughout the Group, which engages customers, independent organisations, authorities and in-house researchers to achieve an optimal result in respect of these particular elements at any stage of the process.

The Food Safety Team is a function at corporate level and reports directly to the Chairman of the Executive Board. Co-operating with the subsidiaries, the team's mission is to formulate the safety requirements, to lay down the criteria, to exercise supervision and to coordinate all this with the external regulators. Being able to trace accurately the source of animals, as well as that of raw and auxiliary materials, and being able to track closely a product throughout the process is an important objective in this regard. Nutreco has since laid down its entire quality philosophy in a food quality system, which it has registered worldwide under the name of NuTrace. All relevant information is recorded in a single information system.

Although issues relating to food safety were the centre of interest in recent years, attention now seems to be shifting somewhat to other aspects of food quality. For instance, the emphasis is placed more and more on the relation between nutrition and health. A change in dietary patterns is viewed as an increasingly important prerequisite for the improvement of public health. For the food industry, this offers both a challenge and an opportunity. Fatty products and food articles with a high sugar content must make room for more balanced food articles. More and more nutritionists put fish with a high omega-3 fatty acid content, such as salmon, in the latter category.

Notwithstanding all the efforts to improve quality, food safety will continue to draw attention in the years ahead due to a lack of global standards and agreements, and as a result of the improvements in analysis techniques. Minimal traces of harmful substances will continue to raise public concern due to a lack of consensus in respect of the scientific interpretation and sometimes unclear regulations. Nutreco is actively participating in all kinds of working groups at EU level that are seeking to develop uniform criteria and standards.

SUSTAINABILITY

Nutreco strives towards maximum openness and transparency and is willing to enter into a dialogue with the public about any subject where it concerns its Agriculture and Aquaculture activities. The Social and Environmental Report is the publication in which Nutreco renders account of its activities in this field during the year. Quality, food safety, sustainability and transparency are the key elements and themes that constitute this report. Nutreco feels very proud that it has been awarded the 2003 ACC Award for the best annual social report in The Netherlands. The award proves that the objective of corporate social responsibility is also recognised by the outside world.

SUSTAINABILITY IS ANOTHER KEY WORD FOR NUTRECO, INVOLVING SUCH MATTERS AS ANIMAL WELFARE, ATTENTION TO THE INTERESTS OF THE OFTEN REMOTE COMMUNITIES WHERE THE COMPANY IS OPERATING, CARE FOR THE ENVIRONMENT, AND THE AIM TO AVOID DEPLETION OF THE WORLD'S NATURAL RESOURCES.

Structure, a systematic approach and continuity are the keywords governing Nutreco's corporate social conduct. During workshops, in which interest groups, scientists, the public authorities and environmental groups also participated, four long-term objectives were selected which Nutreco aims to concentrate on. The selected themes are: sustainable aquaculture, food quality (including food safety), animal welfare and investment in the communities where Nutreco is operating.

It is now generally recognised that, now and in the future, fish farming will be an important addition to sustainable fishing if the food requirements of the growing world population and the changes in the dietary pattern due to growing prosperity are to be met. The message proclaimed by the World Food Organisation FAO and the European Commission on several occasions is that, without aquaculture, the problems resulting from overfishing would only become more acute in the coming decades. Aquaculture will help ensure the supply of vital foodstuffs as fishing quota are imposed in order to keep up stocks of threatened fish species. Fish farming is also important for providing employment to the current work force in the fishing industry, among others, and for bringing prosperity to often remote areas that suffer from a lack of alternative employment.

Sustainability is another key word for Nutreco, involving such matters as animal welfare, attention to the interests of the often remote communities where the company is operating, care for the environment, and the aim to avoid depletion of the world's natural resources. These ambitions can hardly be separated any longer from day-to-day operations. Society and the enterprise are becoming increasingly intertwined. In the case of Nutreco, this means the observance of the correct use of natural resources and respect for the animals involved. For instance, both at Agriculture and Aquaculture, this implies proper nutrition, proper accommodation, the most careful slaughtering method and minimisation of any environmental impact. Some Nutreco operations are situated in remote areas that are characterised by a high rate of unemployment, low-level education, and a poor infrastructure. These communities are supported not only through job creation, but also through the provision of food, health care, training and other forms of community building, facilities that are indispensable if Nutreco is to convince the public that it takes its responsibilities seriously.

Nutreco is aware that in expanding Aquaculture, it must avoid the mistakes made during the early years of intensive animal husbandry. It should work towards sustainable and responsible fish farming whilst safeguarding the interests of the community and the environment. This endeavour has been incorporated into Aquaculture & Society, an innovation programme built around sustainability.

The programme features six central themes:

- greater stress on sustainability in the fish feed chain, among other things through the use of vegetable raw materials;
- minimising the negative impact of fish farms on the environment and biodiversity;
- active co-operation in keeping wild salmon stocks up, among other things by preventing the transfer of sea lice and the escape of farmed salmon. An example of this endeavour is the establishment in 2003, partly on Nutreco's initiative, of the National Platform for the Return of Salmon in the rivers Rhine and Maas.
- promoting animal welfare, among other things by limiting the number of animals per farming site and by disseminating the best practice regarding the careful slaughter of salmon;
- great emphasis on health aspects and food safety, among other things through the extremely sparing use of chemicals, colourants, or antibiotics;
- attention to social issues, such as trade union rights.

Through annual business conferences, such as AquaVision and Agri Vision, where the industry meets other stakeholders, such as NGOs, public authorities, investors, media and scientists, Nutreco encourages other businesses to follow its example.

Quality is another important food aspect. Nutreco has embodied its entire quality philosophy in a food-quality system registered worldwide under the name NuTrace. The launch of NuTrace and the presentation to Marine Harvest Europe customers took place in Brussels in May 2003 and at Agri Vision (Noordwijk, The Netherlands) in June 2003. Furthermore, in 2003, Nutreco and five other major animal feed producers jointly set up TrusQ with the aim of systematically monitoring suppliers and raw materials. Strict conditions have been developed that suppliers should meet in respect of transport and production processes. The six initiators, which jointly serve 60% of the Dutch animal feed market, have combined their quality control expertise and know-how. This initiative enables optimal control of the flow of raw materials. In October 2003, Nutreco organised the third edition of Fundisa. The sole theme of this authoritative congress, which took place in Madrid, was food safety. Representatives of 112 companies, as well as representatives of the public authorities, universities and special laboratories in Spain, this time discussed the technological possibilities to promote food safety.

Nutreco's Social and Environmental Report, which is published annually almost simultaneously with the financial annual report, provides extensive details about all the above-mentioned matters.

H U M A N   R E S O U R C E S

Nutreco has set itself ambitious goals for the years ahead. Due to the Group's decentralised organisation structure, the geographic spread of activities and the large number of acquisitions in the recent past, human resources (HR) policy was decentralised. Basically, each country pursued its own HR policy. During the year under review, the Executive Board, in consultation with Corporate Human Resources, considered whether a more coordinated approach to HR policy would be desirable in view of the company's goals. In October 2003, the building blocks of the new HR strategy were developed and presented. The main elements that will be developed and implemented on the basis of a more centralised approach are: the development of Nutreco behavioural competencies; the development and application of a standardised performance management system; the introduction of a transparent Nutreco-wide job grade structure coupled with a competitive remuneration policy, and finally, a coordinated approach to management development and succession planning. In the course of 2004, all these elements will be worked out in further detail and implemented.

BY AUTOMATING MONOTONOUS, SIMPLE ROUTINES AND THROUGH ERGONOMIC IMPROVEMENTS, LABOUR CONDITIONS AT A NUMBER OF PRODUCTION FACILITIES WERE CONSIDERABLY IMPROVED

As at year-end 2003, the work force had decreased from 13,442 to 12,763. During the year under review, drastic reorganisations were carried out at the salmon operations in Norway and Scotland and at the poultry operations in Belgium and The Netherlands. Stringent cost control at other Business Groups of Nutreco also reduced personnel figures. Nearly 80% of the employees are stationed in Spain, The Netherlands, Chile, Norway, and Belgium.

GEOGRAPHIC BREAKDOWN



2,571 employees - The Netherlands
1,277 employees - Other countries
162 employees - USA
417 employees - Canada
813 employees - United Kingdom
867 employees - Belgium
1,250 employees - Norway
2,801 employees - Chile
3,025 employees - Spain
10%
20%
1%
23%
21%

Approximately three quarters of the personnel consist of production staff, 10% of middle and senior management and the rest are staff employees. The number of academically trained employees amounts to 13% (2002: 13%). Nearly 30% of the total number of employees consists of women. In Belgium and Spain women are best-represented in management and staff positions. In those countries, one out of three of such positions is held by a woman. Nutreco strives towards having more women in middle and senior management positions.

NUTRECO FEELS VERY STRONGLY ABOUT SAFE WORKING CONDITIONS. IN 2002, THE NUMBER OF ACCIDENTS WAS 23.5% LOWER THAN THE CORRESPONDING YEAR-EARLIER FIGURE. IN 2003, THE ACCIDENT RATE FELL AGAIN BY MORE THAN 30%.

Nutreco's global character is particularly apparent in the great number of languages spoken within the company. While the official language is English, 46% of the staff originate from a Spanish-speaking country. Furthermore, the proportion of native languages spoken within the Group is 26% Dutch, 12% English, 8% Norwegian and 8% other languages. In every country of operation Nutreco pays above-average wages and all employees in any country earn more than the minimum wage level applicable in that country.

Nutreco feels very strongly about safe working conditions. In 2002, the number of accidents was 23.5% lower than the corresponding year-earlier figure. In 2003, the accident rate fell again by more than 30%. Virtually all operating companies have developed programmes and set targets aimed at actively reducing the number of industrial accidents. By automating monotonous, simple routines and through ergonomic improvements, labour conditions at a number of production facilities were considerably improved. There are considerable differences between companies in terms of sick leave, staff turnover, and recruitment problems. Through a better exchange of knowledge in this area, also internationally, the company is trying to close the gap.

This annual report merely outlines in very general terms Nutreco's role as employer. More detailed information may be found in the Social and Environmental Report 2003.

THE SOCIAL AND ENVIRONMENTAL REPORT, WHICH MAY BE ORDERED VIA OUR WEBSITE AT WWW.NUTRECO.COM, IS THE PUBLICATION IN WHICH THE COMPANY RENDERS ACCOUNT OF ITS ACTIVITIES IN THIS FIELD DURING THE YEAR. QUALITY, FOOD SAFETY, SUSTAINABILITY AND TRANSPARENCY ARE THE KEY ELEMENTS AND THEMES THAT CONSTITUTE THIS REPORT.

UGH SUSTAINABLE MODERN



2003 was an important year with regard to Corporate Governance in The Netherlands. At the invitation of the Ministers of Finance and Economic Affairs, a number of organisations representing all stakeholders set up a new commission Corporate Governance who was given the task to present a new 'code of best practice' by the end of 2003. The Commission was chaired by Mr Morris Tabaksblat, former CEO of Unilever. The Commission released its draft report on 1 July 2003 and called for comments by 5 September 2003. The Commission received 257 comments covering a wide range of issues raised in the Code. A representative of the Company met with one of the Commission members to discuss the draft code and gave input. On 9 December 2003, the Commission released the final Code, copy of which can be downloaded from the Commission's website www.commissiecorporategovernance.nl

Whereas the Code has come into force on 1 January 2004, and recommends as best practice that its compliance should be reported on and discussed at the General Meeting of Shareholders (AGM) of 2005, it also recommends as a best practice that listed companies should include a separate chapter on Corporate Governance in the annual report for the 2003 financial year specifically indicating how they expect to comply with the code and what problems they anticipate. The Commission stated it was desirable that this report be put on the agenda of the 2004 General Meeting of Shareholders. At a joint meeting of the Supervisory Board and the Executive Board of the Company held on 13 November 2003, it was resolved that the Company should aim to be in compliance with the best practices of the Code and report accordingly already at the General Meeting of Shareholders to be held on 13 May 2004 in Amsterdam, despite the fact that the Code was not yet applicable for the year under review. In the Annual Report 2004 a more comprehensive report on the implementation of the Code will be published.

For easy reference, this Corporate Governance report follows where practical the sequence of the best practices as listed in the Code and sets out to what extent the Company applies the best practice provisions of the Code.

MAIN POINTS WHERE THE COMPANY CURRENTLY IS NOT IN COMPLIANCE WITH THE CODE'S BEST PRACTICES

The main points where the Company is not in compliance and sees difficulties to be in compliance are the following:

- Appointment of Executive Board members for a (renewable) maximum period of four years. The present members of the Executive Board were all appointed prior to the introduction of the Code and the Company is bound by employment contracts for an unlimited period. The Company intends to comply with the best practice provision of a mandate of maximum four years for new members.

- Severance pay limited to one year's fixed remuneration component. The present members of the Executive Board were all appointed prior to the introduction of the Code and the Company is bound by the terms of their employment contracts and the severance payment conditions provided therein.

- Limitation of the number of Supervisory Board mandates in Dutch listed companies to maximum five, for which purpose the chairmanship of a Supervisory Board counts double. Mr R. Zwartendijk currently exceeds the maximum permitted number of mandates with Dutch listed companies and has indicated he would reconsider each membership upon the expiry of the relevant term of office.

- Appointment of the members of the Executive Board and of the Supervisory Board. The Code states as a best practice that the AGM may pass a resolution to cancel the binding nature of a nomination for the appointment of a member of the Executive Board and of the Supervisory Board, or their dismissal by an absolute majority of the votes cast and allows for a statutory provision of a quorum at the AGM of minimum 1/3 of the issued share capital. Nutreco's Articles of Association currently state that such resolution should be passed with a majority of 2/3 of the votes cast with more than 1/3 of the issued share capital represented. It is the intention of the Company to alter its Articles of Association to be in compliance with the Code's best practice.

CHANGES TO THE CORPORATE GOVERNANCE STRUCTURE

It is the Company's intention in the future, to submit for discussion and approval by the General Meeting of Shareholders under a separate agenda-item, each substantial change in the Corporate Governance structure of the Company and in the compliance by the Company with the Code.

EXECUTIVE BOARD

The Executive Board currently consists of four members, Mr W. Dekker, CEO, Mr C. van Rijn, CFO, Mr H. den Bieman, COO Aquaculture and Mr J. Steinemann, COO Agriculture. In addition to his overall operational responsibility of the Company, the CEO manages a small team of corporate staff including Communications, the Company Secretary and the Legal Department, Human Resources, the Health, Safety, Environment and Quality team and the Food Safety Team. The COO's are in charge of the operational management of the Aquaculture and Agriculture Business Streams. The CFO is responsible for Investor Relations, Corporate Reporting & Accounting, Treasury, IT and Tax. The Business Stream Controllers have a functional line to the CFO. The internal auditor reports to the CEO and has a functional line to the CFO.

The Executive Board is appointed by the General Meeting of Shareholders on the proposal of the Supervisory Board, with the latter indicating whether or not the proposal is binding. This binding character can be waived by a qualified majority of the votes at the General Meeting of Shareholders. During the year under review, no change occurred in the composition of the Executive Board.

APPROVAL OF OPERATIONAL AND FINANCIAL OBJECTIVES AND STRATEGY

As is standard practice within the Company, the Executive Board presented to the Supervisory Board (a) the operational and financial objectives of the Company, (b) the strategy designed to achieve these objectives and (c) the parameters to be used for measuring performance. The operational and financial objectives of Nutreco are laid down in the budget. The Executive Board sets the framework and key objectives of the budget. Budgets of Nutreco's operating companies are constructed bottom-up, challenged by the Executive Board and adjusted top-down where necessary to meet Nutreco's objectives. The budget is subsequently submitted for approval by the Supervisory Board who approved it at its January 2003 meeting. Nutreco's financial objectives are aimed at improving the Company's relative position, measured in Total Shareholders' Return, in a pre-determined peer group. The variable remuneration of the Executive Board, of the members of the Management Committee and of the senior management will be tied to the Company's performance and is explained in detail under the 'Remuneration' paragraph. During the course of the year, considerable attention was given to the strategy. With the assistance of an external consultant, the strategy of each of Nutreco's Business Units was analysed and, where required, re-designed (see also page 10).

INTERNAL RISK MANAGEMENT AND CONTROL SYSTEMS

Nutreco maintains operational and financial risk management systems and procedures and has monitoring and reporting systems and procedures. It has a Code of Ethical Conduct which was published in the Company's Social and Environmental Report 2001 and 2002. The Code of Ethical Conduct is now published on the Nutreco website (www.nutreco.com) and has been updated with a 'whistleblower policy' paragraph.

More details on the risk management and internal monitoring and reporting systems and procedures are given under the Audit Committee paragraph.

MANDATES WITH THIRD PARTIES

As per Company policy, none of the members of the Executive Board is a member or a chairman of the Supervisory Board of another listed company. Acceptance of a mandate as a Supervisory Board member with listed companies requires the prior approval of the Supervisory Board. Other appointments of material importance need to be notified to the Supervisory Board. Mr W. Dekker is a member of the Advisory Board of Rabobank, and member of the Advisory Board of Uitgevende Instellingen Euronext Amsterdam, Mr J. Steinemann is a member of the Supervisory Board of Dörken AG (Germany) and member of the Board of the Dutch-German Chamber of Commerce. Mr H. den Bieman holds no mandates outside the Company and Mr C. van Rijn is chairman of the Supervisory Board of Langenberg-Fassin B.V. ('s Heerenberg, The Netherlands) and is a member of the Advisory Board of Farm Frites Beheer B.V. (Oudenhoorn, The Netherlands).

CONFLICTS OF INTEREST

All members of the Executive Board are employed by Nutreco Nederland B.V., a subsidiary of Nutreco Holding N.V. As part of the terms of their employment contract, they have undertaken not to compete with Nutreco activities. Nutreco's Code of Business Ethics prevents employees and directors to accept gifts of commercial value for themselves or their relatives, to provide advantages to third parties to the detriment of the Company or to take advantage of business opportunities to which Nutreco is entitled. During the year under review, no conflicts of interest were reported between members of the Executive Board and Nutreco or its subsidiaries.

NO LOANS OR GUARANTEES

As a matter of policy, Nutreco does not extend any loans or guarantees to the members of the Executive Board.

SUPERVISORY BOARD

The Supervisory Board consists of five members who are appointed by the General Meeting of Shareholders for a period of four years and can be reappointed for two further periods of four years. Selection of the members of the Supervisory Board was based on the profile set out in the Supervisory Board rules. Mr R. Zwartendijk is Chairman and Mr L. Ligthart was appointed Vice-Chairman at the meeting of the Supervisory Board on 29 January 2004, in compliance with the Code's best practice to appoint a vice-chairman. The four-year mandate of Mr I. Galán expired at the General Meeting of Shareholders held on 8 May 2003. Mr I. Galán had informed the Company that, in view of the workload associated with his responsibility as CEO and Vice-Chairman of Iberdrola S.A., a leading Spanish utilities supplier, he had decided not to stand for reappointment. At an Extraordinary General Meeting of Shareholders held on 28 August 2003 Mr J.M. de Jong was unanimously appointed to assume the vacancy left by Mr I. Galán for a period of four years, expiring at the General Meeting of Shareholders of 2007.

The duties of the Supervisory Board are to supervise the policies of the Executive Board, the effectiveness and integrity of the internal control and risk management systems and procedures put in place by the Executive Board, the general conduct of affairs within Nutreco and its businesses and to assist the Executive Board with advice in accordance with the best practices of the Dutch Corporate Governance Code.

In addition, certain (material) decisions of the Executive Board, as specified in the Articles of Association and in the Supervisory Board rules, are also subject to the prior agreement of the Supervisory Board.

As provided in the Articles of Association, none of the Supervisory Board members receives a remuneration that is dependent on the financial performance of Nutreco. With the exception of Mr Y. Barbieux, who held 419 shares in the Company as at 31 December 2003, none of the Supervisory Board members is holding any share or option rights to acquire shares in Nutreco.

RULES

The Supervisory Board used rules as a basis for its own functioning and for its relationship with the Executive Board. These rules dated from 1997 and an update of the Supervisory Board rules was approved by the Supervisory Board at its meeting on 18 February 2004 and have been posted on Nutreco's website.

INFORMATION CONCERNING THE SUPERVISORY BOARD

Mr R. Zwartendijk
Dutch (1939)
Chairman

Appointed: 29 January 1999, re-appointed at the AGM of 8 May 2003 for a period of four years expiring at the AGM of 2007
Chairman of the Supervisory Board of Blokker Holding B.V. and Koninklijke Numico N.V., Member of the Supervisory Boards of Bührmann N.V., Randstad Holding N.V., Innoconcepts N.V., Member of the Executive Boards of Telepanel Systems Inc. and Lincoln Snacks Company, Member of the Advisory Board of Esade University and of the Board of Stichting Preferente Aandelen AM N.V.

Mr L.J.A.M. Ligthart
Dutch (1938)
Vice-Chairman

Appointed: 1 July 1997, re-appointed at the AGM of 10 May 2001 for a period of four years expiring at the AGM of 2005
Chairman of the Supervisory Boards of Hoek Loos B.V. and Nutreco Nederland B.V., Chairman of Stichting Administratiekantoor Frans Maas, Member of the Board of Stichting Continuïteit Nutreco, of Stichting Preferente Aandelen Bührmann and of the Mijnraad

Mr Y. Barbieux
French (1938)
Member of the Supervisory Board

Appointed: 13 May 1998, re-appointed at the AGM of 23 May 2002 for a period of four years expiring at the AGM of 2006
CEO of Chocolats Favarger S.A. (Switzerland), Chairman of the Board of CPGmarket.com S.A. and Elsa Consultants S.A., Member of the Board of Micro Consulting, Poweo S.A., Voluntis S.A. and Chairman of the Executive Board of Ecole Centrale de Paris

Mr J.M. de Jong
Dutch (1945)
Member of the Supervisory Board

Appointed: 28 August 2003 for a period of four years expiring at the AGM of 2007
Chairman of the Supervisory Board of Heineken N.V., Member of the Board of Cement Roadstone Holdings plc (Ireland), Kredietbank S.A. Luxembourgeoise. Member of the Supervisory Board of Dura Vermeer Groep N.V., Volkswagen Financial Services N.V. and Volkswagen International Finance N.V., DaimlerChrysler International Finance B.V., Banca Antonveneta SpA, BASF Nederland B.V., Cementbouw Handel & Industrie Holdings B.V. (chairman), N.V. Verzekering-Maatschappij "Neerlandia van 1880", Onderlinge Levensverz-Mij. „'s-Gravenhage"U.A.

Mr S. Rennemo
Norwegian (1947)
Member of the Supervisory Board

Appointed: 16 November 2001 for a period of four years expiring at the AGM of 2005
Chief Executive Officer of PGS ASA, Non Executive Director of Dynea Group, Member of the Representative Assembly (Bedriftsforsamling) of Orkla ASA

INDEPENDENCE AND CONFLICTS OF INTEREST

All Supervisory Board members are independent from the Company within the meaning of the best practice provision III.2.2 of the Code. None of the members is a member of the Executive Board of a Dutch listed company. Mr J.M. de Jong was a member of the Executive Board of ABN Amro, one of Nutreco's bankers. He retired from active service with the bank on 1 January 2002 and is since that date an advisor to the Executive Board of ABN Amro and satisfies therefore the independency requirements of the best practice III.2.2 of the Code. There are no interlocking directorships. None are or were in the past employed by Nutreco, represent directly or indirectly a shareholder of Nutreco or a supplier or customer of the Company. None of the Supervisory Directors provides any services outside his Board memberships, or has any direct or indirect ties with Nutreco outside his Supervisory Board membership. Mr L. Ligthart chairs the Supervisory Board of Nutreco Nederland B.V. and is a member of the Board of Stichting Continuïteit Nutreco, a foundation which is independent from Nutreco. The goals of this Foundation are set out on page 95 - 96 in this annual report. Mr L. Ligthart has expressed the desire to step down as a director of the Foundation as soon as a suitable successor has been found and the Articles of Association of the Foundation will be amended to allow for the appointment of a director who is not a member of the Supervisory Board of Nutreco. The Supervisory Board rules contain provisions with regard to potential conflicts of interest. In the year under review, no transactions with a potential conflict of interest took place.

The Code states as a best practice that all transactions between the Company and legal or natural persons who hold at least 10% of the shares in the Company shall be agreed under the conditions customary in this branch of industry. The Company has dealings with ING who declared a 10%+ interest on 9 June 1999. This financial institution is a member of the Bank Syndicate which granted a syndicated bank loan in 2001. As a consequence of this syndicated bank loan, financial transactions took place throughout the year with several banks, including the aforementioned bank who is a shareholder in the issued share capital. Such transactions were carried out subject to the stipulations and conditions customary for such transactions in this branch of industry.

SHARES OR OTHER SECURITIES IN DUTCH LISTED COMPANIES OTHER THAN NUTRECO

The Supervisory Board has drawn up regulations concerning ownership of and transactions in securities held by members of the Supervisory Board in Dutch listed companies other than Nutreco according to which such transactions need to be notified to the Company Secretary, also Compliance Officer on a quarterly basis.

NO LOANS OR GUARANTEES

As a matter of policy, Nutreco does not extend any loans or guarantees to the members of the Supervisory Board.

PROFILE

A profile setting out the desired expertise and background of the Supervisory Board members is part of the Supervisory Board rules and was used in the process of selecting Mr J.M. de Jong as a candidate to the Supervisory Board. Several of the Supervisory Board members can be regarded as a financial expert within the meaning of best practice III 3.2. Mr L. Ligthart was CFO and a member of the Executive Board of DSM N.V. (The Netherlands), Mr S. Rennemo was CFO of Statoil (Norway) and Mr J.M. de Jong was a member of the Executive Board of ABN Amro Bank N.V. (The Netherlands).

COMPANY SECRETARY

The Supervisory Board receives support from Mr B. Verwilghen, Company Secretary, also director of Legal Affairs and Insurance.

AUDIT COMMITTEE

The Supervisory Board resolved during the course of 2002 to appoint two of its members, Mr L. Ligthart and Mr S. Rennemo, to act as the Supervisory Board's Audit Committee. Mr L. Ligthart chairs the Audit Committee. Both members have a financial background, were CFO of listed companies and have experience as members of the Executive Boards of listed companies. The Supervisory Board is confident that, with the choice of these two candidates, the expertise required in the area of financial and operational control is ensured.

The duties of the Audit Committee are to ascertain that Nutreco maintains adequate procedures and control systems to manage the financial and operational risks to which the Company is exposed and to oversee the integrity of the Company's financial reporting.

During the year under review, the Audit Committee met four times. The Company's external auditor, KPMG Accountants N.V., attended three of the four meetings. The CEO and CFO attended the meetings with the exception of the private meeting of the Audit Committee with the external auditors. The following topics were reviewed: the financial statements for the year 2002 and the external auditor's report, the 2003 semi-annual figures, impairment of goodwill, internal audit, external audit and fees (relating to both auditing and consultancy services) paid to KPMG Accountants N.V., the follow-up of recommendations made by the internal and external auditors, financial controls, risk management, corporate policies and procedures, accounts receivable and the review of related provisions, pension liabilities, IT, and the introduction of the new IFRS accounting standards in 2005.

RISK MANAGEMENT COMMITTEE

For risk control, the company has a Risk Management Committee, the members of which are the CFO, the COO Agriculture, the COO Aquaculture, the Business Stream Controllers, the Group Treasurer and the Group Internal Auditor. Senior managers responsible for central purchasing attend the Committee whenever risks related to their area of expertise are discussed. The Committee meets regularly to assess how financial and operational risks may be reduced. They decide on the hedging of the Company's exposures.

INSURANCE

Nutreco has insured a number of risks pertaining to its assets and third party liability with its captive insurance company Nutreco Insurance, based in The Netherlands Antilles, with re-insurance placed with vested insurance companies. Brokerage is in the hands of Aon, a major global broker. A subsidiary, Hendrix' Assurantie-kantoor B.V., acts as co-broker.

REMUNERATION COMMITTEE

During the year under review the Supervisory Board acted as the Remuneration Committee and was chaired by Mr R. Zwartendijk.

At the meeting of the Supervisory Board held on 29 January 2004 it was decided to install a dedicated Remuneration Committee consisting of Mr J.M. de Jong (Chairman), Mr R. Zwartendijk and Mr Y. Barbieux (members). With this change Nutreco is now in compliance with the best practice of the Code concerning membership and chairmanship of the Remuneration Committee.

At the same meeting, it was decided that the Selection and Appointment Committee will continue to be chaired by Mr R. Zwartendijk with members Mr Y. Barbieux and Mr J.M. de Jong. The Supervisory Board who functioned as Selection and Appointment Committee during the year under review was, as such and in close consultation with Mr W. Dekker, CEO of Nutreco, responsible for the selection and nomination of Mr J.M. de Jong as a candidate for the appointment as a member of the Supervisory Board.

The Remuneration Committee meets at least once a year with the Executive Board and the Director of Human Resources to determine the fixed and variable components of the remuneration of the Executive Board and the worldwide senior management. The Committee receives support from the Secretary. The Remuneration Committee seeks advice from specialised consultants when deemed useful.

Furthermore, during the meeting the specific performance targets for the year are set that must be achieved in order to be eligible for the bonuses and other components of the Executive Board's variable pay. The Remuneration Committee makes recommendations to the Supervisory Board. The Supervisory Board has discretionary powers to decide on the award of performance shares and performance options to members of the Executive Board and of the Management Committee, of performance options to a range of managers and executives, on the granting of a Long Term Award to certain staff not qualifying for performance shares or performance options and on the execution of the employee share participation scheme.

During the year under review, the Remuneration Committee met three times in its former constituency. The first meeting was devoted to the evaluation of the Executive Board's performance over the year 2002 and decided on the Executive Board's salary and bonus, the Executive Board's performance targets for the year 2003, guidelines for the salary increases of senior management and the award of share options to a range of managers and on the granting of shares at a discount following the employee share participation scheme. The two other meetings took place in the second half of the year and focused on the review of the Executive Board's remuneration, the review of the draft Code and draft best practices with regard to remuneration and the determination of the benchmarks against which the Executive Board's performance will be evaluated in the future, including the determination of the peer-group companies. For this project Towers Perrin was retained as consultant.

Remuneration during the year under review consisted of (i) a base salary, (ii) advantages in kind such as health insurance, company car and an amount for compensation of expenses, (iii) a performance related bonus ranging from 0% to 60% (75% for the CEO) of the base salary, (iv) share options and (v) pension contributions. In 2003, remuneration of the members of the Executive Board, including pension costs, amounted to EUR 2,499,645 (2002: EUR 2,541,815). For the individual remuneration of the Executive Board, please refer to page 82 of the financial statements.

In 2003, the remuneration of the members of the Supervisory Board amounted to EUR 177,478 (2002: EUR 147,479). For the individual remuneration, please refer to page 82 of the Financial Statements.

At the AGM of 8 May 2003 Mr I. Galán stepped down. The vacancy thus created was filled by the appointment of Mr J.M. de Jong at an Extraordinary General Meeting of Shareholders held in August 2003. Members of the Audit Committee are paid EUR 2,500 per meeting, totalling EUR 10,000 to Mr L. Ligthart and EUR 10,000 to Mr S. Rennemo. As a chairman of the Supervisory Board of Nutreco Nederland B.V., Mr L Ligthart was paid EUR 10,000 in 2003. No separate remuneration was paid during the year under review to the members of the Remuneration and the Selection and Appointment Committee.

SHARE OPTIONS

The Company has a share option plan effective as of 11 March 1998. Share options can be granted each year to a maximum of 500,000 ordinary shares. Grants of the share options are based on the extent to which the Company achieves its financial objectives. The Supervisory Board has discretionary powers to decide on the award of share option rights to a range of managers and executives and on the execution of the employee share participation scheme. Each option entitles the holder to purchase an ordinary share of EUR 0.24 par value at the exercise price corresponding to the closing price quoted seven days after publication of the annual results.

When awarding share options in February 2003, the Supervisory Board partly founded its decision on the fact that the Company's objectives to achieve an average growth of 10% in Earning Per Share (EPS) before amortisation of goodwill as from the IPO of Nutreco in 1997 had been achieved, including the 2002 results.

Furthermore, in the Supervisory Board's opinion, the terms of employment of Nutreco should be competitive enough to engage and retain excellent qualified managers.

Within these terms of employment, options and shares play a significant role for the motivation of management, especially if they are matched with achieving long-term goals. Regarding the options granted in 1998, 1999 and 2000, the employees may only benefit from the proceeds of options exercised by them if such exercise takes place during a period of two years commencing three years after the date on which the options were granted.

With effect from 2001, the company has made a few changes to the regulations pertaining to the options granted since 2001. These changes don't affect the share options prior to 2001 as it is Nutreco policy not to modify the exercise price nor the terms of the share options once they have been granted. The exercise period was extended from five to seven years. From the benefits of options exercised in the first year, 60% will be for the account of Nutreco, 40% in the second year and 20% in the third year. From the fourth year, the full benefit from options exercised goes to the employee, if still employed by Nutreco.

REMUNERATION POLICY APPLICABLE AS FROM THE YEAR 2004 ONWARDS

Remuneration of the Executive Board as from the year 2004 will consist of the following components, subject to the approval of the remuneration policy by the General Meeting of Shareholders to be held on 13 May 2004:

- a base salary which is fixed and will be reviewed once a year;
- a bonus ranging from 0% to 60% (for members of the Executive Board) and to 75% (for the CEO), depending on the achievement in the opinion of the Supervisory Board, upon the advice of the Remuneration Committee, of performance targets set out in performance contracts. These targets cover a range of financial, strategic and operational criteria;
- advantages in kind such as health insurance, company car and an amount for compensation of expenses;
- pension contributions;
- performance shares;
- performance options.

Performance shares:

These are shares granted by the Supervisory Board without financial consideration and are part of the long-term incentive plan designed for members of the Executive Board and members of the Management Committee, currently totalling 11 persons. These shares will be recognised under the Dutch guidelines in the 2004 Profit and Loss account as a remuneration expense.

Upon granting, targets are set by the Supervisory Board upon the advice of the Remuneration Committee.

The actual number of Performance Shares that the Executive Board and the Management Committee receives ('vesting') depends on the Total Shareholders' Return (TSR) performance over a three-year period compared to the TSR performance of a selected peer group. TSR measures the returns received by a shareholder and captures both the change in the Nutreco share price and the value of dividend income, based on the assumption that dividends are reinvested in Nutreco shares at the date the shares go ex-dividend. The Supervisory Board has decided that Nutreco's TSR will be compared to the following peer group of listed companies:

- Campofrio Alimentacion S.A. (Spain)
- Conagra Foods Inc. (U.S.A)
- CSM N.V. (The Netherlands)
- Evialis S.A. (France)
- Fugro N.V. (The Netherlands)
- Heijmans N.V. (The Netherlands)
- Koninklijke Boskalis Westminster N.V. (The Netherlands)
- Koninklijke Wessanen N.V. (The Netherlands)
- Koninklijke Vopak N.V. (The Netherlands)
- L.D.C. S.A. (France)
- Océ N.V. (The Netherlands)
- Vendex KBB N.V. (The Netherlands)

Vesting of the performance shares shall occur after three years as set out below:

Nutreco Peer Group

Ranking	Maximum vested options/shares as % of granted options/shares
1	150%
2	138%
3	125%
4	113%
5	100%
6	100%
7	100%
8	70%
9	40%
10	10%
11	0%
12	0%
13	0%

The Company's position in the peer group will be verified by Nutreco's external auditor.

Nutreco's position in the peer group upon granting performance shares on 18 February 2004 was number 13 out of 13 companies. Performance shares shall be held for a minimum period of five years from the vesting date or till the end of employment of the member of the Executive Board or of the Management Committee concerned, whichever is the shortest. At the meeting of the Supervisory Board on 18 February 2004, the CEO, Mr W. Dekker was granted 30,000 performance shares, and the members of the Executive Board were granted each 20,000 performance shares. Each of the members of the Management Committee was granted 7,000 performance shares with the same vesting criteria as the performance shares granted to the Executive Board.

Performance options:

In view of the introduction of performance shares, the number of share options awarded to members of the Executive Board and of the Management Committee was reduced. At the meeting of the Supervisory Board held on 18 February 2004, the CEO, Mr W. Dekker was awarded 11,250 performance options and the members of the Executive Board were awarded 7,500 performance options each. The members of the Management Committee were awarded 3,000 performance options each. For performance options awarded to the Executive Board and to the members of the Management Committee the same vesting criteria apply as for the performance shares. These performance options may not be exercised prior to the vesting date which is 1 May, three years after granting.

Until this financial year, rights of options on shares were granted to a relatively large group of managers and members of staff. The Supervisory Board has decided to limit the number of beneficiaries with effect from 2004. For the year 2003, performance options were granted to 53 beneficiaries. These performance options are not vested until after three years depending on whether the above-mentioned criteria have been met.

LONG TERM AWARD PLAN

A Long Term Award Plan was designed for the group of managers and staff who from 2004 onwards no longer qualify for performance options and/or performance shares. Based on the Hay Job classification, beneficiaries of the Long Term Award Plan will receive an award, the amount of which is determined by the Supervisory Board each year. The award is payable after three years, subject to the condition that Nutreco meets the same performance criteria as those applying to the performance shares and the performance options, with 50% of the amount being not performance-based. The purpose of the award is to serve as a long term incentive.

SHARES OWNED BY THE SUPERVISORY BOARD AND BY THE EXECUTIVE BOARD

Members of the Executive Board are shareholders of the Company. As at 31 December 2003, they jointly held 23,081 ordinary shares (2002: 22,369 shares), 10,596 of which were held by Mr W. Dekker, 1,324 by Mr C. van Rijn, and 11,161 by Mr H. den Bieman. One Supervisory Board member Mr Y. Barbieux held 419 shares. It is Company policy that members of the Executive Board entrust the discretionary management of their Nutreco shares and options to a third party. This discretionary management is currently performed by MeesPierson.

For the movement in stock options held by the Executive Board and other managerial staff, please refer to page 91-92 of the financial statements.

EMPLOYEE SHARE PARTICIPATION SCHEME

On 15 March 1999, the Company introduced an employee share participation scheme. Each year, the Supervisory Board will decide whether the Company's performance allows execution of the employee share participation scheme. In any year in which the employee share participation scheme is allowed, each employee of a Nutreco company is granted the opportunity to buy ordinary Nutreco shares up to a maximum of EUR 1,800 during a defined period. Everyone who subscribes also receives a bonus of 25% (or less, depending on restrictions imposed by national legislation for certain foreign staff) on the subscription in the form of additional ordinary shares. Bonus conditions may change from one year to another. The purchase price per ordinary share equals the closing market price twenty-one days after the publication of the annual result. The shares bought under the employee share participation scheme are put in a stock deposit with the Rabobank during a period of three years. During this period these shares cannot be sold or transferred.

On 24 February 2003, the Supervisory Board decided that the 2002 financial results of the Company allowed the execution of the employee share participation scheme. Employees bought 65,337 (incl. bonus) shares during 2003 (2002: 32,833).

On 18 February 2004 the Supervisory Board decided that the 2003 results of the Company allow the execution of the employee share participation scheme.

SHAREHOLDERS AND THE GENERAL MEETING OF SHAREHOLDERS

SHARE CAPITAL - MOVEMENTS

The authorised share capital amounts to EUR 41,520,000 and consists of 55 million ordinary shares, 16 million cumulative preference shares 'A', 71 million cumulative preference shares 'D' and 31 million cumulative financing preference shares 'E'. The cumulative preference shares 'D' and 'E' have not been issued.

The issued share capital consists of ordinary shares quoted on the Euronext Amsterdam Stock Exchange, and the cumulative preference shares 'A'. As at the end of the year, a total of 33,975,823 ordinary shares had been issued of which 458,123 were in treasury at 31 December 2003. Based upon the authorisation to issue shares granted by the General Meeting of Shareholders on 8 May 2003, 389,999 ordinary shares were issued as payment of the final (stock) dividend on 3 June 2003. On 25 August 2003, 177,578 ordinary shares were issued in connection with the interim (stock) dividend.

Based upon the authorisation granted by the General Meeting of Shareholders to the Executive Board to purchase own shares, 400,000 ordinary shares were purchased to cover share options granted in the year under review in the weeks following the General Meeting of Shareholders for an amount of EUR 6,038,146 or an average price per share of approximately EUR 15.10.

CUMULATIVE PREFERENCE SHARES 'A' – MAESINVEST B.V.

A total of 6,241,500 cumulative preference shares 'A' have been issued. Up to 31 December 2003 these shares were held by MaesInvest B.V. the shares of which were held by the following institutional investors: Rabo Securities N.V., ABN Amro Bank N.V., Ducatus N.V., ING Groep N.V. and Fortis Utrecht N.V. These shares already existed prior to the flotation in 1997. During the year under review, no new cumulative preference shares 'A' were issued. In accordance with Article 27.1 (b) of the Articles of Association, the dividend which in 1996 was fixed at 6.9% for a period of 7 years had to be reset on 31 December 2003. In accordance with the procedure set out in the Articles of Association, negotiations took place and an agreement was reached on a new mark-up of 250 base points over the effective yield for the last 20 stock exchange days prior to the fifth working day before 31 December 2003 of The Netherlands Government Loans with a maturity of seven to eight years as calculated by the Central Bureau of Statistics and published in the Official Price List of Euronext Amsterdam N.V. The effective yield as determined hereinbefore amounted to 4.16% resulting in a dividend of 6.66% for the next seven years expiring on 31 December 2010.

At the same time as the dividend reset, the Company was informed of the sale by ING Groep N.V. of its shares in MaesInvest B.V. to Fortis Utrecht N.V. and a transfer of 2,496,600 cumulative preference shares 'A' held by MaesInvest B.V. to Fortis Utrecht N.V. Simultaneously, Fortis Utrecht N.V. ceased to be a shareholder in MaesInvest B.V., thereby consolidating its holding in ordinary and cumulative preference shares 'A'. As a consequence hereof, Fortis Utrecht N.V. notified early January 2004 to the Financial Markets Authority the increase of its direct investment in Nutreco from 5.05% (2002) to 11.3%. MaesInvest B.V. still holds 3,744,900 cumulative preference shares 'A' or 9.4% of the total issued capital of Nutreco Holding N.V. Shares in MaesInvest B.V. are held by Rabo Securities N.V., ABN Amro Bank N.V. and Ducatus N.V., which each have an interest of one third of the issued share capital of MaesInvest B.V.

GENERAL MEETINGS HELD IN 2003

During the year 2003, two General Meetings of Shareholders were held: the General Meeting of Shareholders on 8 May 2003 and an Extraordinary General Meeting of Shareholders on 28 August 2003. The agenda, the explanatory notes to the 2002 Annual Report and the 2002 Social and Environmental Report were sent free of charge, in advance, to shareholders requesting same, and were also lodged for perusal at the offices of Nutreco Holding N.V. and of Rabo Securities (Amsterdam) and placed on the Nutreco's website. Dutch and English versions of the minutes of the meetings were also placed on the website.

All shares, both ordinary and cumulative preference shares 'A', carry equal rights where it concerns voting at the General Meeting of Shareholders. Votes may be cast directly or through a proxy. The Articles of Association don't provide in the possibility to issue depository shares. During the General Meeting of Shareholders on 8 May 2003, a total of 6,241,500 cumulative preference shares 'A' (100%) and 9,203,345 ordinary shares or 28% of the issued ordinary shares were represented. Of the latter 29,050 shares were represented by shareholders attending the meeting and 9,174,295 were represented by proxies. During the Extraordinary General Meeting of Shareholders on 28 August 2003, a total of 6,241,500 cumulative preference shares 'A', or 100% of the issued cumulative preference shares 'A', and 8,200,803 ordinary shares, or 25% of the issued ordinary shares, were represented. Of the latter 835 shares were represented by shareholders attending the meeting and 8,199,968 were represented by proxies.

Shareholders holding or representing one per cent or more of the issued share capital are entitled to propose items on the agenda of the General Meeting of Shareholders in accordance with the Articles of Association. This right was not exercised in 2003.

Discharge to the Supervisory Board and to the Executive Board was dealt with as a separate item of the agenda and was approved by the General Meeting of Shareholders. In accordance with the Articles of Association, a registration date for the exercise of voting rights was determined for each of the General Meetings of Shareholders held in the year under review.

PROFIT APPROPRIATION

The dividend policy of the Company will be dealt with and explained as a separate item on the agenda at the General Meeting of Shareholders.

STATUTORY REGULATIONS CONCERNING APPROPRIATION OF PROFITS

Distribution of net profit according to the Articles of Association, as stipulated in articles 27 and 28, can be summarised as follows:

Out of the profits made in the preceding financial year, first of all, if possible, 6.9%, on an annual basis, shall be distributed on the obligatory paid-up portion of the cumulative preference shares 'A'. For the first time on 31 December 2003, and every seven years thereafter, the percentage will be determined again. From 2004 and for as long as the cumulative preference shares 'A' are outstanding up to 2010, the dividend shall amount to 6.66% per annum.

If, in the course of any financial year, an issue of cumulative preference shares 'A' has taken place, the dividend with respect to that financial year shall be reduced pro rata to the day of issue.

If the profits realised in any financial year should not be sufficient to pay the said percentage, the said percentage shall be paid from the reserves for as much as necessary, provided that such payment is not made out of the share 'A' premium account. If the free distributable reserves in any financial year are not sufficient to pay the said percentage, distributions in subsequent years shall apply only after the deficit has been recovered. No further distributions shall be made on the cumulative preference shares 'A'. If a write-down has taken place against the share 'A' premium account, the profits made in subsequent years shall first of all be allocated to compensate for the amounts written down.

Similar to cumulative preference shares 'A', cumulative preference shares 'D' and cumulative financing preference shares 'E' (none of which have been issued) carry special rights in respect of the distribution of the net profit.

Of the profit remaining after payment to holders of preference shares 'A', 'D' and 'E', such amounts will be reserved as the Executive Board, subject to the approval of the Supervisory Board, shall decide.

The profit remaining after the provisions of the previous paragraphs have been met, shall be at the free disposal of the General Meeting of Shareholders. In a tie vote regarding a proposal to distribute or reserve profits, the profits concerned shall be reserved.

The Company may distribute profits only if and to the extent that its shareholders' equity is greater than the sum of the paid and called-up part of the issued capital and the reserves which must be maintained by virtue of the law. Any distribution other than an interim dividend may be made only after adoption of the financial statements which show that they are justified.

The General Meeting of Shareholders shall be authorised to resolve, at the proposal of the Executive Board, which proposal shall be subject to the approval of the Supervisory Board, to make distributions to the holders of ordinary shares from the general reserves.

Interim dividends shall automatically be distributed on the cumulative preference shares 'A'. The Executive Board, subject to the approval of the Supervisory Board, may resolve to declare interim dividends on the other classes of shares, provided that interim dividends on the cumulative preference shares 'A' can be distributed.

Dividends are payable as from a date to be determined by the Supervisory Board, which date may differ for distributions on ordinary shares, on cumulative preference shares 'A', on cumulative preference shares 'D' and for distribution on the series cumulative financing preference shares 'E'. Dividends which have not been collected within five years of the start of the second day on which they became due and payable shall revert to the Company.

Subject to the approval of the Supervisory Board and after appointment of the General Meeting of Shareholders, the Executive Board shall be authorised to determine that a distribution on ordinary shares, in whole or in part, shall be made in the form of ordinary shares in the capital of the Company rather than cash, or to determine that the holders of ordinary shares wholly or partly shall have the choice between distribution in cash or in the form of ordinary shares in the capital of the Company. Subject to the approval of the Supervisory Board, the Executive Board shall determine the conditions on which such a choice may be made. If the Executive Board is not appointed as the authorised body to resolve to issue such shares, the General Meeting of Shareholders will have the authority as mentioned hereinbefore on the proposal of the Executive Board subject to the approval of the Supervisory Board.

DIVIDEND PROPOSAL 2003

At the introduction of ordinary shares on Euronext (formerly the AEX Stock Exchange), the Company stated its dividend policy. The intention is to distribute an annual dividend of 30-35% of the net income available to holders of ordinary shares. This will be in the form of an interim and final dividend, which, subject to the provisions of the Articles of Association, may be distributed in cash or in the form of ordinary shares at the shareholder's option.

The General Meeting of Shareholders will be recommended to add the net result to other reserves and to declare a dividend of EUR 0.53 per ordinary share against other reserves. This comes down to a pay-out of 35% of the net result before impairment available to ordinary shareholders over the period from 1 January 2003 to 31 December 2003. In August 2003, the Company already distributed an interim dividend of EUR 0.10 per share. Following adoption of the proposal, the final dividend of EUR 0.43 can be received in cash or in ordinary shares, chargeable to the share premium account, at the shareholder's option. The ratio between the value of the stock dividend and the cash dividend will be determined after the close of trading on 13 May 2004, on the basis of that day's closing price.

SPECIAL RIGHTS PROVIDED FOR BY THE ARTICLES OF ASSOCIATION

SPECIAL RIGHTS OF HOLDERS OF CUMULATIVE PREFERENCE SHARES 'A'

Each share carries the right to cast one vote in the General Meeting of Shareholders. A number of special powers have been conferred on the holders of cumulative preference shares 'A' under the Articles of Association.

The prior approval of the meeting of holders of cumulative preference shares 'A' is needed before the General Meeting of Shareholders may pass a resolution to amend certain articles of the Articles of Association, to issue cumulative preference shares 'A', to appoint the Executive Board as the authorised Board to issue cumulative preference shares 'A', to authorise the Executive Board to acquire shares in the Company's own capital and resolutions to reduce the issued share capital.

STICHTING CONTINUÏTEIT NUTRECO (ANTI-TAKEOVER CONSTRUCTION)

Nutreco Holding N.V. has a put option to place a number of cumulative preference shares 'D' of the Company with the 'Stichting Continuïteit Nutreco' (Foundation). In addition, the Foundation has a call option to acquire a number of cumulative preference shares 'D' in the company. In both instances such number may equal the total issued share capital before such issue minus any issued cumulative financing preference shares 'E' and purchased own shares.

The Foundation was organised to care for the interests of the Company, the enterprise connected therewith and all interested parties, such as shareholders and employees, by, among other things, preventing as much as possible influences which would threaten the continuity, independence and identity of the Company in a manner contrary to such interests. The Foundation is an independent legal entity and is not owned or controlled by any other legal entity.

The Board of the Foundation consists of: Messrs J. Veltman (chairman), H. Hagels, J. de Rooij, Prof J. Huizink and L. Ligthart. The Executive Board of Nutreco Holding N.V. and the Board of Stichting Continuïteit Nutreco hereby jointly declare that Stichting Continuïteit Nutreco is independent from Nutreco Holding N.V., as required in appendix X to the Listing Rules of Euronext Amsterdam N.V.

CUMULATIVE FINANCING PREFERENCE SHARES 'E'

At the General Meeting of Shareholders of 8 May 2003, in accordance with the Articles of Association, the Executive Board was designated as the corporate body authorised for a period of eighteen months, and subject to the prior approval of the Supervisory Board, to issue and/or grant rights to subscribe for cumulative financing preference shares 'E' up to a nominal amount which, at the time of such issue or the granting of such rights, equals 30% of all the outstanding shares in the share capital of the Company, excluding the issued cumulative preference shares 'D'. Cumulative financing preference shares 'E' must be fully paid up upon issue. They only exist in registered form. No share certificates are issued for cumulative financing preference shares 'E'. Cumulative financing preference shares 'E' are intended to be issued by the Company for financing purposes.

ADVISORY BOARD FOR SUSTAINABLE DEVELOPMENT

During the year under review, Nutreco continued its policy of conducting an intensive dialogue with a broad range of stakeholders, including investors, employees, government representatives, customers, interest groups and consumer representatives. These meetings mainly served to stay acquainted with the opinions on Nutreco held by these groups so as to find out how the Company might be able to improve its public role. A detailed report on this has been included in the Social and Environmental Report. In the year 2002, Nutreco set up an Advisory Board consisting of leading scientists from The Netherlands and the United Kingdom, with great expertise in the areas of food, agriculture, aquaculture and the environment. The Nutreco Advisory Board for Sustainable Development consists of Prof Dr Ir A. Dijkhuizen (Wageningen Agricultural University and Research Centre, Chairman), Prof Dr J. Hautvast (Wageningen Centre for Food Science), Prof Dr H. Hummels (Nyenrode University and ING) and Prof Dr D. Broom (Cambridge University).

APPOINTMENT OF THE EXTERNAL AUDITOR

Already prior to the introduction of the Code, the Company adopted the policy to submit regularly to the General Meeting of Shareholders the appointment of its external auditor. At the General Meeting of Shareholders held on 8 May 2003, KPMG Accountants N.V. were appointed as the Company's external auditor for a period of one year, expiring at the General Meeting of Shareholders of 2004. Following the introduction by KPMG of an internal policy to rotate at given times the individual partner(s) in charge of the external audit, Mr R. Kreukniet was appointed to succeed Mr C. van den Boogert. It is the intention to submit the appointment of KPMG Accountants N.V. as Nutreco's external auditor to the General Meeting of Shareholders to be held on 13 May 2004. KPMG Accountants N.V. intend to attend the General Meeting of Shareholders.

REPORT OF THE REMUNERATION COMMITTEE

Until the end of 2003, the entire Supervisory Board acted, in accordance with the Supervisory Board rules, as the Remuneration Committee. At the Supervisory Board meeting on 29 January 2004 it was decided to install a dedicated Remuneration Committee chaired by Mr J.M. de Jong, with members Mr R. Zwartendijk and Mr Y. Barbieux, thus fully complying with the Code's best practices. The Supervisory Board will continue to act as the Selection and Appointment Committee, chaired by Mr R. Zwartendijk.

During the year under review, the Remuneration Committee – in its former constituency – met three times. The first meeting was convened to evaluate the Executive Board's performance over the year 2002, to decide on the Executive Board's salary and bonus, to set the Executive Board's performance targets for the year 2003, to set guidelines for the salary increases of senior management and to decide on the award of share options to a range of managers and on the granting of shares at a discount following the employee share participation scheme. The two other meetings took place in the second half of the year and focused on the review of the Executive Board's remuneration, the review of the draft Code and draft best practices with regard to remuneration and the determination of the benchmarks against which the Executive Board's performance will be evaluated in the future, including the determination of the peer-group companies. For this project Towers Perrin was retained as consultant.

The Corporate Governance chapter on pages 47-58 of this report and the notes to the financial statements contain further details with regard to the remuneration of the Executive Board and the Company's remuneration policy.

The Committee's main task is to ensure that the Company's remuneration policy meets the requirement of being able to attract and retain top managers to steer the Company's complex operations with as target to exceed the performance of peers in the industry, thus ensuring an attractive shareholders' return.

The Committee felt satisfied with the information provided by the Executive Board and gave its full support to the remuneration policy of the Company.

Amersfoort, 18 February 2004
The Remuneration Committee

J.M. de Jong (Chairman)
R. Zwartendijk
Y. Barbieux

REPORT OF THE AUDIT COMMITTEE

During the year under review, the Audit Committee met four times. The Company's external auditor, KPMG Accountants N.V., attended three of the four meetings. The CEO and CFO attended the meetings with the exception of the private meeting of the Audit Committee with the external auditors. The following topics were reviewed: the financial statements for the year 2002 and the external auditor's report, the 2003 interim financial statements, impairment of goodwill, internal audit, external audit and fees (relating to both auditing and consultancy services) paid to KPMG Accountants N.V., the follow-up of recommendations made by the internal and external auditors, financial controls, risk management, corporate policies and procedures, accounts receivable and the review of related provisions, pension liabilities, IT, and the introduction of the new IFRS accounting standards in 2005.

At the last meeting of the year, the Audit Committee reflected on its working during the year under review. The Audit Committee was pleased there was a shared feeling with the Executive Board that having a dedicated Audit Committee contributed to the Company's efforts to continuously improve its control procedures and processes. The Audit Committee felt satisfied with the amount and the detail of the information which was provided by the Executive Board and the way recommendations made were followed-up.

Amersfoort, 18 February 2004
The Audit Committee

L. Ligthart (Chairman)
S. Rennemo

REALISING ORGANIC GROWTH PLAYS A CENTRAL ROLE IN AQUACULTURE'S STRATEGY. NUTRECO ALSO WANTS INCOME TO BE LESS AFFECTED BY FLUCTUATIONS IN THE MARKET PRICES OF SALMON. THE COMPANY AIMS TO ACHIEVE THIS BY INTRODUCING MORE NEW VALUE-ADDED PRODUCTS. THE SALE OF OTHER FISH SPECIES WILL ALSO HELP TO REDUCE VOLATILITY.

AGRI- AND AQUACULTURE



The poor economic climate which prevailed in 2002 continued throughout the year 2003. Salmon prices in Europe were very weak and the poultry business in the Benelux countries suffered from the effects of the bird flue outbreak. The effects hereof could not be compensated by the strong performance of the Company's feed and premix platform which harvested the benefits of the restructuring implemented in the recent past in the feed business in The Netherlands and Belgium. Actions by the Executive Board to reduce costs and increase synergies between its operations were enhanced, resulting in plant closures in Norway, Belgium, The Netherlands and Scotland and increased efficiency in the other operating companies thus creating a strong basis for improving results in the future. Acquisitions made were minor and consisted mainly of the consolidation of the Company's interest through the acquisition of minority participations held by third parties in line with the strategy to create a more focused business. A comprehensive review of the goodwill built up by Nutreco as a consequence of acquisitions in the years 2000 and 2001 was carried out and goodwill, concessions and non-consolidated companies, including tax effect, were impaired to a total amount of EUR 193.1 million. An in-depth review of Nutreco's strategy took place. The Supervisory Board and the Executive Board devoted considerable time to assess the implications of the Corporate Governance Code in The Netherlands which was released as a draft by the 'Tabaksblat' Commission in July and resulted in the publication of the final Code on 9 December 2003. All these subjects were reviewed and discussed during meetings of the Supervisory Board.

SUPERVISORY BOARD MEETINGS

During the period under review, the Supervisory Board met eight times with the Executive Board, according to a fixed schedule. In addition, telephone conferences were held on important topics and there were informal consultations with the Executive Board.

In accordance with the Supervisory Board rules, which are available for inspection at the Company's registered office, at the General Meeting of Shareholders and are posted on the Company's website (www.nutreco.com), the agenda for the joint meetings contains a number of fixed items. These are an update by the Chief Executive Officer, an explanation by the Chief Financial Officer concerning the Company's operating income since the last meeting and the outlook, as well as an operational report by the Chief Operating Officers. In addition to these standard topics, a number of specific topics were reviewed, including the Company's strategy, its financial structure, the Human Resources strategy, pensions, cost reduction programmes and, as mentioned above, a thorough review of the Company's Corporate Governance structure took place against the background of the Dutch Corporate Governance Code. Finally, in a private meeting, the Supervisory Board reflected on its own performance.

The Supervisory Board's key role is to be a sounding board and to draw on the experience of its members to counsel the Executive Board. The Supervisory Board was satisfied with the actions taken by the management, and wholeheartedly endorsed the strategy pursued by the Executive Board, which, in the future, stands to benefit shareholders in particular and all stakeholders in general.

THE SUPERVISORY BOARD'S KEY ROLE IS TO BE A SOUNDING BOARD AND TO DRAW ON THE EXPERIENCE OF ITS MEMBERS TO COUNSEL THE EXECUTIVE BOARD.

CORPORATE GOVERNANCE

A special Corporate Governance chapter appears on page 47-58 of this Annual Report.

SUPERVISORY BOARD COMMITTEES

Since 2002, a separate Audit Committee is in place. The Audit Committee consists of Mr L. Ligthart (Chairman) and Mr S. Rennemo. Reference is made to the separate report of the Audit Committee on page 61.

During the year under review the Supervisory Board as a whole also acted as the Company's Remuneration Committee and Selection and Appointment Committee. At the meeting of 29 January 2004 it was decided to install a dedicated Remuneration Committee. Reference is made to the separate report of the Remuneration Committee on page 60.

The Audit Committee and the Remuneration Committee have as main role to provide a focused analysis and preparation of the subjects within their respective areas of specialisation and to report and make recommendations to the Supervisory Board thus enhancing the effectiveness of the Supervisory Board's supervision and advisory tasks. The Supervisory Board thanks the Audit Committee for the dedicated manner in which it fulfilled its task and lent support to the Supervisory Board.

COMPOSITION OF THE EXECUTIVE BOARD AND OF THE SUPERVISORY BOARD

The composition of the Executive Board did not change during the year under review.

At the General Meeting of Shareholders of 8 May 2003, the four-year term of Mr R. Zwartendijk ended. The Board was pleased that he accepted to stand for re-appointment. Following the approval by the General Meeting of Shareholders to re-appoint Mr R. Zwartendijk, the Supervisory Board proceeded to elect Mr R. Zwartendijk as its Chairman. At the same General Meeting of Shareholders Mr I. Galán stepped down and did not stand for re-election because of the workload associated with his duties as CEO of Iberdrola S.A. (Spain). At the same meeting the Chairman announced that the Supervisory Board had selected Mr J.M. de Jong to join the Supervisory Board and fill the vacancy left by the departure of Mr I. Galán. At an Extraordinary General Meeting of Shareholders held on 28 August 2003, Mr J.M. de Jong was appointed as member of the Supervisory Board. The Supervisory Board is very pleased with the financial expertise and the broad experience Mr J.M. de Jong will be contributing to the working of the Board and expresses its gratitude to Mr I. Galán for his valuable contribution to the working of the Supervisory Board during the course of his four-year mandate.

FINANCIAL STATEMENTS AND DIVIDEND

The Financial Statements for the year 2003 have been audited by KPMG Accountants N.V. whose report appears on page 97 of this Annual Report. The Executive Board and the Supervisory Board have approved the Financial Statements and the Supervisory Board recommends that the Financial Statements and the dividend over the year 2003 be adopted in accordance with article 26.1 of the Company's Articles of Association by the General Meeting of Shareholders and that the other resolutions proposed to the General Meeting of Shareholders be approved.

The very difficult market circumstances which continued to prevail during the year under review are reflected in the Company's results. The Supervisory Board would like to thank the Executive Board and all employees for their untiring efforts to improve the Company's competitiveness and its positioning so as to realise a higher return in the future.

Amersfoort, 18 February 2004

The Supervisory Board

R. Zwartendijk, Chairman
L. Ligthart
Y. Barbieux
J.M. de Jong
S. Rennemo

FINANCIAL STATEMENTS

ACCOUNTING POLICIES USED FOR THE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATION

The consolidated financial statements include Nutreco Holding N.V. (the 'Company' and together with its subsidiaries the 'Group' or 'Nutreco') and the group companies in which Nutreco holds a controlling interest. The assets, liabilities and results of these companies are fully consolidated. Minority interests in the Group's equity and income are stated separately. Intercompany transactions and balances are eliminated in consolidation. Joint ventures, in which Nutreco holds 50% of the issued capital, are proportionally consolidated.

The results of companies acquired in the course of the year are incorporated into the consolidated profit and loss account as from the moment of control. Results of divested companies are included in the accounts up to the date of completion of the divestment. A list of affiliated companies, drawn up in conformity with Book 2 of the Dutch Civil Code, sections 379 and 414 has been filed at the Chamber of Commerce in 's Hertogenbosch.

As the financial data of Nutreco Holding N.V. are included in the consolidated financial statements, the profit and loss account of Nutreco Holding N.V. is condensed in conformity with Book 2 of the Dutch Civil Code, article 402.

TRANSLATION OF FOREIGN CURRENCIES

Commercial transactions expressed in foreign currencies are stated in the accounts of the local companies at the relevant monthly rates. Balance sheet items in foreign currencies are translated into euros at the exchange rates prevailing as at the balance sheet date. For hedged receivables and liabilities the difference between the contracted forward rate and the balance sheet rate is accounted for as other assets/liabilities. Gains and losses arising from the translation or settlement of foreign currency denominated hedged receivables and liabilities are recognised in income in the period in which they arise. In the profit and loss account foreign currencies are translated into euros at average exchange rates.

In general, exchange rate differences are taken to the profit and loss account except for differences arising from translation of the equity invested in foreign group companies. These are taken to other reserves. Exchange rate differences arising from foreign currency loans, in so far as such loans hedge the currency exchange risks associated with foreign group companies, are also taken to other reserves.

The principal exchange rates against the euro (EUR) used in the balance sheet and profit and loss account are:

(EUR)	BALANCE		PROFIT & LOSS ACCOUNT	
	2003	2002	2003	2002
Australian dollar per unit	0.60	0.53	0.58	0.57
Canadian dollar per unit	0.61	0.61	0.63	0.67
Chilean peso per 10,000	13.38	13.21	12.83	15.30
British pound sterling per unit	1.41	1.53	1.44	1.59
Norwegian krone per 100	11.91	13.73	12.48	13.30
US dollar per unit	0.79	0.95	0.88	1.06

PRINCIPLES OF VALUATION OF ASSETS AND LIABILITIES

GENERAL

The principles of valuation of assets and liabilities and determination of income are based on historical cost. Unless stated otherwise, assets and liabilities are stated at nominal value.

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect amounts in the financial statements in order to conform with generally accepted accounting principles. Actual results could differ from those estimates.

INTANGIBLE FIXED ASSETS

Goodwill is determined as the difference between the amount paid at the time of acquisition and the Group's share in the fair value of that enterprise. Goodwill is capitalised and amortised over the expected economic life with a maximum of 20 years on a straight-line basis. Before 2000, paid goodwill was charged directly to equity.

Fish concessions are capitalised at purchase price and amortised on a straight-line basis over a period of 40 years. These concessions are (in)directly transferable to third parties. Software is capitalised and amortised on a straight-line basis over a maximum period of four years.

Fish concessions are subject to annual impairment testing. Other intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the realisable value is lower than the book value, the book value is adjusted accordingly.

TANGIBLE FIXED ASSETS

Tangible fixed assets are valued at cost less depreciation. Depreciation is calculated according to the straight-line method based on the estimated useful life of the related asset. The following table presents the estimated useful lives:

Buildings	10-40 years
Machinery and installations	3-10 years
Other tangible fixed assets	3-10 years

Tangible fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the realisable value is lower than the bookvalue, the bookvalue is adjusted accordingly.

FINANCIAL FIXED ASSETS

Non-consolidated companies in which the Group exercises significant influence are stated at the amount of the Group's participation in shareholders' equity. The shareholders' equity of non-consolidated companies is revised to conform to the Nutreco accounting principles. Loans to non-consolidated companies are carried at nominal value less such provisions as are considered necessary. Other financial fixed assets are stated at nominal value, at cost, or at lower market value. Financial fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the realisable value is lower than the bookvalue, the bookvalue is adjusted accordingly.

INVENTORIES

Inventories are stated at the lower of cost or net realisable value. The cost of the finished product, being the total manufacturing costs, is determined by the first-in first-out (FIFO) method. Manufacturing costs include direct costs as well as the variable portion of the indirect manufacturing costs. The cost of livestock includes all variable costs relating to livestock, taking account of the age of the animals. This mainly includes feed cost. Normal mortality of animals is also taken into account. Unrealised intercompany profits are eliminated in the valuation of stocks. Provisions are made for obsolescence.

RECEIVABLES

Receivables are stated at nominal value less an allowance for accounts deemed uncollectible.

PROVISIONS

The provisions for pensions and early retirement in The Netherlands are stated at their actuarial value. For foreign operations the pension provision covers the contractual obligations in respect of the pension funds, the active employees and the retired employees and is based on the locally required minimum funding requirements.

The provisions for restructuring and other costs relate to commitments, actual or enforceable by law, and existing as at the balance sheet date, the extent of which is uncertain, but which can be assessed with a reasonable degree of assurance. These provisions are stated at their nominal value.

TAXATION

Income taxes are accounted for using the asset and liability method. Income tax is recognised in the income statement. Current tax is the expected tax payable on the taxable income for the year, using statutory tax rates at the balance sheet date, and any adjustment to tax payable in respect of previous years. Deferred tax assets and liabilities are recognised for the expected tax consequences of temporary differences between tax bases of assets and liabilities and their reported amounts. Measurement of deferred tax assets and liabilities is based upon the statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, including assets arising from loss carry-forwards, are recognised if it is more likely than not that the asset will be realised. Deferred tax assets and liabilities are not discounted. Changes in tax rates are reflected in the period that includes the enactment date.

PRINCIPLES OF DETERMINATION OF INCOME AND CASH FLOW

The determination of income is closely associated with the valuation of assets and liabilities. In addition, the following specific principles are used in the preparation of the profit and loss account:

- Revenues and expenses are allocated to the period to which they relate.

- Net sales is defined as the revenue from the sale and delivery of goods and services, net of rebates, discounts and similar allowances, and net of sales tax.

- Cost of sales comprises the manufacturing cost of the goods and services sold and delivered, and any inventory write-downs to lower net realisable value. Manufacturing cost includes such items as:
  - the cost of raw materials and supplies, inbound freight and other materials;
  - for livestock the direct production costs and the variable overhead costs.

- Other operating expenses include, inter alia, production, selling and research and development costs. Research and development costs are charged to the profit and loss account as incurred.

- Costs of currency and interest rate swaps are included in the profit and loss account under financial income and charges.

- Share in results of non-consolidated companies consists of the Group's share in results of these companies and interest on loans granted to them, taking into account the related taxation.

- Minority interests represent the share of profits and losses attributable to other shareholders.

The consolidated cash flow statement is drawn up on the basis of the indirect method. Cash flows in foreign currencies are translated into euros at average exchange rates.

CONSOLIDATED BALANCE SHEET

ASSETS

(EUR x million)	note	31 December 2003	31 December 2002
Fixed assets			
Intangible fixed assets	(2)	199.3	392.3
Tangible fixed assets	(3)	514.6	552.3
Financial fixed assets	(4)	27.3	46.0
		741.2	**990.6**
Current assets			
Inventories	(5)	397.5	407.4
Receivables	(6)	532.7	579.6
Cash and cash equivalents	(7)	31.8	31.8
		962.0	**1,018.8**
		1,703.2	**2,009.4**

LIABILITIES

(EUR x million)	note	31 December 2003	31 December 2002
Shareholders' equity	(8)	536.3	734.3
Minority interest		14.0	22.7
Provisions	(9)	63.7	78.2
Long-term debt	(10)	395.6	422.4
Short-term liabilities	(11)	693.6	751.8
		1,703.2	**2,009.4**

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(EUR x million)	Note	2003	2002
Net sales		**3,674.3**	**3,809.6**
Cost of sales	(14)	2,593.4	2,730.8
Gross margin		**1,080.9**	**1,078.8**
Personnel costs	(16)	414.7	443.0
Amortisation of goodwill		12.2	13.8
Amortisation of other intangible fixed assets		5.4	6.2
Impairment of intangible fixed assets	(2)	184.1	-
Depreciation of tangible fixed assets		98.7	97.3
Other operating expenses	(17)	444.3	394.0
Operational expenses		**1,159.4**	**954.3**
Result from operations (EBIT)		**-78.5**	**124.5**
Financial income and charges	(18)	-30.2	-37.4
Result before tax		**-108.7**	**87.1**
Taxation	(22)	-9.2	-17.1
Share in results of non-consolidated companies	(4)	-1.3	-0.2
Impairment of non-consolidated companies	(2)	-14.3	-
Result after tax		**-133.5**	**69.8**
Minority interest		-3.6	-1.6
Net result		**-137.1**	**68.2**
Net result		-137.1	68.2
Dividend on cumulative preference shares	(20)	-4.7	-4.7
Net result available to holders of ordinary shares		-141.8	63.5
Basic earnings per ordinary share (EUR)	(21)	-4.25	1.91
Diluted earnings per ordinary share (EUR)	(21)	-4.21	1.91
Net result		-137.1	68.2
Impairment	(2)	193.1	-
Net result before impairment		56.0	68.2
Dividend on cumulative preference shares		-4.7	-4.7
Net result before impairment available to holders of ordinary shares		51.3	63.5
Basic earnings per ordinary share before impairment (EUR)	(21)	1.54	1.91
Diluted earnings per ordinary share before impairment (EUR)	(21)	1.52	1.91

CONSOLIDATED CASH FLOW STATEMENT

(EUR x million)	2003	2002
Result from operations (EBIT)	-78.5	124.5
Depreciation and amortisation	300.4	117.3
Earnings before interest, tax, depreciation and amortisation (EBITDA)	**221.9**	**241.8**
Changes in provisions	-8.3	-10.5
Changes in working capital	-7.8	-8.9
Cash flow from business operations	**205.8**	**222.4**
Net interest paid	-31.1	-39.2
Income taxes paid	-30.3	-27.3
Dividends received	0.1	0.6
Minority interest	-0.9	-4.5
Net cash from operating activities	**143.6**	**152.0**
Additions of tangible fixed assets	-79.6	-97.3
Disposals of tangible fixed assets	12.6	4.6
Additions of intangible fixed assets	-0.8	-4.3
Disposals of intangible fixed assets	1.4	0.2
Acquisition of group companies	-47.1	-8.3
Additions of financial fixed assets	-3.0	-1.6
Repayments on financial fixed assets	2.5	7.8
Net cash used in investing activities	**-114.0**	**-98.9**
Issuance of share capital	0.8	1.7
Repayments from loans and short-term bank liabilities	-16.5	-49.1
Dividends paid	-12.3	-14.3
Net cash used for financing activities	**-28.0**	**-61.7**
Translation differences on cash and cash equivalents	-1.6	-0.4
Net cash flow	**0.0**	**-9.0**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1) ACQUISITIONS

In 2003, Nutreco realised prior years call options. This relates to the remaining shares in Hendrix Meat Group (July: purchase price EUR 23.8 million), in Marine Harvest Rogaland AS (May: purchase price EUR 12.2 million) and in Marine Harvest Agder AS (August: purchase price EUR 4.6 million). Furthermore, in March Nutreco increased its participation in Cod Culture Norway AS from 56% to 98% (purchase price EUR 0.4 million). Also, in October 2003 Nutreco's operating company Hypor and Genex Swine Group Inc. merged their activities, giving Nutreco a 50% interest in the merged company.

(2) INTANGIBLE FIXED ASSETS

(EUR x million)	Goodwill	Concessions, licences, software and intellectual property rights	**Total**
As at 1 January 2003			
Historical cost	280.1	152.3	432.4
Accumulated amortisation	-28.0	-12.1	-40.1
Book value	**252.1**	140.2	**392.3**
Changes in book value			
Investments	-	2.3	2.3
Disposals	-	-0.2	-0.2
Acquisition of group companies	16.4	7.6	24.0
Amortisation	-12.2	-5.4	-17.6
Impairment	-165.1	-19.0	**-184.1**
Changes in exchange rates	-	-17.4	-17.4
Total changes in book value	**-160.9**	-32.1	**-193.0**
As at 31 December 2003			
Historical cost	296.5	143.1	439.6
Accumulated amortisation	-205.3	-35.0	-240.3
Book value	**91.2**	**108.1**	**199.3**

Concessions, licences and intellectual property rights mainly comprise fish farming rights.

The main portion of the goodwill capitalised at the beginning of the financial year 2003 relates to Marine Harvest Norway. Subsequent to the acquisition of Marine Harvest Norway in 2000, the initial assumptions have changed considerably; the European market is growing at a slower pace than expected, salmon prices are lower than expected, and the strong Norwegian krone has had a negative effect on sales and results. An impairment of goodwill (EUR 165.1 million) and concessions (EUR 19.0 million) was recorded in 2003.

In addition, an impairment of non-consolidated companies in Norway has been included in the 2003 results, amounting to EUR 14.3 million.

The total effect of the impairment in the 2003 financial statements is as follows:

(EUR x million)	
Impairment goodwill	165.1
Impairment concessions	19.0
	184.1
Impairment non-consolidated companies	14.3
	198.4
Less: release deferred tax liability on concessions	5.3
	193.1

(3) TANGIBLE FIXED ASSETS

(EUR x million)	Land and buildings	Machinery and installations	Other tangible fixed assets	Prepayments & construction in progress	Total
As at 1 January 2003					
Historical cost	384.8	729.4	79.0	64.6	1,257.8
Accumulated depreciation	-166.8	-481.4	-57.3	-	-705.5
Book value	**218.0**	**248.0**	**21.7**	**64.6**	**552.3**
Changes in book value					
Capital expenditures	16.3	45.4	26.2	1.4	89.3
Disposals	-5.8	-3.3	-1.6	-1.5	-12.2
Acquisition of group companies	13.3	2.8	0.1	1.0	17.2
Depreciation	-18.1	-62.7	-17.9	-	-98.7
Other changes	-1.8	37.3	-0.5	-35.0	-
Changes in exchange rates	-12.8	-15.0	-1.0	-4.5	-33.3
Total changes in book value	**-8.9**	**4.5**	**5.3**	**-38.6**	**-37.7**
As at 31 December 2003					
Historical cost	386.8	788.4	109.8	26.0	1,311.0
Accumulated depreciation	-177.7	-535.9	-82.8	-	-796.4
Book value	**209.1**	**252.5**	**27.0**	**26.0**	**514.6**

The current value of tangible fixed assets has not been assessed recently.

(4) FINANCIAL FIXED ASSETS

(EUR x million)	Non-consolidated companies	Long-term loans	**Total**
As at 1 January 2003	**39.1**	**6.9**	**46.0**
Share in results	-1.3	-	-1.3
Dividends received	-0.1	-	-0.1
Acquisitions/loans advanced	0.4	5.9	6.3
Disposals/loans repaid	-1.3	-4.2	-5.5
Impairment	-14.3	-	-14.3
Changes in exchange rates	-3.7	-0.1	-3.8
As at 31 December 2003	**18.8**	**8.5**	**27.3**

The business relationship of Nutreco with its non-consolidated companies mainly consists of the purchase and sale of feed and animal material. Transactions between parties are subject to conditions that usually govern comparable purchases and sales with third parties. The impairment of EUR 14.3 million relates to additional write-offs of non-consolidated companies in Norway due to the unfavorable development of European salmon prices.

The main part of long-term loans consists of a subordinated loan of EUR 5.2 million which was extended by Nutreco to the Dutch Nutreco Pension Fund in 2003. This loan is a result of the PVK guidelines with respect to the minimum funding rate of 105% for Dutch pension funds (see also note 16).

The interest rate is 5.0%; repayment of the loan depends on fulfilling of specific conditions by the Dutch Nutreco pension fund.

(5) INVENTORIES

(EUR x million)	**31 December 2003**	31 December 2002
Raw materials and supplies	109.1	119.2
Finished products	46.4	64.1
Livestock	242.0	224.1
	397.5	**407.4**

(6) RECEIVABLES

(EUR x million)	**31 December 2003**	31 December 2002
Trade receivables	435.2	467.5
Deferred tax assets	27.2	12.2
Other receivables	60.5	82.5
Prepayments and deferred expenses	9.8	17.4
	532.7	**579.6**

Trade and other receivables as presented under current assets mature within one year. Deferred tax assets mature within five years. Provisions for doubtful debtors, as included under trade receivables, have increased in view of current market circumstances.

(7) CASH AND CASH EQUIVALENTS

Cash and cash equivalents are at the Group's free disposal.

(8) SHAREHOLDERS' EQUITY

For the changes in the Company's shareholders' equity, see note 2 to the financial statements of Nutreco Holding N.V.

(9) PROVISIONS

The changes can be specified as follows:

(EUR x million)	Pensions & early retirement obligations	Re-structuring	Claims	Guar-antee obliga-tions	Unin-sured risks	Sub-total	De-ferred taxes	Total
As at 1 January 2003	26.1	14.1	3.2	0.8	0.6	44.8	33.4	**78.2**
Additions charged against income/released	0.5	16.2	2.4	5.9	-0.6	24.4	-12.6	11.8
Utilised	-8.4	-14.4	-2.8	-0.2	-	-25.8	-	-25.8
Acquisition of group companies	-	-	-	-	-	-	4.2	4.2
Changes in exchange rates	-	-	-	-	-	-	-4.7	-4.7
As at 31 December 2003	**18.2**	**15.9**	**2.8**	**6.5**	**0.0**	**43.4**	**20.3**	**63.7**

At the end of 2003, the majority of the provisions, except for restructuring, are long-term.

PENSIONS

Nutreco has not set up a pension scheme in all countries yet. Where such pension schemes do exist, the pensions are covered by independent pension funds or insurers. The provision for pensions relates to the pension and early retirement obligations and past service commitments, which are not reinsured. In 2002, an additional provision was formed relating to the financing of the deficit which had developed at pension funds and insurers in respect of employee schemes other than defined contribution schemes (see also note 16).

RESTRUCTURING

The provision for restructuring at the end of 2003 primarily relates to Pingo Poultry and certain Agriculture activities in the Benelux. The main part of the provision is expected to be used in 2004.

The most important addition to the provision in 2003 relates to the reorganisation of Pingo Poulty (EUR 11.2 million); the total costs of this restructuring operation amount to EUR 15.4 million, EUR 4.2 million of which is stated as extraordinary depreciation of tangible fixed assets. Furthermore, in 2003, EUR 6.6 million was added in connection with Marine Harvest in Europe. This provision was used during 2003.

In addition, the provision for restructuring was also used in 2003 for staff redundancies at Agriculture operations in the Benelux and France.

GUARANTEES

The greater part of the guarantees relate to a bank guarantee issued by Nutreco for loans extended by third parties to group customers.

DEFERRED TAXES

Deferred tax liabilities are based on temporary differences between commercial and fiscal value of assets and liabilities. The provision for deferred taxes is stated at nominal value.

(10) LONG-TERM DEBT

As at 31 December 2003, long-term debt totalled EUR 395.6 million (2002: EUR 422.4 million).
Breakdown of long-term debt by currency:

(EUR x million)	31 December 2003	31 December 2002
Euro	123.0	86.6
Norwegian krone	91.7	140.6
US dollar	75.4	90.4
British pound sterling	58.0	62.9
Canadian dollar	28.3	22.4
Australian dollar	12.1	10.7
Other currencies	7.1	8.8
	395.6	**422.4**

Nutreco has a committed credit facility of EUR 611.3 million negotiated with an international syndicate of banks (2002: EUR 741.3 million). During 2003, Nutreco remained well within the financial covenants agreed on with the syndicate of banks. The credit facility may be used for loans and guarantees in various currencies and consists of 2 subfacilities:

- a subfacility of EUR 241.3 million (2002: EUR 241.3 million), which was termed out into a loan in June 2003 and matures on 15 June 2006.
- a subfacility of EUR 370 million (2002: EUR 500 million), which matures on 15 June 2006 with semi-annual reductions of EUR 65 million of the facility.

The interest rates are based on Euribor or Libor of the optional currency.

In addition, credit facilities of EUR 259.8 million (2002: EUR 286.9 million) are available to the Group.

Of the total facilities of EUR 871.1 million an amount of EUR 423.4 million had been used as at year-end 2003 (2002: EUR 1,028.2 and EUR 465.3 million, respectively).

To hedge the variable interest rate risk, interest rate swaps were contracted in various currencies. The portfolio of interest rate swaps outstanding as at year-end 2003 is due to mature over the period 2004 – 2007, including an interest rate swap of GBP 10 million, with the other party being entitled to terminate the interest rate swap in 2005. In addition, the Group has fixed the USD interest for a sum of USD 50 million for a 10-year period. With these derivatives 69% of the interest on the Group's long-term loans has been fixed (71% as at 31 December 2002). The average fixed interest rate on the long-term debt is 6.3% (2002: 6.8%) and the average variable interest rate is 2.74% (2002: 4.35%). The interest rates of the major currencies are ranging from 4.6% to 7.5% (2002: 5.0% to 7.5%) depending on the currency of the debt.

SECURITIES

The credit facilities are unsecured. Several group companies are jointly and severally liable for the amounts due to credit institutions. Loan agreements relating to the facilities contain negative pledge and pari passu clauses.

(11) SHORT-TERM LIABILITIES

(EUR x million)	31 December 2003	31 December 2002
Debts to credit institutions	27.8	42.9
Trade creditors	396.8	432.4
Dividends	2.3	2.3
Taxes and social security contributions	39.2	36.9
Other liabilities	165.1	171.5
Deferred income and accrued expenses	62.4	65.8
	693.6	**751.8**

(12) COMMITMENTS AND CONTINGENCIES

At 31 December 2003, total long-term lease commitments amounted to EUR 29.8 million (2002: EUR 22.9 million). Future minimum annual operating lease payments as of 31 December 2003:

(EUR x million)	
2004	12.1
2005	7.7
2006	4.3
2007	2.4
2008	1.8
	28.3

The portion that is due after 5 years amounts to EUR 1.5 million. Commitments for tangible fixed assets amounted to EUR 27.5 million (2002: EUR 19.6 million).

In connection with past acquisitions, minority shareholders have put options on their remaining interests vis-à-vis Nutreco. The value of the options amounts to EUR 13.5 million.

In the normal course of business, certain group companies issued guarantees totalling EUR 29.2 million (2002: EUR 40.0 million).

A number of claims are pending against Nutreco Holding N.V. and certain of its group companies. While the outcome of these disputes cannot be predicted with certainty, management believes that, based upon legal advice and information received, the final decision will not materially affect the consolidated financial position.

(13) SEGMENTED INFORMATION

The breakdown by business stream of the consolidated profit and loss account is as follows:

	Aquaculture		Agriculture		Unallocated/ intersegment		Total	
(EUR x million)	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Net sales third parties	1,147.2	1,215.2	2,527.1	2,594.4	-	-	3,674.3	3,809.6
Net sales segment	1,158.7	1,226.9	2,534.9	2,603,2	-19.3	-20.5	3,674.3	3,809.6
EBITA*	50.9	72.1	63.0	80.5	-15.1	-14.3	98.8	138.3
Impairment concessions	19.0	-	-	-	-	-	19.0	-
EBITA before impairment of concessions	**69.9**	**72.1**	**63.0**	**80.5**	**-15.1**	**-14.3**	**117.8**	**138.3**
Income from operations (EBIT)	-119.5	62.2	56.1	76.6	-15.1	-14.3	-78.5	124.5
Impairment goodwill and concessions	184.1	-	-	-	-	-	184.1	-
Income from operations (EBIT) before impairment	**64.6**	**62.2**	**56.1**	**76.6**	**-15.1**	**-14.3**	**105.6**	**124.5**
Share in results of non-consolidated companies	-15.0	-0.3	0.1	0.1	-0.7	-	-15.6	-0.2
Impairment of non-consolidated companies	14.3	-	-	-	-	-	14.3	-
Share in results of non-consolidated companies before impairment	**-0.7**	**-0.3**	**0.1**	**0.1**	**-0.7**	**-**	**-1.3**	**-0.2**

The breakdown by business stream of assets, liabilities, investments and depreciation is as follows:

	Aquaculture		Agriculture		Unallocated		Total	
(EUR x million)	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Total assets	914.2	1,218.8	782.9	762.2	6.1	28.4	1,703.2	2,009.4
Total liabilities (excl. debts to credit institutions)	215.2	264.7	432.4	418.7	81.9	103.7	729.5	787.1
Total investments in tangible fixed assets	46.7	56.2	59.6	40.7	0.2	3.0	106.5	99.9
Total investments in intangible fixed assets	15.1	2.2	11.2	15.2	-	-	26.3	17.4
Depreciation/amortisation	247.6	72.9	51.6	42.6	1.2	1.8	300.4	117.3
Impairment goodwill and concessions	184.1	-	-	-	-	-	184.1	-
Depreciation/amortisation excluding impairment	**63.5**	**72.9**	**51.6**	**42.6**	**1.2**	**1.8**	**116.3**	**117.3**

* Income from operations before amortisation and impairment of goodwill.

The geographical breakdown of net sales, assets and investments based on location of production is as follows:

	Net sales third parties		Total assets		Total investments in tangible fixed assets		Total investments in intangible fixed assets	
(EUR x million)	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
The Netherlands	**954.7**	1,079.4	**236.2**	279.8	**20.5**	18.9	**8.6**	13.6
Spain	**873.1**	824.9	**279.6**	283.5	**20.5**	16.4	**0.2**	0.4
Norway	**407.2**	425.0	**369.4**	617.6	**19.1**	21.1	**13.0**	2.1
United Kingdom	**314.1**	311.2	**151.0**	165.4	**7.5**	7.2	**-**	-
Belgium	**220.3**	220.2	**76.4**	83.0	**2.5**	4.0	**0.7**	-
Chile	**213.4**	208.2	**166.3**	182.1	**8.5**	14.9	**1.4**	-
Canada	**118.8**	126.9	**90.2**	70.7	**14.0**	9.5	**1.7**	-
Germany	**104.4**	99.2	**21.0**	18.4	**0.6**	0.8	**-**	-
USA	**74.8**	92.5	**50.5**	52.5	**1.3**	-0.8	**-**	1.1
Other countries	**393.5**	422.1	**262.6**	256.4	**12.0**	7.9	**0.7**	0.2
Total	**3,674.3**	3,809.6	**1,703.2**	2,009.4	**106.5**	99.9	**26.3**	17.4

(14) COST OF SALES

Cost of sales for 2003 include incidental revenues of EUR 15 million. These revenues relate to the agreements made with suppliers in respect of the terms of delivery.

(15) AVERAGE NUMBER OF EMPLOYEES

Breakdown by country of the average number of permanent employees in FTEs:

	2003	2002
The Netherlands	2,571	2,710
Spain	3,025	2,980
Chile	2,801	2,492
Norway	1,250	1,170
Belgium	867	882
United Kingdom	813	960
Canada	417	470
USA	162	143
Other countries	1,277	1,430
	13,183	13,237
Number of employees at 31 December	**12,763**	**13,442**

(16) PERSONNEL COSTS

(EUR x million)	2003	2002
Salaries and wages	330.2	351.9
Social security charges	68.8	64.1
Pension costs	15.7	27.0
	414.7	**443.0**

Pension costs were well below last year's level, which included an additional charge of EUR 13.8 million. This related to a provision for the financing of the funding deficits developed at Nutreco Pension Funds abroad (EUR 1.8 million) and in the Netherlands (EUR 12 million).

In those situations abroad where there are no defined contribution arrangements, the deficits as at 31 December 2003 are calculated based on local regulations. On the basis of minimum funding requirements there are no deficits as at 31 December 2003; a release of EUR 1.0 million was taken to the 2003 result. The total deficit calculated on the basis of local regulations amounts to approximately EUR 27 million. This deficit can be funded, depending on local regulations, over a period of 5 to 10 years.

Based on the Pension and Insurance Chamber guidelines *(Pensioen- en Verzekeringskamer, PVK)*, the deficit of the Dutch Nutreco Pension Fund, to a 100% funding rate, amounts to EUR 7.3 million as at 31 December 2003. This amount is fully provided as at 31 December 2003. Taking into account the utilisation during the financial year, an amount of EUR 1.5 million has been added to the provision and consequently taken to the 2003 result.

Under the PVK guidelines, the coverage should be increased to a level of 105%. The total deficit from 100% up to 105% amounted to EUR 9.6 million as at 31 December 2003 of which EUR 5.2 million had already been covered by a subordinated loan from Nutreco in the course of 2003. Nutreco has proposed that it will make up for the deficit from 100-105% by means of a subordinated loan to the Dutch Nutreco Pension Fund. The possibility of re-insuring the obligations of the Dutch Pension Fund is under investigation.

(17) OTHER OPERATING EXPENSES

Other operating expenses for 2003 include incidental revenue of EUR 20 million. This revenue relates to agreements entered into by Nutreco concerning co-operation with partners. Research and development expenses amounted to EUR 24.1 million (2002: EUR 21.5 million). Costs from operating leases amounted to EUR 13.6 million.

(18) FINANCIAL INCOME AND CHARGES

(EUR x million)	2003	2002
Interest received and similar income	1.1	3.1
Interest paid and similar expenses	-31.3	-40.5
	-30.2	**-37.4**

Financial income and charges declined to EUR 30.2 million (2002: EUR 37.4 million), as a consequence of both a decrease in the average debt position, and a lower average interest rate.
Costs relating to the syndicated loan facility, which are capitalised and shown under prepayments, are amortised over the period of the facility and included as similar expenses.

(19) REMUNERATION OF MEMBERS OF THE EXECUTIVE BOARD AND OF THE SUPERVISORY BOARD

REMUNERATION FOR THE MEMBERS OF THE EXECUTIVE BOARD:

(EUR)	Salary costs	Bonus	Pension costs	Total 2003	Total 2002
W. Dekker	513,350	188,772	85,613	787,735	819,012
C.J.M. van Rijn	373,523	108,346	78,061	559,930	562,389
J.C.A. den Bieman	397,684	117,039	65,141	579,864	596,069
J.B. Steinemann	389,647	115,841	66,628	572,116	564,345
	1,674,204	**529,998**	**295,443**	**2,499,645**	**2,541,815**

REMUNERATION FOR THE MEMBERS OF THE SUPERVISORY BOARD:

(EUR)	Board remuneration	Committee remuneration	Total 2003	Total 2002
R. Zwartendijk	38,571	-	38,571	38,571
Y. Barbieux	27,227	-	27,227	27,227
L.J.A.M. Ligthart	27,227	20,000	47,227	27,227
J.I. S. Galán	13,613	-	13,613	27,227
J.M. de Jong	13,613	-	13,613	-
S. Rennemo	27,227	10,000	37,227	27,227
	147,478	**30,000**	**177,478**	147,479

(20) CUMULATIVE PREFERENCE DIVIDEND

Based on the present dividend percentage of 6.9, a dividend of EUR 4.7 million was paid on the cumulative preference shares 'A' (2002: EUR 4.7 million). On 31 December 2003, an agreement was reached on the dividend percentage (6.66%) for the next seven years, ending on 31 December 2010.

(21) EARNINGS PER ORDINARY SHARE

The calculation of earnings per ordinary share is based on the net result of EUR -141.8 million (2002: EUR 63.5 million), the net result adjusted for impairment of EUR 51.3 million (2002: EUR 63.5 million), both deducted for the dividend on cumulative preference shares and on 33.3 million (2002: 33.3 million) ordinary shares being the weighted average number of outstanding shares which are entitled to receive dividend.

The calculation of the diluted earnings per ordinary share is based on 33.7 million (2002: 33.3 million) ordinary shares, taking into account the exercise of outstanding share options, the net result and the net result adjusted for impairment, both after deduction of the dividend on cumulative preference shares.

Earnings per share have been calculated as follows:

(EUR x million)	2003	2002
Net result	-137.1	68.2
Dividend on cumulative preferece shares	-4.7	-4.7
Net result available to holders of ordinary shares	**-141.8**	**63.5**
Net result	-137.1	68.2
Impairment	193.1	-
Net result before impairment	56.0	68.2
Dividend on cumulative preference shares	-4.7	-4.7
Net result before impairment available to holders of ordinary shares	**51.3**	63.5

(Number of shares)	2003	2002
Weighted average number of shares	33,342,226	33,271,162
Shares applicable to options	327,883	-
Adjusted weighted average number of shares	**33,670,109**	**33,271,162**

(EUR)	2003	2002
Basic earnings per ordinary share	-4.25	1.91
Diluted earnings per ordinary share	-4.21	1.91
Basic earnings per ordinary share before impairment	1.54	1.91
Diluted earnings per ordinary share before impairment	1.52	1.91

(22) TAXATION ON INCOME FROM OPERATIONS MINUS FINANCIAL INCOME AND CHARGES

In 2003, the taxation on income amounted to EUR 9.2 million (2002: EUR 17.1 million). The components of income before tax are:

(EUR x million)	2003	2002
The Netherlands	33.7	19.7
Foreign	-142.4	67.4
Income before tax	**-108.7**	**87.1**

The components of income tax expense are:

	(EUR x million)	2003	2002
The Netherlands:	Current taxes	7.6	4.3
	Deferred taxes	2.3	-0.2
		9.9	4.1
Foreign:	Current taxes	30.4	23.5
	Deferred taxes	-31.1	-10.5
		-0.7	13.0
	Income tax expense	9.2	**17.1**

The activities of Nutreco are subject to income taxes in various foreign jurisdictions with statutory income tax rates varying from 10% to 45%, which causes a difference between the weighted average statutory income tax rate and the Dutch statutory income tax rate of 34.5%.

A reconciliation of the weighted average statutory income tax rate as a percentage of income before taxes and the effective tax rate is as follows:

(in %)	2003	2002
Weighted average statutory income tax rate	**22.5**	**29.9**
Utilisation of previously and new unrecognised loss carry-forwards	3.8	-3.3
New loss carry-forwards not expected to be realised	-1.6	-
Non-tax deductible impairment charges	-42.5	-
Fiscal facilities	9.4	-7.0
Effective tax rate	**-8.4**	**19.6**

The effective tax rate decreased significantly compared to 2002, mainly as a result of the impact of the impairment of goodwill and concessions and considering the release of deferred tax provisions on the concessions. Adjusted for the above-mentioned effects the effective tax rate is 19.2% and in line with 2002.

Classification of the deferred tax assets and liabilities is as follows:

(EUR x million)	2003	2002
Deferred tax assets grouped under receivables	27.2	12.2
Deferred tax liabilities grouped under provisions	-20.3	-33.4
Net deferred tax assets (liabilities)	6.9	**-21.2**

On 31 December 2003, operating tax loss carry-forwards, for which no tax assets have been recognised, amounted to EUR 91.1 million, of which EUR 8.8 million will expire within five years. EUR 5.5 million of tax losses are available indefinitely. The net deferred tax assets comprise deferred tax liabilities of EUR 37.8 million arising from valuation differences, partly offset by the netting of a deferred tax asset as a result of

tax loss carry-forwards of EUR 74.5 million less a provision amounting to EUR 29.8 million (2002: net deferred tax liability EUR 57.7 million, EUR 68.0 million and EUR 31.5 million, respectively).

(23) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

INTEREST RATE RISKS

The Group manages its interest rate risk exposure by fixing a significant part of the variable interest rates on long-term debt by means of interest contracts. Any short-term debt used in financing is at floating interest rates.

Interest instruments are applied only in relation to outstanding interest-bearing debt. Interest rate swaps are mainly used for interest rate risk management.

FOREIGN EXCHANGE RISK MANAGEMENT

The Group enters into forward exchange contracts and currency swaps to hedge transaction exposures. These principally arise with respect to assets and liabilities related to sales and purchases. The purpose of Nutreco's foreign currency hedging activities is to protect the Group from the risks that the functional currency net cash flows resulting from trade transactions is adversely affected by changes in exchange rates. On 31 December 2003, outstanding currency contracts totalled EUR 221.8 million (2002: EUR 126.7 million). These contracts mainly relate to US dollars, British pound, Norwegian krone and Canadian dollar.

The Group's policy is to broadly match foreign currency net assets with foreign currency borrowings, also taking into account the future free cash flow in the currency concerned. The Group does not use financial instruments to further reduce the exposure to translation risks of shareholders' equity of foreign group companies or non-consolidated companies.

COMMODITY PRICE RISK

The Group is a purchaser of certain raw materials such as soya, fish meal and fish oil. The Group has laid down procedures and limits according to which group companies may operate. The Group's procedures allow the use of derivative instruments, such as forward contracts, to minimise significant anticipated earnings fluctuations caused by commodity-price volatility.

CREDIT RISK

Credit risk represents the accounting loss that would have to be recognised on the reporting date if other parties fail to perform as contracted. The Group does not have significant exposure to any individual customer or other party. To reduce exposure to credit risk, the Group performs ongoing credit analysis of the financial condition of its customers.

The Group's cash and cash equivalents are held with reputable banks. The Group is exposed to credit-related losses in the event of non-performance by other parties to financial instruments but, given the high credit ratings, management does not expect this to happen. Provisions are formed where necessary.

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The estimated fair value of financial instruments has been determined by the Group using available market information and appropriate valuation methods.

The estimates presented are not necessarily indicative of the amounts that the Group could realise in a current market exchange or the value that ultimately will be realised by the Group upon maturity or disposition.

		31 December 2003		31 December 2002	
	(EUR x million)	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets:	Cash and cash equivalents	31.8	31.8	31.8	31.8
	Receivables - current	532.7	532.7	579.6	579.6
	Other financial assets	8.5	8.5	6.9	6.9
Liabilities:	Trade creditors	-396.8	-396.8	-432.4	-432.4
	Interest-bearing debt	-423.4	-423.4	-465.3	465.3
	Interest contracts (net)	0	-10.7	0	-9.1
	Currency exchange contracts (net)	-2.2	-2.2	-0.5	-0.5

The following methods and assumptions were used to estimate the fair value of financial instruments:

CASH, RECEIVABLES AND TRADE CREDITORS

The carrying amounts approximate fair value because of the short maturity of those instruments.

OTHER FINANCIAL ASSETS

For other financial assets, fair value is based upon the estimated market prices or, because they bear interest, at current market rates.

INTEREST-BEARING DEBT AND INTEREST CONTRACTS (NET)

The fair value is estimated on the basis of discounted cash flow analyses, including interest for the current year, based upon Nutreco's incremental borrowing rates for similar types of borrowing arrangements and interest contracts with comparable terms and maturities.

CURRENCY EXCHANGE CONTRACTS (NET)

The fair value is the amount that the company would receive or pay to terminate the exchange contracts, considering currency exchange rates and remaining maturities.

(24) NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

GENERAL

The consolidated cash flow statement is drawn up on the basis of a comparison of the balance sheets as at 1 January and 31 December. Changes that do not involve cash flows, such as changes in exchange rates, revaluations and transfers to other balance sheet items, are eliminated. Changes in working capital due to the acquisition or sale of consolidated companies are included under investing activities.

NET CASH FROM OPERATING ACTIVITIES

Cash used for the payment of interest and income taxes reflects the actual amounts paid during the year.

NET CASH USED FOR INVESTING ACTIVITIES

Cash used for the purchase of tangible fixed assets consists of actual amounts paid during the year.

DIVIDENDS PAID

In 2003 EUR 4.7 million (2002: EUR 4.7 million) dividend was paid on cumulative preference shares 'A' .

SUNDRY

Most of the changes in the cash flow statement can be traced back to the movement schedules for the balance sheet items concerned. For those balance sheet items for which no detailed movement schedule is included, the table below shows the relation between the changes according to the balance sheet and the changes according to the cash flow statement:

(EUR x million)	Working capital[1]	Provisions	Interest-bearing debt[2]
As at year-end 2002	280.4	-78.2	-465.3
As at year-end 2003	266.7	-63.7	-423.4
Balance sheet movement	**13.7**	**-14.5**	**-41.9**
Adjustments:			
Changes in exchange rates	-26.6	4.7	33.8
Acquisition/divestment of group companies	0.7	-4.2	-5.6
Transfers, etc.	4.4	5.7	-2.8
Change in cash flow	**-7.8**	**-8.3**	**-16.5**

(1) Inventories and receivables less interest-free current liabilities, the latter excludes the dividend payable.

(2) Long-term liabilities and interest-bearing current liabilities.

(25) POST BALANCE-SHEET EVENTS

At the beginning of 2004, Nutreco agreed with minority shareholders (49%) that their remaining shares in Trouw Nutrition Hunan (China) will be acquired for an amount of approximately EUR 0.7 million.

Early 2004, a fire took place in the premix plant of Trouw Nutrition at Putten. Investigation is still in progress, therefore no detailed calculation can be made of the property damage and business interruption losses as well as of the financial impact hereof for Nutreco. Nutreco is insured for property damage and business interruption.

COMPANY BALANCE SHEET

ASSETS (EUR x million)	note	31 December 2003	31 December 2002
Fixed assets			
Financial fixed assets	(1)	117.8	553.4
Current assets			
Receivables from group companies		420.5	182.3
Cash and cash equivalents		0.3	0.9
		420.8	183.2
		538.6	**736.6**

LIABILITIES (EUR x million)	note	31 December 2003	31 December 2002
Shareholders' equity	(2)		
Issued and paid-up share capital		9.5	9.5
Share premium account		396.7	396.1
Other reserves		271.9	265.2
Undistributed result		-141.8	63.5
		536.3	734.3
Short-term liabilities		2.3	2.3
		538.6	**736.6**

COMPANY PROFIT AND LOSS ACCOUNT

(EUR x million)	note	2003	2002
Net result from group companies		-152.1	42.7
Other net income	(3)	15.0	25.5
Net result		**-137.1**	**68.2**
Net result		-137.1	68.2
Dividend on cumulative preference shares		-4.7	-4.7
Net result available to holders of ordinary shares		**-141.8**	**63.5**
Net result		-137.1	68.2
Impairment		193.1	-
Net result before impairment		56.0	68.2
Dividend on cumulative preference shares		-4.7	-4.7
Net result before impairment available to holders of ordinary shares		**51.3**	**63.5**

NOTES TO THE COMPANY FINANCIAL STATEMENTS

PRINCIPLES OF VALUATION AND INCOME DETERMINATION

GENERAL

Foreign currency has been translated, assets and liabilities have been valued, and net income has been determined, in accordance with the principles of valuation and determination of income used in the consolidated financial statements. Consequently net income and shareholders' equity are equal to net income and shareholders' equity as shown in the consolidated financial statements.

(1) FINANCIAL FIXED ASSETS

(EUR x million)	Investments in group companies	Loans to group companies	Total
As at 1 January 2003	292.0	261.4	**553.4**
Net result from group companies	-152.1	-	-152.1
Repayment of loans	-	-261.4	-261.4
Changes in exchange rates	-22.1	-	-22.1
As at 31 December 2003	**117.8**	**0**	**117.8**

(2) SHAREHOLDERS' EQUITY

(EUR X 1,000)	Issued and paid-up share capital	Share premium account	Other reserves	Un-distributed result	Total
As at 1 January 2002	9,337	394,557	192,368	86,965	**683,227**
Undistributed result 2001	-	-	86,965	-86,965	-
Issuance of ordinary shares	10	1,644	-	-	1,654
Net income available to holders of ordinary shares	-	-	-	63,470	63,470
Dividend ordinary shares	-	-	-9,542	-	-9,542
Stock dividend	139	-139	-	-	-
Change in exchange rates	-	-	-5,318	-	-5,318
Other	-	-	822	-	822
As at 31 December 2002	9,486	396,062	265,295	63,470	**734,313**
Undistributed result 2002	-	-	63,470	-63,470	-
Repurchase of shares	-96	-	-5,942	-	-6,038
Issuance of ordinary shares	16	736	-	-	752
Net result available to holders of ordinary shares	-	-	-	-141,749	-141,749
Dividend ordinary shares	-	-	-7,628	-	-7,628
Stock dividend	136	-136	-	-	-
Change in exchange rates	-	-	-43,374	-	-43,374
As at 31 December 2003	**9,542**	**396,662**	**271,821**	**-141,749**	**536,276**

The change in exchange rates is mainly caused by the US dollar, Norwegian krone and British pound sterling.

SHARE CAPITAL

The authorised share capital of the company as at 31 December 2003 amounted to EUR 41.5 million (2002: EUR 41.5 million) and consists of 55 million ordinary shares, 16 million cumulative preference shares 'A', 71 million cumulative preference shares 'D' and 31 million cumulative financing preference shares 'E' all with a nominal value of EUR 0.24.

Movements in the paid-up share capital are as follows:

(Number of shares)	Ordinary shares	Cumulative preference shares	Total
As at 1 January 2003	33,284,786	6,241,500	39,526,286
Purchase of own shares	-400,000	-	-400,000
Conversion of final dividend for 2002 and interim dividend for 2003 in ordinary shares	567,577	-	567,577
Shares issued	65,337	-	65,337
As at 31 December 2003	**33,517,700**	**6,241,500**	**39,759,200**

Own shares have been purchased (at an average of EUR 15.10) to cover the share options granted in 2003.
In 2003, Nutreco issued 65,337 shares in connection with the employee share participation scheme and share option plan.
Cumulative preference shares as at 31 December 2003, consist of cumulative preference shares 'A' only. No cumulative preference shares 'D' and cumulative financing preference shares 'E' were issued.
All shares placed as at year-end 2003 were fully paid-up.

SHARE PREMIUM ACCOUNT

The share premium account is fully exempted from Dutch income taxes upon distribution to shareholders. EUR 64.8 million of the share premium account relates to cumulative preference shares 'A'.

LEGAL RESERVE FOR RETAINED PROFITS OF SUBSIDIARIES

As the profits retained in Nutreco Holding N.V.'s consolidated and non-consolidated companies can be distributed and received in the Netherlands without restriction, no legal reserve for retained profits is required. Reserves are calculated by means of the collective method.

SHARE OPTIONS

The Company has a share option plan effective as of 11 March 1998. Share options can be granted each year to a maximum of 500,000 ordinary shares. Grants of the share options are based on the extent to which the Company achieves its financial objectives. The Supervisory Board has discretionary powers to decide on the award of share option rights to a range of managers and executives and on the implementation of the employee share participation scheme.

Each option entitles the holder to purchase an ordinary share of EUR 0.24 par value at the exercise price corresponding to the closing price quoted seven days after publication of the annual results.

When awarding share options in February 2003, the Supervisory Board partly founded its decision on the fact that the Company's objectives to achieve an average growth of 10% in EPS before amortisation of goodwill as from the IPO of Nutreco in 1997 had been achieved, including the 2002 results.

Furthermore, in the Supervisory Board's opinion, the terms of employment of Nutreco should be competitive enough to engage and retain excellent qualified managers.

Within these terms of employment, options and shares play a significant role for the motivation of management, especially if they are matched with achieving long-term goals. Regarding the options granted in 1998, 1999 and 2000, the employees may only benefit from options exercised during a period of two years commencing three years after granting.

With effect from 2001, the company has made a few changes to the regulations pertaining to the options granted since 2001. These changes don't affect the share options prior to 2001 as it is the Company's policy not to modify the exercise price nor the terms of the share options once they have been granted. The exercise period was extended from five to seven years. From the benefits of options exercised in the first year, 60% will be for the account of Nutreco, 40% in the second year and 20% in the third year. From the fourth year, the full benefit from options exercised goes to the employee, if still employed by Nutreco.

Members of the Executive Board are shareholders of the Company. As at 31 December 2003, they jointly held 23,081 ordinary shares (2002: 22,369 shares), 10,596 of which were held by Mr W. Dekker, 1,324 by Mr C.J.M. van Rijn, and 11,161 by Mr J.C.A. den Bieman. One Supervisory Board member, Mr Y. Barbieux, held 419 shares.

The movement in the share options of the members of the Executive Board may be summarised as follows:

Members of the Executive Board

	Granted	Expiration	As of 1 January 2003	Granted	Exercised	Forfeited/ other changes	As of 31 December 2003	Exercise price (EUR)
W. Dekker	1998	2003	11,667	-	-	11,667	-	30.04
	1999	2004	18,000	-	-	-	18,000	38.60
	2000	2005	18,000	-	-	-	18,000	38.00
	2001	2008	20,000	-	-	-	20,000	48.20
	2002	2009	20,000	-	-	-	20,000	35.93
	2003	2010	-	20,000	-	-	20,000	12.23
C.J.M. van Rijn	2002	2009	15,000	-	-	-	15,000	35.93
	2003	2010	-	15,000	-	-	15,000	12.23
J.C.A. den Bieman	1998[(1)]	2003	3,500	-	-	3,500	-	30.04
	1999[(1)]	2004	11,250	-	-	-	11,250	38.60
	2000[(1)]	2005	11,250	-	-	-	11,250	38.00
	2001	2008	15,000	-	-	-	15,000	48.20
	2002	2009	15,000	-	-	-	15,000	35.93
	2003	2010	-	15,000	-	-	15,000	12.23
J.B. Steinemann	2001[(1)]	2008	5,000	-	-	-	5,000	48.20
	2002	2009	10,000	-	-	-	10,000	35.93
	2003	2010	-	15,000	-	-	15,000	12.23
Total			**173,667**	**65,000**	-	**15,167**	**223,500**	

(1) Awarded before appointment as member of the Executive Board.

In addition, Mr J.C.A. den Bieman bought 8,000 call options through Euronext in 2002 which lapsed without being exercised.

Other (former) employees

Granted	Expiration	As of 1 January 2003	Granted	Exercised	Forfeited/ other changes	As of 31 December 2003	Exercise price (EUR)
1998	2003	158,692	-	-	158,692	-	30.04
1999	2004	421,922	-	-	-	421,922	38.60
2000	2005	408,094	-	-	-	408,094	38.00
2001	2008	286,531	-	-	11,020	275,511	48.20
2002	2009	337,450	-	-	9,050	328,400	35.93
2003	2010	-	328,700	1,200	1,200	326,300	12.23
		1,612,689	**328,700**	**1,200**	**179,962**	**1,760,227**	

Employee share participation scheme

On 15 March 1999, the Company introduced an employee share participation scheme. Each year, the Supervisory Board will decide whether the Company's financial growth allows execution of the employee share participation scheme. In any year in which the employee share participation scheme is allowed, each employee of a Nutreco company is granted the opportunity to buy ordinary Nutreco shares up to a maximum of EUR 1,800 during a defined period. Everyone who subscribes also receives a bonus of 25% (or less, depending on restrictions imposed by national legislation for certain foreign staff) on the subscription in the form of additional ordinary shares. Bonus conditions may change from one year to another. The purchase price per ordinary share equals the closing market price twenty-one days after the publication of the annual result. The shares bought under the employee share participation scheme are put in a stock deposit with the Rabobank during a period of three years. During this period these shares cannot be sold or transferred.

On 24 February 2003, the Supervisory Board decided that the 2002 financial results of the Company allowed the execution of the employee share participation scheme. Employees bought 65,337 (incl. bonus) shares during 2003 (2002: 32,833).

(3) OTHER NET INCOME

Other net income represents mainly interest income on loans to group companies.

(4) COMMITMENTS AND CONTINGENCIES

Guarantees as defined in Book 2, section 403 of the Dutch Civil Code have been given by Nutreco Holding N.V. on behalf of several group companies in the Netherlands and filed with the Chamber of Commerce in 's Hertogenbosch. The liabilities of these companies to third parties and to non-consolidated companies totalled EUR 135.1 million as at 31 December 2003 (2002: EUR 136.0 million).

The Company heads the Dutch fiscal unity. As a consequence, the Company is fully liable for the tax liabilities of the fiscal unity as a whole.

(5) AVERAGE NUMBER OF EMPLOYEES

The Company did not employ any person in 2003.

Amersfoort, 18 February 2004
The Supervisory Board
The Executive Board

OTHER INFORMATION

PROFIT APPROPRIATION

STATUTORY REGULATIONS CONCERNING APPROPRIATION OF PROFITS

Distribution of net profit according to the Articles of Association, as stipulated in articles 27 and 28, can be summarised as follows:

Out of the profits made in the preceding financial year, first of all, if possible, the agreed 6.9% dividend shall be paid on the cumulative preference shares 'A'. For the first time on the thirty-first day of December two thousand and three, and every seven years thereafter, the percentage will be determined again. As from the year 2004 and for as long as the cumulative preference shares 'A' are outstanding up to 2010, this dividend shall amount to 6.66% per annum.

If in the course of any financial year an issue of cumulative preference shares 'A' has taken place, the dividend with respect to that financial year shall be reduced pro rata to the day of issue.

If the profits realised in any financial year should not be sufficient to pay the said percentage, the said percentage shall be paid from the reserves for as much as necessary, provided that such payment is not made out of the share premium 'A' account. If the free distributable reserves in any financial year are not sufficient to pay the said percentage, distributions in subsequent years shall apply only after the deficit has been recovered. No further distributions shall be made on the cumulative preference shares 'A'. If a write-down has taken place against the share premium 'A' account, the profits made in subsequent years shall first of all be allocated to compensate for the amounts written down.

Similar to cumulative preference shares 'A' , cumulative preference shares 'D' and cumulative financing preference shares 'E' (none of which have been issued) carry special rights in respect of the distribution of the net profit.

Of the profit remaining after payment to holders of preference shares 'A', 'D' and 'E', such amounts will be reserved as the Executive Board, subject to the approval of the Supervisory Board, shall decide.

The profit remaining after the provisions of the previous paragraphs have been met, shall be at the free disposal of the General Meeting of Shareholders. In a tie vote regarding a proposal to distribute or reserve profits, the profits concerned shall be reserved.

The Company may distribute profits only if and to the extent that its shareholders' equity is greater than the sum of the paid and called-up part of the issued capital and the reserves which must be maintained by virtue of the law. Any distribution other than an interim dividend may be made only after adoption of the financial statements which show that they are justified.

The General Meeting of Shareholders shall be authorised to resolve, at the proposal of the Executive Board, which proposal shall be subject to the approval of the Supervisory Board, to make distributions to the holders of ordinary shares from the general reserves.

Interim dividends shall automatically be distributed on the cumulative preference shares 'A'. The Executive Board, subject to the approval of the Supervisory Board, may resolve to declare interim dividends on the other classes of shares, provided that interim dividends on the cumulative preference shares 'A' can be distributed.

Dividends are payable as from a date to be determined by the Supervisory Board, which date may differ for distributions on ordinary shares, on cumulative preference shares 'A' , on cumulative preference shares 'D' and for distribution on the series cumulative financing preference shares 'E'. Dividends which have not been collected within five years of the start of the second day on which they became due and payable shall revert to the Company.

Subject to the approval of the Supervisory Board and after appointment of the General Meeting of Shareholders, the Executive Board shall be authorised to determine that a distribution on ordinary shares, in whole or in part, shall be made in the form of ordinary shares in the capital of the Company rather than cash, or to determine that the holders of ordinary shares wholly or partly shall have the choice between distribution in cash or in the form of ordinary shares in the capital of the Company. Subject to the approval of the Supervisory Board, the Executive Board shall determine the conditions on which such a choice may be made. If the Executive Board is not appointed as the authorised body to resolve to issue such shares, the General Meeting of Shareholders will have the authority as mentioned herein before on the proposal of the Executive Board subject to the approval of the Supervisory Board.

PROPOSED DIVIDEND 2003

At the introduction of ordinary shares on Euronext Amsterdam (formerly the AEX Stock Exchange), the Company restated its dividend policy. The intention is to distribute an annual dividend of 30-35% of the net income available to holders of ordinary shares. This will be in the form of an interim and final dividend, which, subject to the provisions of the Articles of Association, may be distributed in cash or in the form of ordinary shares at the shareholder's option.

The General Meeting of Shareholders will be recommended to add the net results to other reserves and to declare a dividend of EUR 0.53 per ordinary share against other reserves. This equals 35% of the net result before impairment available to ordinary shareholders over the period from 1 January 2003 to 31 December 2003. In August 2003, the Company already distributed an interim dividend of EUR 0.10 per share. After approval, the final dividend of EUR 0.43 can be received in cash or in ordinary shares, chargeable to the share premium account, at the shareholder's option. The ratio between the value of the stock dividend and the cash dividend will be determined after the close of trading on 13 May 2004, on the basis of that day's closing price.

SPECIAL RIGHTS PROVIDED FOR BY THE ARTICLES OF ASSOCIATION

Special rights of holders of cumulative preference shares 'A'

Each share carries the right to cast one vote in the General Meeting of Shareholders. A number of special powers have been conferred on the holders of cumulative preference shares 'A' under the Articles of Association.

The prior approval of the meeting of holders of cumulative preference shares 'A' is needed before the General Meeting of Shareholders may pass a resolution to amend certain articles of the Articles of Association, to issue cumulative preference shares 'A', to appoint the Executive Board as the authorised Board to issue cumulative preference shares 'A' and to authorise the Executive Board to acquire shares in the Company's own capital and resolutions to reduce the issued share capital.

Stichting Continuïteit Nutreco (anti take-over device)

Nutreco Holding N.V. has a put option to place a number of cumulative preference shares 'D' of the Company with the 'Stichting Continuïteit Nutreco' (Foundation). In addition, the Foundation has a call option to acquire a number of cumulative preference shares 'D' in the company. In both instances such number may equal the total issued share capital before such issue minus any issued cumulative financing preference shares 'E' and purchased own shares.

The Foundation was organised to care for the interests of the Company, the group companies connected therewith and all interested parties, such as shareholders and employees, by, among other things, preventing as much as possible influences which would threaten the continuity, independence and identity of the Company in a manner contrary to such interests. The Foundation is an independent legal entity and is not owned or controlled by any other legal entity. It is the Company's only existing anti take-over device.

The Board of the Foundation consists of: Messrs J. Veltman (chairman), H. Hagels, J. de Rooij, Prof J. Huizink and L. Ligthart. The Executive Board of Nutreco Holding N.V. and the Board of Stichting Continuïteit Nutreco hereby jointly declare that Stichting Continuïteit Nutreco is independent from Nutreco Holding N.V., as required in appendix X to the Listing Rules of Euronext Amsterdam N.V.

Cumulative financing preference shares 'E'

At the General Meeting of Shareholders of 2003 the Articles of Association designated the Executive Board as the corporate body authorised for a period of eighteen months, subject to the prior approval of the Supervisory Board, to issue and/or grant rights to subscribe for cumulative financing preference shares 'E' up to a nominal amount which, at the time of such issue or the granting of such rights, equals 30% of all the outstanding shares in the share capital of the Company, excluding the issued cumulative preference shares 'D'. Cumulative financing preference shares 'E' must be fully paid up upon issue. They only exist in registered form. No share certificates are issued for cumulative financing preference shares 'E'. Cumulative financing preference shares 'E' are intended to be issued by the Company for financing purposes. In the year under review no cumulative preference shares 'E' were issued.

AUDITORS' REPORT

INTRODUCTION

We have audited the 2003 financial statements of Nutreco Holding N.V., Boxmeer. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the financial position of the Company as of 31 December 2003 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands, and comply with the financial reporting requirements included in Part 9, Book 2, of the Dutch Civil Code.

Eindhoven, 18 February 2004

KPMG Accountants N.V.

NINE YEARS OF NUTRECO PROFIT AND LOSS ACCOUNT

(EUR x million)	**2003**[4]	2002	2001	2000	1999	1998	1997	1996	1995
Net sales	3,674	3,810	3,835	3,126	2,601	2,465	2,193	2,068	1,827
Cost of sales	2,593	2,731	2,775	2,245	1,880	1,840	1,682	1,586	1,384
Gross margin	**1,081**	**1,079**	**1,060**	**881**	**721**	**625**	**511**	**482**	**443**
Personnel costs	415	443	394	289	256	227	187	178	170
Amortisation of intangible fixed assets	5	6	5	1	-	-	-	-	-
Depreciation of tangible fixed assets	99	97	88	66	55	43	37	37	35
Other operating expenses	444	394	396	389	313	273	219	210	184
Operational expenses	**963**	**940**	**883**	**745**	**624**	**543**	**443**	**425**	**389**
Income from operations before amortisation of goodwill (EBITA)	118	139	177	136	97	82	68	57	54
Amortisation of goodwill	12	14	13	1	-	-	-	-	-
Income from operations (EBIT)	**106**	**125**	**164**	**135**	**97**	**82**	**68**	**57**	**54**
Financial income and charges	-30	-38	-38	-13	-9	-11	-13	-34	-34
Income before tax	**76**	**87**	**126**	**122**	**88**	**71**	**55**	**23**	**20**
Taxation	-15	-17	-31	-32	-22	-18	-13	-5	-5
Shares in result of non-consolidated companies	-1	-	3	1	-	-	-	-	-3[1]
Income after tax	**60**	**70**	**98**	**91**	**66**	**53**	**42**	**18**	**12**
Minority interest	-4	-2	-6	-	-2	-1	-	-	-
Net income	**56**	**68**	**92**	**91**	**64**	**52**	**42**	**18**	**12**
Dividend on cumulative preference shares	-5	-5	-5	-5	-4	-5	-8	-1	-1
Net income available to holders of ordinary shares	**51**	**63**	**87**	**86**	**60**	**47**	**34**	**17**	**11**
Number of employees as at year-end	12,763	13,442	12,934	10,990	9,185	6,631	5,742	5,401	5,422
RATIOS									
Income from operations (EBITA) as a % of net sales	3.2%	3.6%	4.6%	4.3%	3.7%	3.3%	3.1%	2.8%	2.8%
Turnover rate of weighted average capital employed[2]	3.2	3.0	3.2	4.9	5.4	6.9	6.4	6.0	5.3
Return (EBITA) on weighted average capital employed	10%	10%	15%	21%	20%	23%	20%	17%	15%
Interest cover	7.4	6.5	7.1	15.5	16.5	11.1	8.3	6.5[3]	n/a
Dividend (EUR x million)	22	27	32	31	23	19	17	1	1

(1) The share in results of non-consolidated companies in 1995 of EUR 3 million mainly consists of an activity that was acquired and fully consolidated as of 1996. The income from operations 1995 after reduction of this share in results of non-consolidated companies 1995 would have amounted to EUR 51 million.
(2) Net sales divided by average capital employed.
(3) Based on pro forma consolidated profit and loss account for the year 1996.
(4) Results 2003 before impairment.

NINE YEARS OF NUTRECO BALANCE SHEET

(EUR x million)	2003	2002	2001	2000	1999	1998	1997	1996	1995
Intangible fixed assets	199	392	393	346	-	-	-	-	-
Tangible fixed assets	515	552	576	444	347	264	236	219	214
Financial fixed assets	27	46	42	28	13	9	12	15	17
Fixed assets	**741**	**990**	**1,011**	**818**	**360**	**273**	**248**	**234**	**231**
Inventories	397	407	384	319	231	160	156	117	116
Receivables	533	580	562	523	399	341	312	298	289
Cash and cash equivalents	32	32	41	31	28	124	68	43	26
Current assets	**962**	**1,019**	**987**	**873**	**658**	**625**	**536**	**458**	**431**
Total assets	**1,703**	**2,009**	**1,998**	**1,691**	**1,018**	**898**	**784**	**692**	**662**
Shareholders' equity	536	734	683	583	375	287	211	167	30
Minority interest	14	23	24	19	13	11	1	1	-
Provisions	64	78	97	134	95	60	40	47	52
Long-term subordinated shareholder loans	-	-	-	-	-	-	-	-	119
Long-term debt	396	422	440	357	80	125	153	157	161
Short-term liabilities:									
Interest-bearing	28	43	79	40	37	20	6	9	9
Non-interest-bearing	665	709	675	558	418	395	373	311	291
Total liabilities	**1,703**	**2,009**	**1,998**	**1,691**	**1,018**	**898**	**784**	**692**	**662**
Capital employed[1]	1,008	1,271	1,285	1,105	574	382	346	339	346
Net debt[2]	392	433	478	366	89	21	91	123	144
Current assets divided by non-interest-bearing short-term liabilities	1.45	1.44	1.46	1.57	1.57	1.58	1.44	1.47	1.48
Solvency ratio (shareholders' equity divided by total assets)[3]	31%	37%	34%	34%	37%	32%	27%	24%	23%
Net debt divided by shareholders' equity	73%	59%	70%	63%	24%	7%	43%	74%	97%

(1) Total assets less cash and cash equivalents and non-interest-bearing short-term liabilities, except dividends payable.
(2) Long-term debt and interest-bearing short-term debt less cash and cash equivalents.
(3) Long-term subordinated shareholders loans were combined with shareholders' equity in 1995.

PARTICIPATIONS OF NUTRECO HOLDING N.V.

AS AT 31 DECEMBER 2003

Full name	Registered office	Percentage*
Australia		
Gibson's Ltd.	Launceston, Tasmania	
Tassal Ltd.	Hobart, Tasmania	11.27%
Belgium		
Buyse N.V.	Ingelmunster	
Hendrix N.V.	Merksem	
Hypor Belgium N.V.	Zulte	
Nutreco Belgium N.V.	Gent	
Nutreco Capital N.V.	Gent	
Nutreco Feed Belgium N.V.	Wingene	
Brazil		
Selko Latin America Ltda	São Paulo	
Canada		
Hypor Inc.		50.00%
Hypor L.P.		50.00%
Nutreco Canada Inc.	Toronto	
Nutreco Swine Ventures Inc.		
Chile		
Marine Harvest S.A.	Puerto Montt	
Nutreco Chile S.A.	Santiago	
China		
Hendrix Feed (Xiangtan) Co. Ltd.	Xiangtan	51.00%
Curaçao		
Nutreco Insurance N.V.	Willemstad	
Cyprus		
Selko Mid-East Ltd.	Limasol	67.00%
Denmark		
Hybro Denmark A/S	Billund	
P/F Skretting Foroyar hf	Hvalvik	
Skretting Dk AS	Ejstrupholm	
Trouw Nutrition Denmark A/S	Vejen	

Full name	Registered office	Percentage*
Egypt		
Hendrix Misr S.A.E.	Caïro	33.30%
France		
Marine Harvest France SNC	Paris	
Marine Harvest Valmer S.A.	Chateaugiron	
Nutreco France S.A.S.	Vigny	
S.A. de Serris S.A.R.L.		16.70%
Trouw France S.A.S.	Vervins	
Trouw Nutrition France S.A.S.	Vigny	99.80%
Germany		
Heicam GmbH	Osten	20.00%
Hendrix UTD GmbH	Goch	
Hendrix-Illesch GmbH	Bardenitz	90.00%
Nutreco Deutschland GmbH	Burgheim	
PAVO Deutschland GmbH	Neuss	
Trouw Nutrition Deutschland GmbH	Burgheim	
Greece		
Trouw Nutrition Hellas S.A.	Athens	
Hungary		
Agri Services Hungary Kft.	Budapest	96.80%
Hybro Hungaria Kft.	Budapest	
Trouw Nutrition Hungary Kft.	Környe	
Ireland		
Bradan Fanad Teo	Letterkenny	
Bradan (Maoil Rua) Teo	Letterkenny	
Bradan Proiseal Teo	Letterkenny	
Fanad Fisheries Trading Ltd.	Letterkenny	
Fanad Pettigeo Teo	Letterkenny	
Irish Salmon Producer Group	Connemara	15.00%
Marine Harvest Fanad	Letterkenny	
Trouw Aquaculture Limited	Roman Island, Westport	

* Percentage (%) of the issued share capital (if not wholly-owned).

Full name	Registered office	Percentage*
Italy		
Drucar S.r.L.	Desenzano del Garda	
Hendrix S.p.A.	Mozzecane (VR)	
Hypor Italia Srl	Manerbio	60.00%
Trouw Nutrition Italia S.p.A.	Bussolengo (VR)	
Japan		
Nutreco Aquaculture Japan Inc.	Fukuoka	
Yamaha Nutreco Aquatech KK	Fukuoka	50.00%
Mauritius		
N.A.I. Ltd.	Port Louis	51.00%
Mexico		
Institutio Internacional de Investigacion Animal S.A. de C.V.	Gueretaro	49.00%
Reproduccion Porcina de Occidente S.A. de C.V.	Guadalajara	25.00%
Sistemas Pecuarios S.A. de C.V. ('SIPESA')	Zapopan, Jalisco	55.00%
The Netherlands		
Agriteam Makelaars B.V.	Ede	
Dinex B.V.	Bodegraven	
Ham Holding B.V.	Mierlo	
Ham Pluimveeprodukten B.V.	Mierlo	
Hedimix B.V.	Boxmeer	
Hendrix' Assurantiekantoor B.V.	Boxmeer	
Hendrix Beleggingen International B.V.	Boxmeer	
Hendrix International Investments B.V.	Boxmeer	
Hendrix Meat Group B.V.	Boxmeer	
Hendrix Poultry Breeders B.V.	Stevensbeek	50.00%
Hendrix' Vlees Druten B.V.	Druten	
Hendrix UTD B.V.	Boxmeer	
Hengro B.V.	Boxmeer	
Hifeed Russia B.V.	Boxmeer	
Hisex Benelux B.V.	Zevenaar	33.33%
Hybro B.V.	Boxmeer	
Hybro Poultry Partners B.V.	Boxmeer	33.33%
Hypor B.V.	Boxmeer	50.00%
De Körver B.V.	Boxmeer	
Marine Harvest Europe B.V.	Boxmeer	
Masterlab B.V.	Boxmeer	
Murris Meppel B.V.	Meppel	
Murris Varkens B.V.	Meppel	
Nutreco B.V.	Boxmeer	
Nutreco International B.V.	Boxmeer	
Nutreco Nederland B.V.	Boxmeer	
Nutreco USA B.V.	Boxmeer	
Pingo Poultry Farming B.V.	Boxmeer	
Pingo Poultry Foodservice B.V.	Mierlo	
Pingo Poultry Ingredients B.V.	Goor	
Pingo Poultry Products B.V.	Cuijk	
Plumex B.V.	Boxmeer	50.00%
Reudink Biologische Voeders B.V.	Vierlingsbeek	
Selko B.V.	Goirle	
Silo Meppel B.V.	Meppel	49.00%
Smits Emmen B.V.	Emmen	
Stimulan B.V.	Boxmeer	
Trouw Nutrition Hifeed B.V.	Boxmeer	
Trouw International B.V.	Boxmeer	
Trouw Nutrition International B.V.	Boxmeer	
Trouw Nutrition Nederland B.V.	Putten	
UTD Zuid Limburg B.V.	Lemiers, Gemeente Vaals	25.00%
Veevoederhandel Brabant B.V.	Boxmeer	
Wagemaker's Fouragehandel B.V.	Twisk	
Norway		
Agder Smolt AS		11.00%
AquaGen AS	Sunndalsøra	18.63%
Aquarius AS	Lovund	16.68%
Atlantic Halibut AS	Hjelmeland	
Centre for Aquaculture Competence AS		66.00%
Cod Culture Norway AS	Øygarden	98.00%
Eidane Smolt AS	Forsand	33.00%
Finnøy Fisk AS	Finnøy	45.00%
Fiskerintvikling Hidra AS		75.00%
Fresh Atlantic AS	Trondheim	34.00%
Gildeskål Forsøksstasjon AS	Inndyr	31.33%
GIFAS Marine AS		31.33%
Glomfjord Smolt AS	Lovund	44.69%
Haugevika AS		50.00%
Havbrukstjenesten AS		41.00%
Helgeland Marinfisk AS	Lovund	14.32%
Hjelmeland Eiendomsselskap AS		25.00%
Hidra AS	Hidrasund	
Høllalaks AS	Lovund	11.62%
Hydrotech Gruppen AS	Kristiansund	19.24%
Imsland Smolt AS	Imsland	96.00%

Full name	Registered office	Percentage*
Laksehuset AS	Brekke	31.00%
Laksetransport AS	Kråkvåg	35.00%
L&K Karlsen Holding AS	Kristiansund	33.34%
Marine Harvest AS	Bergen	
Marine Harvest Bolga AS	Bolga	
Marine Harvest Norway AS	Bergen	
Marine Harvest Trading AS		
Matrefisk AS	Bergen	
Mowi AS	Bergen	
Nesset Fiskeoppdrett AS		4.10%
Nova Sea AS	Lovund	44.50%
Nutreco Aquaculture Research Centre AS	Stavanger	
Nutreco Holding AS	Oslo	
Nutreco Support AS	Stavanger	
Rygro AS	Hjelmeland	
Salsnes Industribyg AS		24.50%
Sandværfisk AS		22.26%
Sandvær Holding AS		22.26%
Sandvold Havbruk AS	Bergen	
Seafarm Invest AS	Lovund	44.69%
Seafarm Invest Halsa AS	Halsa	44.69%
SFI Melø AS	Tjøtta	31.28%
Skretting AS	Stavanger	
Sømna Fiskeoppdrett AS		22.26%
Stigen Settefisk AS	Lovund	44.69%
Storm Company AS	Trondheim	34.00%
Storm Havbruk AS	Hjelmeland	45.00%
Storm Seafood Ltd USA	Woodbury	23.80%
ST Stamfisk AS	Bergen	
Sunnhordland Sjøgard AS	Stord	4.50%
Tomma Laks AS	Husby	26.81%
Tomma Marinfisk AS	Husby	6.16%
Tomma Marinslakteri	Nesna	6.65%
Torris Product Ltd AS	Halsa	44.69%
Vågafossen Settefisk AS	Vikedal	46.64%
Vevelstad Fiskeindustri AS	Vevelstad	16.13%
Vega Sjøfarm AS	Vega	22.26%
Vital Settefisk AS	Stokkvågen	14.32%
Poland		
Trouw Nutrition Polska Sp. z o.o.	Grodzisk Mazowiecki	

Full name	Registered office	Percentage*
Portugal		
Fábricas de Moagem do Marco S.A. (FABRIMAR)	Marco de Canaveses	
Nutreco Portugal SGPS Limitada	Marco de Canaveses	
Trouw Nutrition Portugal Lda.	Lisbon	
Romania		
Hifeed Romania Srl	Bucharest	
Russian Federation		
Trouw Nutrition c.i.s.		
Spain		
Agrovic Alimentación, S.A.	Barcelona	
Beral, S.A.	Vilanova i la Geltrú (Barcelona)	
Euribrid España S.A.	Lugo	47.44%
Farm-O-San S.A.	Madrid	
Granja Tamiko S.L.	Partida Garroferal	10.38%
Grupo Sada p.a. S.A.	Madrid	
Inga Food S.A.	Madrid	50.00%
Masa Proavic, S.A.	Vilanova i la Geltrú (Barcelona)	
Nanta S.A.	Madrid	
Nutreco España S.A.	Madrid	
Nutreco Inversiones Internacionales S.A.	Madrid	
Nutreco Servicios S.A.	Madrid	
Piensos Nanfor S.A.	La Coruña	50.00%
Piensos Nanpro S.A.	Segovia	50.00%
Proaval S.A.	Valencia	10.38%
Sada p.a. Andalucia, S.A.	Alcalá de Guadaira	
Sada p.a. Canarias S.A.	Santa Cruz de Tenerife	
Sada p.a. Castilla-Galicia, S.A.	Valladolid	
Sada p.a. Catalunya S.A.	Lleida	
Sada p.a. Valencia, S.A.	Sueca	
SOCODASA S.L.	Madrid	15.20%
Trouw Nutrition España S.A.	Madrid	
Trouw España S.A.	Burgos	
Sweden		
T. Skretting AB Sweden	Stockholm	

* Percentage (%) of the issued share capital (if not wholly-owned).

Full name	Registered office	Percentage*
Tunesia		
Sociéte de Nutrition Animal (S.N.A.) Tunisia S.A.		0.37%
Turkey		
Trouw Yem Ticaret Anonim Sirketi	Bodrum	99.00%
United Kingdom		
Atlantic Sea Products Ltd.	Edinburgh	
Borsea Ltd.	Edinburgh	
Borsea Hatcheries Ltd.	Edinburgh	
Eishken Estate Ltd.	Edinburgh	
Followstart Ltd.	Edinburgh	
Hendrix Bacon UK Limited	Wincham, Northwich	
Joice & Hill (Poultry) Limited	Fakenham, Norfolk	20.00%
Marine Harvest McConnell Ltd.	Edinburgh	
Marine Harvest (Properties) Ltd.	Edinburgh	
Marine Harvest Scotland Limited	Edinburgh	
Marine Harvest (Scotland) Ltd.	Edinburgh	
McConnell Salmon Ltd.	Edinburgh	
Nordos (UK) Limited	Wincham, Northwich	
Nutreco Limited	Wincham, Northwich	
Pairc Salmon Ltd.	Edinburgh	
Trouw Aquaculture Limited	Invergordon	
Trouw Nutrition Limited	Wincham, Northwich	
Trouw Nutrition (Northern Ireland) Limited	Belfast	
Trouw Nutrition (UK) Limited	Wincham, Northwich	
Trouw (UK) Limited	Wincham, Northwich	
Trouw (UK) Pension Trust Limited	Wincham, Northwich	
United States of America		
Anchor USA Inc.	Delaware	
Euribrid Inc.	Delaware	
Hybrid International Inc.	Delaware	
Marine Harvest USA Inc.	Delaware	
Marine Harvest Americas, Inc.	Delaware	
Moore-Clark USA Inc.	Seattle, Washington	
Trouw Nutrition USA LLC	Highland, Illinois	
Venezuela		
Nanta de Venezuela C.A.	Aragua	50.00%

THE MANAGEMENT (1)

SUPERVISORY BOARD (2)

Mr R. Zwartendijk *Member of the Supervisory Board*
Chairman
Dutch (1939)
Appointed: 29 January 1999, re-appointed at the AGM of 8 May 2003 for a period of four years expiring at the AGM of 2007

Mr L.J.A.M. Ligthart *Member of the Supervisory Board*
Vice-Chairman
Dutch (1938)
Appointed: 1 July 1997, re-appointed at the AGM of 10 May 2001 for a period of four years expiring at the AGM of 2005

Mr Y. Barbieux *Member of the Supervisory Board*
French (1938)
Appointed: 13 May 1998, re-appointed at the AGM of 23 May 2002 for a period of four years expiring at the AGM of 2006

Mr J.M. de Jong *Member of the Supervisory Board*
Dutch (1945)
Appointed: 28 August 2003 for a period of four years expiring at the AGM of 2007

Mr S. Rennemo *Member of the Supervisory Board*
Norwegian (1947)
Appointed: 16 November 2001 for a period of four years expiring at the AGM of 2005

EXECUTIVE BOARD (3)

W. Dekker - Dutch (1956)
Chief Executive Officer

C.J.M. van Rijn - Dutch (1947)
Chief Financial Officer

J.C.A. den Bieman - Dutch (1959)
Chief Operating Officer Aquaculture

J.B. Steinemann - German (1958)
Chief Operating Officer Agriculture

NUTRECO AQUACULTURE

J.C.A. den Bieman - Dutch (1959)
Chief Operating Officer Aquaculture

H.W. van Beek - Dutch (1944)
Controller Nutreco Aquaculture

V. Halseth - Norwegian (1958)
Director R&D Nutreco Aquaculture

I. Løyning - Norwegian (1956)
Managing Director Business Group Skretting Salmon Feed

K. Hidle - Norwegian (1949)
Controller Business Group Skretting Salmon Feed

P. Smith - British (1948)
Managing Director Business Group Skretting Trout & Marine Species

J.J.M. van de Schot - Dutch (1947)
Controller Business Group Skretting Trout & Marine Species

W.F. Kuckuck - American (1954)
Managing Director Business Group Marine Harvest Europe

S. Rafferty - British (1963)
Controller Business Group Marine Harvest Europe

P.M. Fitzpatrick - American (1946)
Managing Director Business Group Marine Harvest Americas

B. Kroon - Dutch (1968)
Controller Business Group Marine Harvest Americas

NUTRECO AGRICULTURE

J.B. Steinemann - German (1958)
Chief Operating Officer Agriculture
Managing Director Business Group Agri Feed NW Europe & Breeding

L.A.M. Claessens - Dutch (1959)
Controller Nutreco Agriculture
Controller Business Group Agri Feed NW Europe & Breeding

L.A. den Hartog - Dutch (1955)
Director R&D Nutreco Agriculture

J.H.W. Roelofs - Dutch (1963)
Managing Director Business Group Agri Food NW Europe

J.F.H.M. Kersten - Dutch (1965)
Controller Business Group Agri Food NW Europe

J.M. Moreno Girón - Spanish (1948)
Managing Director Business Group Agri Ibérica

A.C. Martinez Aso - Spanish (1961)
Controller Business Group Agri Ibérica

J.G. Oskam - Dutch (1956)
Managing Director Business Group Trouw Nutrition International

H.J. Abbink - Dutch (1961)
Controller Business Group Trouw Nutrition International

CORPORATE STAFF

R.J.W. Bakker - Dutch (1959)
Director Information Management

J.R. Hole - Norwegian (1951)
Corporate Director Food Safety

J.B.W. van Hooij - Dutch (1953)
Group Tax Manager

J.D. Lister - British (1948)
Group Audit Manager

F.A.C. van Ooijen - Dutch (1958)
Corporate Communications Director

J. Pullens - Dutch (1968)
Manager Investor Relations

J. Slootweg - Dutch (1966)
Group Treasurer

H.A.T.M Teunissen - Dutch (1955)
Corporate HSEQ Director

J.H. Velthuis - Dutch (1956)
Director Corporate Human Resources

T.W.C. Versteegen - Dutch (1952)
Manager Corporate Reporting and Accounting

B.H.M.J.J. Verwilghen - Belgian (1952)
Company Secretary
Director of Legal

(1) Situation as of 1 March 2004.

(2) For other mandates, see Corporate Governance page 49.

(3) For other mandates, see Corporate Governance page 48.

INFORMATION ON NUTRECO SHARES

As at year-end 2003 a total number of 33,975,823 shares had been issued. Of these shares, 458,123 are held in treasury by Nutreco. In 2003, a total of 567,577 shares were issued as stock dividend and 65,337 shares were issued for the employee share participation scheme. In addition, Nutreco repurchased 400,000 of its shares.

SPREAD OF THE TOTAL NUMBER OF SHARES OUTSTANDING

Estimated distribution of ordinary shares in percentages:

The Netherlands	64
United States	10
United Kingdom	10
Other European countries	15
Other countries	1
	100

Institutional investors	80
Private investors	20
	100

INFORMATION UNDER THE DISCLOSURE OF MAJOR HOLDINGS IN LISTED COMPANIES ACT

Under the Netherlands Disclosure of Major Holdings in Listed Companies Act, the Company received four disclosures.
These disclosures were made by:

Fortis Utrecht N.V.	11.3%
ING Groep N.V.	10.01%
MaesInvest B.V.	9.4%
Aegon N.V.	5.01%

In addition, Nutreco has issued 6,241,500 cumulative preference shares 'A', which are not quoted on the stock exchange. These shares already existed prior to the flotation in 1997. Up to 31 December 2003, these shares were held by MaesInvest B.V. From 31 December 2003, 3,744,860 cumulative preference shares 'A' are held by MaesInvest B.V. and 2,496,640 cumulative preference shares 'A' are held by Fortis Utrecht N.V. No new cumulative preference shares 'A' were issued during the year under review. As a result of this change, Fortis Utrecht N.V. has disclosed an increase in its direct interest in Nutreco from 5.05% to 11.3%. (See also page 55 Corporate Governance – Cumulative preference shares 'A' – MaesInvest B.V.)

MaesInvest B.V. currently holds an interest of 9.4% in the total issued capital of Nutreco Holding N.V.

KEY FIGURES PER ORDINARY SHARE

(EUR)	2003	2002	2001	2000	1999	1998
Net result	-4.25	1.91	2.67	2.92	2.11	1.75
Net result before amortisation of goodwill and impairment	1.91	2.32	3.06	2.96	2.11	1.75
Dividend	0.53	0.67	0.82	0.82	0.62	0.53
Payout	35%	35%	31%	31%	30%	30%
Shareholders' equity	14.02	20.07	18.89	16.11	10.68	8.03
Highest share price	24.40	39.83	56.60	57.70	40.80	36.50
Lowest share price	11.65	11.54	31.70	30.05	27.20	20.90
Closing price	21.78	17.79	35.90	56.60	30.65	33.58
Average number of ordinary shares outstanding *(x 1,000)*	33,342	33,271	32,589	29,545	28,186	26,912
Number of ordinary shares outstanding *(x 1,000)*	33,518	33,285	32,660	32,133	28,883	27,571
Market value at closing price *(EUR x 1,000)*	730,016	592,140	1,172,494	1,818,728	885,264	925,834

DIVIDEND

The proposed dividend per ordinary share amounts to EUR 0.53 as compared to EUR 0.67 in 2002 (pay-out ratio remains unchanged at 35%). Formulated at the flotation in 1997, Nutreco's dividend policy is aimed at distributing an annual dividend amounting to 30 to 35%. In September, the company distributed an interim dividend of EUR 0.10. Following adoption by the General Meeting of Shareholders, the final dividend of EUR 0.43 may be distributed in shares or in cash at the shareholder's option. The stock dividend will be determined after the close of trading on 13 May 2004 on the basis of that day's closing price and will be equal to the cash dividend.

GENERAL MEETING OF SHAREHOLDERS

The General Meeting of Shareholders will be held at the NH Barbizon Palace Hotel, Amsterdam, on Thursday 13 May 2004, at 14:30 hrs.

IMPORTANT DATES

19 February 2004	Publication of the annual results 2003
13 May 2004	General Meeting of Shareholders Determination of final stock dividend exchange ratio (after close of trading)
17 May 2004	Ex-dividend date
18 May-1 June 2004	Option period
8 June 2004	Declared final dividend payable
3 August 2004	Publication of the half-yearly results 2004 Determination of the interim stock dividend exchange ratio (after close of trading)
5 August 2004	Ex-dividend date
6-20 August 2004	Option period
25 August 2004	Declared interim dividend payable
17 February 2005	Publication of the annual results 2004
19 May 2005	General Meeting of Shareholders

NUTRECO SHARE PRICE VERSUS AEX (1997 - 19 FEB. 2004)


AEX (EUR)
Nutreco share (EUR)
1,200
1,100
1,000
900
800
700
600
500
400
300
200
60
50
40
30
20
10
NUTRECO SHARE
AEX
06-'97
01-'98
01-'99
01-'00
01-'01
01-'02
01-'03
02-'04

CONCEPT AND DESIGN: PORTER NOVELLI

NUTRECO HOLDING N.V.
PRINS FREDERIKLAAN 4
P.O. BOX 299
3800 AG AMERSFOORT
THE NETHERLANDS
TEL. (31) 33 422 6100
FAX (31) 33 422 6101
WWW.NUTRECO.COM

SOCIAL & ENVIRONMENTAL REPORT 2003

AQUACULTURE & SOCIETY





MOVING TOWARDS SUSTAINABILITY



INVESTMENT IN COMMUNITY



FOOD QUALITY



PEOPLE

<table>
<tr><td colspan="2">United States Securities
and Exchange Commission
Washington, D.C. 20549</td></tr>
<tr><td colspan="2">Filing pursuant to Rule 12g3-2(b)</td></tr>
<tr><td>ISSUER
Nutreco Holding N.V.</td><td>FILE NO.
82- 4927</td></tr>
</table>

nutreco

Some of the many Nutreco people around the world that have gathered information for this report.



Harm Teunissen
Corporate HSEQ Manager



Lidia Picanco
Canada



Carlos Alonso Herreros
Spain



Rik Brebels
The Netherlands



Phil Newitt
UK



Nina Flem
Norway



Jill Mills
Canada



Yumi Fujino
Japan



Carolina Susarte
Chile



Henk Doornbos
The Netherlands



Hans Smelt
The Netherlands



Serge Descamps
France



Rita Nieuwenhuizen
Australia



Alberto Ruiz Moreno
Spain



Vilma Cavieres
Chile



Iain Campbell
Scotland



Peter Fidder
The Netherlands



Jan Wallinga
The Netherlands



Jean-Pierre Marlier
France



Jan Nije Bijvank
The Netherlands



Dan Rose
USA



Jan Schel
The Netherlands



Giovanni Rossi
Italy



Catherine McManus
Ireland

CONTENTS


nutreco
nutreco

" Only companies that are well-connected with society and with consumers' changing opinions and concerns can be successful in business."

Wout Dekker, Nutreco CEO,
speaking in February 2004 at the annual results press conference.

It is by fulfilling these demands — concerning profit, planet and people — that a company becomes socially responsible and worthy of respect. We hope that the combination of the Annual Report 2003 and this Social & Environmental Report will demonstrate the corporate social responsibility of Nutreco and help earn society's respect.

The success to date of our reporting is reflected by the ACC Award for the best social reporting the Netherlands in 2003 and our second place among 54 such reports from Dutch companies as ranked by an association of social and sustainable investors.

This is our fourth Social & Environmental Report. Preparing the previous reports served to identify the performance aspects we should address. The combination of this process with extensive stakeholder dialogues helped Nutreco define key focus areas, as reported last year. These provide the topics for the main section of the 2003 report, covering progress towards sustainability including animal welfare, food quality including food safety and the relationship of Nutreco with its many communities.

INTRODUCTION
BY THE CHIEF EXECUTIVE OFFICER

It is essential for a company operating in the 21st century to be aware of the views and values of the societies in which it operates.

A company must be open and transparent about the way in which it operates. This clearly applies to its financial structure and practices. Significant changes are being implemented by authorities. Nutreco has a good record in this area but has welcomed the stronger measures and is implementing them willingly, as described in the Annual Report 2003.

The need for openness and transparency applies equally to the imprint the company has upon the physical world and on the societies and people with which it is in contact. To achieve progress in these areas involves more than internal controls. It is necessary to engage in dialogues with many stakeholders, representing political leadership, consumers and issue groups, scientists and academics, and customer and supplier industries. Constructive dialogues can contribute to the development of mutually beneficial strategies and help improve the sustainability of the company.

Nutreco, directly and indirectly, is concerned with food, which is an emotional topic as it is essential to us all. Much is happening in the food industries while society, sensitive to what happens to its food, maintains a watchful eye. The sensitivities increasingly extend to the rearing and treatment of animals in agriculture. It is in this context that Nutreco must manage its businesses, while fulfilling its social responsibilities by adapting in response to the preferences of our society.

Preparing the reports has raised awareness throughout the company of the importance of responsibility in environmental and social performance. There are many indications of progress in this report, over a wide array of activities. The range is illustrated by two examples; constructive dialogues entered into by our businesses in Chile following the OECD report, described in the special section on Chile, and the hard physical work by employees in the Netherlands on farms providing special care among rural communities.

The OECD report in Chile followed a complaint from a Dutch and a Chilean NGO about our employment conditions. We were gratified by the detailed and objective investigation made by the authorities and the subsequent report that exonerated our Chilean businesses from the accusations. We can now make progress through the constructive dialogues that the process has stimulated.

Nutreco was confronted with some strong challenges in 2003, most notably the outbreak of avian influenza in the Netherlands and Belgium and the persistent low salmon prices in Europe. The industry restructuring these challenges led to affected many companies. Nutreco was able to contend with the effects, but regrettably some plant closures and redundancies were necessary. We report on these and efforts to help employees concerned in the section Nutreco People. We also report our initiatives in training and development, a review of human resources management and the development of a company-wide HR strategy.

The contribution of a socially responsible company goes further than looking for views and observations about its own activities. We have been gratified in 2003 to have played a positive role in the review of intensive livestock farming in Western Europe, and the Netherlands in particular, led by the Dutch Minister of Agriculture. This is described in Chapter 4.

Chapter 4 also provides details of the progress we are achieving towards sustainability and with respect to the 15 objectives set in the Social & Environmental Report 2001. I am pleased to report substantial improvements in the number of accidents recorded and in the duration of time absent from work as a result. We report advances in our use of energy, such as the contracts for green electricity, but also note that greater attention is needed to recycling of waste.

The development of modern aquaculture was identified by Nutreco as a particularly sensitive area requiring special attention. This led to the launching of the Aquaculture & Society initiative in 2002. Our performance with respect to the six issue clusters identified is covered in a special section of Chapter 4. Significant progress is being made, for example, in biodiversity assessment and the development of a Code of Conduct for aquaculture. While the increased outbreaks of fish diseases in the Americas meant an increase in antibiotics usage, compared with virtually none in Europe, we are pleased to report our active participation in large scale vaccine trails. Success here will have a dramatic effect on these figures, as it did in Europe, where salmon farming began some ten years earlier.

Nutreco provides food for consumers throughout the world — and contributes to the production of food through breeding activities, feed and feed ingredients. It is vital for Nutreco to be a top performer in food quality, with special attention to food safety. A section of Chapter 4 addresses these matters in detail, illustrating both the internal measures and external initiatives, such as the role of our Spanish businesses in the FUNDISA international food safety seminar.

Attention to food safety obviously requires comprehensive quality control and monitoring programmes. Nutreco has these and continues to build on them. Here we see some of today's dilemmas. As the developers of analytical methods advance, they provide us with the means of detecting ever smaller levels of contaminants; as low as a few parts per billion or even less. This can cause complications for food producers when markets around the world react by setting limits differently. Also, reporting such results can lead to unjustified fears and to demands for zero tolerance in the application of the precautionary principle, even though the sensitivity of the analytical methods makes this virtually impossible to achieve. A balanced perspective is required and a greater sense of accountability in some parts of the media is called for. The benefits of health-giving nutrition often vastly outweigh the potential risk such tiny amounts represent. This point, with respect to dioxins and PCBs in salmon, is discussed in the section on Aquaculture & Society. It is important not to be distracted by spurious alarms at a time when the value of good diet is coming clearly into focus. Problems such as obesity, with the health threats it brings, are now becoming clear in many societies.

Nutreco is in a strong position to make a positive contribution to supplying safe and healthy products through all its activities. It is our intention to achieve continuing improvements in Nutreco's social and environmental performance so that we can fulfil our potential to be a positive contributor to the health and wealth of our nations.

Wout Dekker, CEO
May 2004

ORGANISATIONAL PROFILE

This report has been prepared using the Global Reporting Initiative guidelines of 2002. In line with those guidelines an organisational profile is presented here. Reference to the report scope and profile is given on page 65, together with a GRI content index.

1. *Name of reporting organisation*

Nutreco Holding N.V.

2. *Major products and services*

Nutreco Holding N.V. is an international food company present at various stages of fish, poultry and pork production chains. The company holds leading positions in high-quality animal and fish feed industries and in fish farming. Main products and activities include:

- compound feed for pigs, poultry and ruminants and feed for salmonid fish and other farmed fish species, using purchased raw materials;
- breeding, farming and processing of salmon and other fish species and marketing of high-quality fish products;
- the production of premixes, feed ingredients and speciality feed using purchased raw materials;
- processing poultry and pigs from contract and independent farms;
- pig and poultry breeding.

Many of these products are supported with information and advice.

3. *Operational structure*

The operational structure of Nutreco is described in Chapter 3.

4. *Major divisions, operating companies etc.*

Nutreco activities are organised into two business streams, Nutreco Aquaculture and Nutreco Agriculture. Eight Business Groups, each divided into several Business Units, operate within these streams, incorporating more than 120 production and processing plants. Further information is given in Chapter 2.

5. *Countries of operation*

Nutreco has production or processing facilities in 22 countries. These are, in alphabetical order, Australia, Belgium, Canada, Chile, China, Denmark, Egypt, France, Germany, Hungary, Ireland, Italy, Japan, Mexico, Norway, the Netherlands, Poland, Portugal, Spain, the United Kingdom, the United States of America and Venezuela.

6. *Nature of ownership*

Nutreco is a public company and is quoted on the Official Segment of the stock market of Euronext (Amsterdam) and is included in the Amsterdam Midkap Index, the Euronext 150 Index and the Next Prime Index (Euronext).

7. *Nature of markets served*

Customers of food products include retailers, food service companies, processors and distributors. Feed and feed ingredients are sold to farmers. Feed ingredients are sold to feed manufacturers.

8. *Scale of the reporting organisation*

This information is provided in the Nutreco Annual Report 2003, which is available from the company or on the Nutreco website, www.nutreco.com.

9. *Nutreco stakeholders*

Nutreco stakeholders are identified as the following groups: consumers (that eat food products provided by Nutreco or its customers), employees and their representatives, customers (see point 7) and suppliers (of raw materials, livestock, goods and services), the communities around Nutreco plants and offices (including local authorities and neighbouring businesses), shareholders and the financial community, NGOs, the scientific community and society in general in the context of the environmental impact Nutreco may have.

CHAPTER 2



NUTRECO IN 2003



NUTRECO MISSION STATEMENT

Nutreco is a global food and animal nutrition company, inspired by consumer demands, creating value through sustainable modern aquaculture and agriculture.

Photographer: Onno Terlouw

Nutreco activities both in agriculture and aquaculture consist of protein value chain businesses, supplying pork, poultry and fish products, and platform businesses producing feed, feed ingredients and livestock from breeding activities. Nutreco is characterised by its commitments to food and feed quality. In addition, Nutreco holds to business principles of transparency, ethical conduct and socially and environmentally responsible practices.



In all activities, the objective is to achieve sustainability, as defined by the World Business Council for Sustainable Development, of which Nutreco is a member. Sustainability must be approached while meeting the requirements and preferences of consumers for affordable, attractive, nutritious, safe and high-quality foods. This is done either via retailers and the food service industry or by supplying the aquaculture, agriculture and food industries with appropriate and economically viable products and services.

Nutreco is working with retailers and food service companies to identify and develop further processed pork, poultry and fish products that meet their needs and those of consumers. Increasingly these include products such as ready-to-heat and ready-to-eat dishes. Another focus leads to special consumer concepts such as a category of poultry in Spain that are grown more slowly and fed with the specially developed feed — fully vegetarian and free of antibiotic growth promoters. There is also a range of premium quality Label Rouge salmon supplied by Marine Harvest Scotland to the French market.

The leadership position that Nutreco holds in its food-related activities inevitably brings both social and environmental responsibilities towards the general public and those who serve them, including farmers, processors, distributors, retailers and the food service and processing industries. Nutreco takes those responsibilities seriously and they form a prime consideration in the preparation of business plans. Key themes throughout all planning and operational activities of Nutreco can be summarised as quality and reliability, safety and traceability, innovation and customer service, and value for money from agriculture and aquaculture moving continuously towards greater sustainability.

NUTRECO: THE COMPANY

Nutreco headquarters are in the Netherlands and operating companies are in 22 countries. They are grouped in two Business Streams — Nutreco Aquaculture and Nutreco Agriculture. Each is divided into four Business Groups that comprise a series of Business Units made up of Operating Companies. In total these are present on five continents.

nutreco AQUACULTURE


SKRETTING SALMON FEED
Skretting Norway
Skretting Chile
Skretting UK/Ireland
Skretting Canada
TROUT & MARINE SPECIES
Marine Harvest Asia
Skretting Australia
Skretting Europe - East Mediterranean
Skretting Europe - West
Cold Water Marine Species
MARINE HARVEST EUROPE
Marine Harvest Norway
Marine Harvest Scotland
Marine Harvest Ireland
Marine Harvest Europe (B.V.)
MARINE HARVEST AMERICAS
Marine Harvest Chile
Marine Harvest Canada
Marine Harvest USA

nutreco AGRICULTURE


AGRI FOOD NW EUROPE
Hendrix Meat Group
Pingo Poultry
AGRI FEED NW EUROPE & BREEDING
Agri Feed Benelux
Euribrid
TROUW NUTRITION INTERNATIONAL
Trouw Nutrition West Europe
Trouw Nutrition Central/ East Europe & Asia
Trouw Nutrition Americas
AGRI IBERICA
Poultry Spain (Sada/Agrovic)
Agrovic Alimentation
Nanta



NUTRECO AQUACULTURE

Nutreco Aquaculture is a world leader in modern aquaculture. Through feed production and farming activities it is helping to meet the growing demand for fish such as salmon, trout, cod, halibut, sea bass, yellowtail and barramundi. Nutreco Aquaculture is playing a key role in the development of aquaculture with research in fish nutrition and the development of production technology.

Fish farming

Marine Harvest Europe and Marine Harvest Americas are the two Business Groups running aquaculture operations in Norway, Chile, Scotland, Canada and Ireland. The main species being farmed is Atlantic salmon. Marine Harvest has fish processing plants in Norway, Chile, Scotland, Ireland and France, plus dedicated contract plants in Canada and Poland, serving the world with high-quality farmed fish and fish products. Nutreco is also developing aquacultural production of further fish species such as cod, white halibut, barramundi and yellowtail. As a matter of policy in Nutreco no transgenic fish are used in breeding. No such fish are purchased from outside sources either.

The processing plants provide a wide range of nutritious fish products including whole fish, fillets, steaks and portions and value-added products such as sushi and smoked salmon. These are marketed to retailers, the food service industry and further processors and through wholesalers.

Fish feeds

The Business Groups Skretting Salmon Feed and Trout & Marine Species have manufacturing activities in Europe, in North and South America and in Australia. They produce feeds for salmonids and for many other farmed species.

Key objectives are continuous improvements in the sustainability of raw materials and in the nutritional value of the final products. Significant attention is given to providing technical support and advice on efficiency in feed selection and feeding regimes.

R&D

Fish feed production and fish farming activities are supported by research and development work at the Nutreco Aquaculture Research Centre, which has an international reputation as a leading source of innovation for modern aquaculture, for example by improving feed use efficiency and the sustainability of the feed raw materials.

NUTRECO AGRICULTURE

Nutreco Agriculture has four Business Groups — Agri Food NW Europe, Agri Feed NW Europe & Breeding, Agri Ibérica and Trouw Nutrition International. Between them, they cover the following activities.

Poultry

Poultry products are provided from vertically integrated broiler production units to processing plants in the Netherlands, Belgium and Spain under the Pingo and Pimpollo labels. They are supplied to retailers, wholesalers and food service, focusing on fresh value-added products in those countries and through export markets. Nutreco Agriculture is one of the major European poultry producers.

Pork

Pigs from an established supplier base are processed at the facilities of the Hendrix Meat Group in the Netherlands to provide a variety of pork products, also specialist bacon and ham. These, and fresh case-ready meat products, are sold to retailers, wholesalers, food service and for further processing in the Netherlands, and as exports notably to the UK and Italy. Hendrix Meat Group is the second largest pork producer in the Netherlands.

Compound and speciality feeds

Compound and speciality feeds are produced by plants in the Netherlands, Belgium, Germany, and in Spain and Portugal. Nanta is Spain's leading feed compounder and Hendrix UTD holds second position in the Netherlands. Compound feeds are manufactured for poultry, pigs, dairy cattle and other ruminants and for other species. Speciality feed markets supplied include horses and organic feeds and an extensive range of young animal feeds and pet foods, including innovative new pet foods such as Arion.


UTD



Premixes and feed ingredients

Trouw Nutrition International operates worldwide as a leader in premixes, concentrates and feed additives for compound feed manufacturers, for integrated animal protein producers and large farmers. The products are marketed with nutritional services and information.

Breeding

Nutreco's breeding activities are in four sectors — broiler and layer chickens, turkeys and pigs. The breeders use sophisticated selection methods including statistics, DNA analyses and a computerised data bank of features and characteristics of pure lines. They supply grandparent and parent stock to provide farmers with stock that will thrive in a wide range of conditions. As a matter of Nutreco policy, gene modification techniques are not used in any Nutreco breeding activities.

R&D

Nutreco Agriculture operates research centres for food, for animal breeding and for the feeding of poultry, pigs, cattle and rabbits. Research aims to improve production processes of the businesses and has a focus on product development. The R&D centres work closely with the businesses to link new product development to consumer and customer demand. Contacts are maintained with leading universities and research centres for more fundamental research.

Further information on Nutreco and its activities is available in the Nutreco Annual Report 2003 and on the Nutreco website, www.nutreco.com.

CHAPTER



CORPORATE GOVERNANCE

"Corporate guidelines and control are used to ensure the essential features of all Nutreco activities worldwide conform to appropriate and acceptable standards of operation."

Wout Dekker, Nutreco CEO

All business entities of Nutreco are required to operate in a manner that is in accordance with Nutreco standards and principles. To enable managers to fulfil this requirement, guidelines and corporate controls are provided on aspects such as finance and risk, food quality, human resources, legal status, insurance, stakeholder communications — including media relations, and HSEQ (Health, Safety, Environment and Quality). A Code of Ethical Conduct specifies required standards of ethical business practices for all parts of the company. Key extracts from the code are shown on page 69.

A fundamental requirement placed by the corporate office on all businesses is that they comply with the local laws and regulations as a minimum. This forms the basis for Nutreco's Good Practices. Furthermore, the products of Nutreco must comply with the laws and regulations of the markets in which they are sold.

Beyond these measures, the Credo provides a source of values and priorities that can be applied in decision making in cases where laws, regulations and guidelines do not provide a clear direction.

Nutreco is governed by a Supervisory Board and an Executive Board comprising a Chief Executive Officer (CEO), Chief Financial Officer (CFO) and two Chief Operating Officers (COOs) for Nutreco Agriculture and Nutreco Aquaculture.




EXECUTIVE BOARD & CORPORATE STAFF
CHIEF EXECUTIVE OFFICER*
CHIEF FINANCIAL OFFICER*
Legal & Insurance
HSEQ
Food Safety
Human Resources
Communications
Finance / IM&IT
Financial Analysis & Planning
Investor Relations
Reporting & Accounting
Audit
Treasury
Tax
IM&IT
CHIEF OPERATING OFFICER AQUACULTURE*
CHIEF OPERATING OFFICER AGRICULTURE*
Controller Aquaculture
Controller Agriculture
*Members Executive Board
BUSINESS GROUPS
BUSINESS UNITS
OPERATING COMPANIES



Management of Nutreco

Corporate governance is described in the Nutreco Annual Report 2003, on pages 46-58, in line with the recommendations of the report to the European Commission of the High Level Group of Company Law Experts on a Modern Regulatory Framework for Company Law in Europe (4 November 2002) and of the OECD Principles of Corporate Governance 1999. The remainder of this chapter provides information in addition to that in the Annual Report 2003, together with information of relevance to this report.

Finance

The corporate finance office, headed by the CFO, supports the business managers and helps them steer towards strategic objectives in a way that is financially healthy. Corporate finance covers several topics — accounting, treasury, tax, internal auditing, planning and control and IM&IT (Information Management and Technology). The internal audit function executes operational audits to ensure Nutreco Policies and standards are correctly implemented throughout the company.

Internal accounting audits

In 2003 there were 68 internal accounting audits of Nutreco businesses in 15 countries in Europe, the Americas and Asia. This is part of a rolling programme that aims to audit every business every two years. The purpose is to ensure Nutreco businesses have financial controls in place to meet the standards required of a multinational company quoted on a stock exchange. The procedures used have been agreed with the external auditors.

GRI Economic performance indicators

The presence of a business in a community brings economic activity through purchasing and employment, with expenditure of personal incomes in the community. The following are economic performance indicators listed by the GRI that are relevant and can be reported.

- EC1 — Net sales: EUR 3,674.3 million.
- EC2 — Geographical breakdown of markets, see Annual Report 2003, page 4 .
- EC3 — Cost of sales: EUR 2,593.4 million.
- EC5 — Total payroll and benefits: see Table 1.
- EC6 — Dividends paid: EUR 12.3 million, Interest paid: EUR 31.1 million.
- EC7 — Net income: EUR -137.1 million, including impairment of EUR 184.1 million.
- EC8 — Taxes paid: see Table 1.
- EC10 — Donation to community, civil society and other groups: total donations were EUR 671,795, which included EUR 183,052 to community activities and EUR 131,941 to charities.



COO Juergen Steinemann (centre), Roald Van Noort from Euribrid (right) and Frank van Ooijen (Corporate Communications) discussing the CSR programme.

Corporate functions

Corporate activities are led by Corporate Directors, reporting directly to the CEO: Food Safety, Human Resources, Company Secretary, Corporate Communications and Health, Safety, Environment and Quality (HSEQ).

The Company Secretary is responsible for legal and insurance matters. The corporate legal team ensures that all components of the company are legally constituted and acts as an advice and service provider. The corporate insurance team provides cover for property damage and business interruption, general and product liability risks and for fish stocks.

The roles of the other corporate directors are described in the relevant sections of chapter 4.

While the corporate functions operate in a supervisory and support capacity, the Executive Board ultimately is able to use reserved powers to ensure requirements are met.

Table 1

TOTAL PAYROLL AND BENEFITS, AND TOTAL SUM OF TAXES PAID, BY COUNTRY.

GRI Indicators EC5 and EC8

EUR x million	*Payroll and benefits*	*Taxes paid*
Australia	2.2	0.9
Belgium	32.7	1.4
Brazil	0.1	0.03 (received)
Canada	16.6	0.4
Chile	21.3	3.0
China	0.4	
Cyprus	0.1	
Denmark	1.2	0.01
France	10.8	0.06
Germany	7.1	1.7
Greece	0.2	0.07
Ireland	3.2	0.2
Italy	8.1	1.0
Japan	1.7	2.7
Mexico	0.9	0.1
Netherlands Antilles		1.7
Norway	59.4	0.1 (received)
Poland	1.7	0.4 (received)
Portugal	1.4	0.8
Spain	87.7	6.2
The Netherlands	116.3	3.7
United Kingdom	30.8	5.8
USA	8.9	1.1
Total	**414.7**	**30.3**



THE DEVELOPMENT OF CORPORATE SOCIAL RESPONSIBILITIES IN NUTRECO

"Food quality and sustainability — two essential issues for every responsible food producer — remain high on our strategic list of priorities."

Wout Dekker, Nutreco CEO.

Nutreco does not operate in a social vacuum; there is a growing interaction between the company and society by which it is surrounded. The company is taking initiatives to decrease its imprint and to raise its profile with key stakeholders as a socially responsible company.

In 2002 Nutreco's top management reviewed its presence as an integral part of global society. The review included a consideration of Nutreco's imprint on the world in which it exists, the desired profile of the company and the ways in which it could respond to the needs and concerns of society to achieve that desired profile. A series of dialogues with a broad range of stakeholders was used to gather the view of Nutreco 'as others see us' and to identify the relevant issues of greatest importance. These dialogues helped define a unique combination of topics through which Nutreco can make the most effective contributions. The dialogue process is now a permanent feature of Nutreco as described in the *Social & Environmental Report 2002*.

The structure of this chapter uses the unique combination of topics. It begins with the Nutreco People. People are clearly a vital asset for Nutreco in all areas. They enable Nutreco to perform and to build its desired profile. Through setting high standards and achieving improvements in the key topics, they improve the imprint of Nutreco and create the desired Nutreco performance.

Subsequent sections cover Nutreco's progress towards greater sustainability, the relationship between modern aquaculture and society, attention to food quality and Nutreco in the community. Where appropriate, the performance of Nutreco is demonstrated using key performance indicators, many of which are in line with the recommendations of the Global Reporting Initiative. The final section describes the application of these values and activities in Chile.

'Approaching sustainability' demonstrates Nutreco's ability to measure, monitor and limit its physical impact on the planet. It illustrates progress achieved and shares the dilemmas. Special attention is given to animal welfare because of its growing importance in the public mind and Nutreco's ability to contribute constructively to the continuous process of raising quality and safety standards in modern food production.

'Aquaculture & Society' is an initiative of Nutreco to focus on improving the sustainability of aquaculture. It reflects the position of salmon farming as an important part of the company. Modern aquaculture is a relatively recent development. Although it was developed with the benefit of 20th-century science and know-how, it needs to continue the innovations to achieve food production quality and efficiency levels wanted by a growing world population, while operating with sustainability characteristics that can be widely accepted.
In 2003 Nutreco Agriculture took the first steps necessary to launch an equivalent initiative, Agriculture & Society.

'Nutreco Food Quality': Reliable food quality, including food safety, is essential in the markets served. Fresh meats, fresh fish and animal feeds require extreme care in the production processes and by the people operating them. Food quality issues readily trigger public emotion, which means Nutreco must do its utmost to ensure consumers can be confident in the foods it offers. Because Nutreco can influence vital stages of several food value chains, it is able to set standards and make important contributions to raising the benchmarks of quality and safety.


CORPORATE SOCIAL RESPONSIBILITIES
NUTRECO PEOPLE
Sustainability
Food Quality
Community
AQUACULTURE & SOCIETY

'Nutreco in the Community': Nutreco has an international presence financially and by the employment it provides. As a socially responsible company, Nutreco must be sensitive to its relationships with the communities where it operates and those that it influences. Further to its economic contributions — investments, knowledge, taxes and employment — in the countries with Nutreco operations, Nutreco actively contributes to the local communities around its operating companies. Contributions include support for nature conservation projects, education programmes, improving local infrastructure and helping to preserve valuable cultural heritage.

Corporate Communications and Stakeholder Dialogue

It is the task of Corporate Communications to ensure that the stakeholder dialogue is continuous and two-way — gathering views as the 'eyes and ears' of the company and communicating fully on the precautions, safeguards and principles of operation of Nutreco to the outside world. Corporate Communications also ensures the standards and principles of Nutreco are clearly and adequately communicated within the company.

This process is partly managed through a continuing dialogue with all stakeholders including the customers, employees (works councils), shareholders, regulatory authorities, scientists, the media, non-governmental groups (NGOs, such as consumer, environmental, animal welfare), the financial community, top business executives and the community at large. The key issues in the interaction between company and society are in focus and provide the basis for Nutreco's corporate social responsibility (CSR) policy and priority setting. The Corporate Communications Director, who is also the lead facilitator of the CSR processes within the company, reports directly to the CEO.

Corporate Communications leads the multidisciplinary team that is responsible for the preparation of the *Nutreco Social & Environmental Reports*. The value of this initiative and the direction taken by Nutreco has been acknowledged through awards and rankings, as reported in Nutreco in the Community.

Views gathered from stakeholders and the reports of judges are taken into consideration in actions of Nutreco and the preparation of these reports. Comments were published in the 2002 report. Summary reports were prepared and distributed internally, see page 19. A greater effort is made in this report to provide a complete picture, for example, with economic indicators of GRI, and to provide guidance to readers wanting specific information.

Communication channels

Nutreco has a network of communications professionals in the countries in which it operates. These Communication & Reputation Officers (CROs) represent the company in all activities and regions. They act as channels of communication in two directions — ensuring the company provides correct and consistent messages and information and that the views of stakeholders are presented to the company. CROs are appointed at two levels, Executive CRO and Operational CRO. Operational CROs carry out regional-specific communications plans and initiatives, supported by Corporate and by the Executive CROs who provide an overview and ensure time and resources are available.

Throughout 2003 CROs monitored stakeholder views, including NGO activity relevant to the operations of Nutreco. In key countries and businesses, contacts were maintained with the leading NGOs to engage them in dialogue, wherever possible, for improved mutual understanding of objectives and activities.

Public debates

Openness and transparency, the willingness to engage in a dialogue and constructive cooperation with others are key elements in Nutreco's corporate and business policy.

In February 2003, Nutreco's CEO Wout Dekker spoke at one of the monthly 'Friends of Europe' debates in Brussels for the EU professional community about the topic 'Is fish farming the long-term answer to the fisheries crisis?'. Speakers included Jörgen Holmquist, European Commission Director General of Fisheries, and Simon Cripps, Director of the Endangered Seas programme of WWF International.

Wout Dekker also participated in a public debate co-organised by Nutreco and held in The Hague in April 2003 about sustainable fisheries and sustainable aquaculture. The 160 participants represented government, European Parliament, science, the UN Food and Agriculture Organization, fisheries organisations, environmental groups and other stakeholders.


AgriVision2003

Nutreco inaugurated and organises the biennial industry conferences — AquaVision and Agri Vision. The conferences provide a debating forum for companies in the industry, their suppliers and customers, consumer representatives and issue groups, governments and regulatory authorities and the media.

Agri Vision 2003 (June 2003 in Noordwijk-aan-Zee, the Netherlands) was the second in this series of industry-wide platforms for discussions on changes, challenges and choices for animal protein food chains. It was a significant success largely because of the active participation by stakeholders who represented all sides of the debates and many nationalities: approximately 400 high-level participants from 35 countries.

The major challenge discussed at the conference was the contrast of concerned citizens and cost-conscious consumers.


AquaVision
The fifth world aquaculture business conference
Dr Patrick Dixon at AquaVision 2002
nutreco

Citizens care about aspects of production such as sustainability, animal welfare, food safety and environment. Consumers at the point of sale often choose the least expensive products, irrespective of the means of production.

Agri Vision was organised by Nutreco together with co-organisers Rabobank and Reed Business Information. The next AquaVision, the fifth in this series of conferences, will be 22–24 June 2004 in Stavanger, Norway and focuses on the theme 'Making modern Aquaculture the sustainable Blue Revolution – achieving the transformation from production-driven to consumer-led'.

Constructive partnerships

In a series of initiatives at corporate and national levels, Nutreco continues to promote company–NGO or scientific institute partnerships that can work constructively to improve the sustainability of Nutreco operations. As a result of this, in February 2003, Nutreco issued a statement expressing its interest in the Marine Protected Areas proposed by WWF International. For more information, see www.nutreco.com, under Press & Information.

DHV STATEMENT

DHV assisted Nutreco in gathering, analysing and presenting the quantitative data on people and planet subjects for Nutreco's Social and Environmental Report 2003.

DHV analysed all quantitative data for credibility and completeness. Further enquiries were made when information seemed incorrect or incomplete. Data have also been compared with that of previous years to check on correctness. The veracity of data has not been subject to verification.

All companies that received a questionnaire returned it completed with the information requested. Most issues scored a 100% completeness. Other issues scored between 90 and 100% completeness.

Analysis of questionnaires

DHV tried to present all data in a way that best shows how the businesses within Nutreco performed on different issues. The data are presented on Nutreco corporate level, on business group or business unit level or by country. When possible, data were benchmarked against data from previous enquiries, especially the results out of Nutreco's previous Social & Environmental Reports.

GRI

The questionnaire that was used for collecting data was prepared by using the Global Reporting Initiative's (GRI) 2002 *Sustainability Reporting Guidelines*. Indicators have been integrated into the questionnaire as far as relevant for Nutreco's activities.

Benchmarks

Where possible, DHV collected relevant benchmarks to put the results into perspective.

DHV used publicly available information for benchmarks, such as the *Global Human capital Survey Report 2002/3* by PricewaterhouseCoopers. On every issue or subject, DHV has made a choice between the use of one of the following types of comparison for putting Nutreco results into perspective:

- Internal benchmarking (against earlier years or set targets);
- Benchmarking against comparable companies (sector);
- Benchmarking against the 'best-in-class';
- Benchmarking against indicators from national and international sources.

Criteria for the use of benchmarks were Meaningfulness and Availability. For social performance several benchmarks meeting these criteria were found. For environmental performance only a few such benchmarks were available. Because many businesses within Nutreco are hardly comparable with any external businesses, it is difficult to find external benchmarks. Some businesses in Nutreco use benchmarks to improve performance but it would be going too far in this report to mention these figures. Where no meaningful benchmarks were found, other figures are given, if possible, to put Nutreco's performance into perspective.



NUTRECO PEOPLE

The people that make up the workforce of Nutreco are recognised by the management as its most significant assets. Care is taken to ensure they are treated fairly, given equal opportunities and offered opportunities to progress — through education and training or by movement within the company.

The total number of staff on 31 December 2003 was 12,763, compared with 13,442 in 2002. The reduction reflects the closure of some processing plants, reported below. The figures that follow are based on information provided from 103 plants and sites, relating to the status at 31 December 2003.

In 2003, 70% of employees were in production, 11% were middle and senior management and 19% were in other white-collar posts. The gender ratio was 74% male and 26% female. Bachelor degrees or higher qualifications were held by 1,517 employees. The main countries of employment are Spain (23%), Chile (22%), the Netherlands (20%), Norway, UK, Belgium and North America (USA and Canada).

Language distribution 2003


Other
8%
Norwegian
8%
Dutch
26%
12%
English
46%
Spanish

Turnover in personnel was 11.1% inflow, 12.2% outflow, another 2.16% of employees moved within Nutreco and 9.5% of employees have short-term contracts. Average duration of employment was 8.3 years and the average age was 36.3 years.

Table 1 DISTRIBUTION OF EMPLOYEES BY GENDER, IN PERCENTAGES	FEMALE	MALE
Total employees	26	74
Distribution and production	25	75
Middle and senior management	19	81
Other white-collar employees	37	63

Corporate Human Resources

The role of the Corporate Human Resources department is to set employment standards throughout the company and provide the guidelines that show where Nutreco is aiming at. The company is aware that different businesses and companies start from different places and can move at differing speeds, but the key is to head in the same direction and the objective is the optimum balance of company interest and personal interest for everyone. The Corporate Human Resources Director reports directly to the CEO.

In the recruitment and treatment of people, Nutreco applies the principle of equal rights and opportunities for everyone, regardless of age, gender or race. A culture of open communication, between managers and subordinates and among colleagues, is encouraged.

HR Review

In 2003 Nutreco embarked on a complete review of Human Resources management. This began with a survey of senior management to establish a core set of Nutreco competencies



required to fulfil Nutreco objectives. The Nutreco Competencies provide a clear description of skills and behaviours that will help individual managers achieve success in Nutreco. They also provide a basis for performance recruitment, the assessment and management of performance, and for a new reward system.

Following the development of the Nutreco Competencies, Corporate Human Resources developed a new company-wide HR strategy. This was approved by the Executive Board and will be implemented during 2004. One of the intentions is to apply uniform standards in all countries. The strategy is being introduced at management level and subsequently will be extended to other grades.

Until the present, the HR policies of the various operating companies and business units have reflected their differing origins and locations as much as their Nutreco identity, though all met the requirements of the corporate principles described above. Introducing the new HR strategy and Nutreco Competencies, with associated career development and reward systems, contributes to Nutreco's transition into a truly international enterprise. The long-term results throughout Nutreco should be increased opportunities, better incentives and greater mobility together with enhanced succession planning, as well as improved business results.

Employee consultation

In response to a request from the Dutch federation of unions (FNV), on behalf of unions representing Nutreco employees, the *Social & Environmental Report 2002* was brought to the attention of all employees. A 20-page summary edition of the report was produced in six languages for distribution to employees, helping to promote awareness of the company's objective to increase sustainability throughout its activities.



Many Nutreco Business Units regularly conduct employee satisfaction surveys. For example, Marine Harvest Scotland did so in 2003 as part of its continuing assessment for Investors in People certification. Surveys have been conducted in around half of Nutreco businesses in the past three years.

Most employees are represented on works councils (77 locations) and Health, Safety and Environment (HSE) committees (91 locations), usually at operating company or site level.

Nutreco has a European Information and Consultation Council, in line with EC Directive 94/45/EC, which requires all companies above a certain size and operating in more than one European country to have a means whereby management can inform and consult with employee representatives on matters that affect employees in more than one of these countries. The council meets twice a year. At the meeting on 6 November 2003, topics included updates on the Agriculture and Aquaculture business streams and a briefing on the Nutreco Management Conference (September 2003), with the development of The Way Forward strategy and a sharpened Mission Statement.

Pay and pensions

All Nutreco employees are paid in accordance with national legislation and never less than the minimum wage in their country of employment. It is Nutreco policy that they should be at least in line with those in equivalent industries in the same country as Nutreco is keen to recruit and retain a high-quality workforce.

Pension provisions vary between countries, according to the level of pension offered through the state schemes. For example, in Spain and Chile the state schemes provide good retirement pensions. In countries where this is not the case, Nutreco ensures employees have an adequate pension scheme available.

The Nutreco Human Resources guidelines state that companies will, in principle, follow collective labour arrangements. On top of this, companies will develop a total compensation and benefit and social security package in order to position themselves as a good and attractive employer in their industry.

Share scheme

A share option plan was established in 1998 and is described in the Corporate Governance chapter of the Annual Report 2003, page 52.

Working week

The average working week in Nutreco in 2003 was 40.6h. It was 40.8h in 2002. The longest working week is in Chile where Marine Harvest Chile and Skretting Chile have a 48-h working week. Other business units working over 40h/week were Sipesa Trouw Nutrition Mexico and Hybrid Turkeys (Euribrid) Canada.

International labour standards

The standards specified in OECD conventions and the relevant ILO Conventions on employment are endorsed by Nutreco and, where valid for the business, are integrated in the Code of Ethical Conduct (page 69), Nutreco HR Standards and the HSEQ Policy (page 28) and are monitored by the HSEQ audit system. These rights include the freedom of association and union membership. Union representation in the main countries is shown in the diagram below. They also include the clear assertion that Nutreco does not engage in or support the use of child labour, as defined in these standards and conventions.

Union representation 2003


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Nutreco
Benchmark
47
16
47
52.
29
11
10
22
5
26
Chile
Norway
Spain
The Netherlands
UK

Redundancies

The year 2003 brought changes, through commercial pressures and events, that resulted in significant redundancies in three business units: Marine Harvest Norway, Marine Harvest Scotland and Pingo Poultry. Restructuring also led to redundancies in Trouw Nutrition France (30) and Trouw Nutrition Spain (18). Such redundancies are regrettable but necessary to safeguard the viability of the businesses and many further jobs.

Marine Harvest Europe

The changes in Marine Harvest in Norway and Scotland were part of a major reorganisation of the Marine Harvest Europe Business Group brought about by the need to remain competitive at a time of low salmon prices. The reorganisation had two central objectives — to restructure product flow and to coordinate sales and logistics according to markets rather than source of production. Sales are now organised through three channels — retail, food service & processing and trade & development — and fish can be delivered sooner after harvest than previously, effectively extending shelf life.

In Norway, a key change came with the closure of two further-processing plants, at Møvik and Frøya. In total 210 jobs were lost from these plants. When the decisions to close plants had been taken, dialogues were set up with employees, local government and others.

Parts of the two operations were transferred to other Norwegian plants — Ulvan in Mid-Norway and Hjemeland, north of Stavanger, which has now doubled production from 2002 levels. All suitable vacancies created by the diversion of work, and elsewhere, were offered to the redundant employees and the expenses of moving to these posts were covered. Job outplacement support was made available through a specialist agency, including motivational and job search training. An establishment grant was set up together with local enterprises and authorities and financial support for education and skills training was provided.

By the end of 2003 most of the employees made redundant had found new work, many having used the education and training options. The unemployment rates in these areas had returned approximately to the Norwegian average of 3.8%.

In Scotland, redundancies followed a change in harvesting strategy. An advanced-design well boat now gathers salmon from the farms on the Western Isles and transports them to a new harvesting station at Mallaig on the mainland. As a result, the harvesting and primary processing station at Marybank, on Stornaway, was closed and the mobile harvesting teams that travelled to the remote farms were disbanded. In total 82 people were made redundant. In addition to the redundancy package provided, the company offered training, for example in skills for the offshore oil industry, and job seeking support.

The Marybank plant was sold to new owners who have re-employed over half of the workforce. Other people have transferred to the new mainland plant. The redundancies took effect from August to December. In total, by the end of the year, at least 70 of the people affected had found new work.

Rationalisation of work at the production farms and in the administration led to a further 20 redundancies from January 2003 to January 2004. Eight were still unemployed at the time of reporting.

In November 2003, Marine Harvest Europe announced that halibut production activities were to be brought together in Norway. The production of halibut in Scotland will cease when the last of the 170,000 fish currently being grown are harvested in 2007. Marine Harvest is hoping to retain employees involved by moving them to other posts in the company.

Pingo Poultry

The outbreak of avian influenza in the early months of 2003 in the Netherlands and Belgium triggered a rationalisation of the sector. As part of that rationalisation, Pingo Poultry announced the closure of two plants: Stevoort in Belgium, with the loss of 150 jobs, and Cuijk in the Netherlands, with the loss of 125 jobs. Some capacity has been transferred within the company. In both cases, social plans were implemented to help alleviate the impact on the people involved.

The Stevoort closure was announced in September. A vote on the package offered at the Stevoort plant showed 92% approval. Around 150 of the 350 employees from Stevoort chose to move to the Maasmechelen plant of Pingo Poultry, also in Belgium, where 200 vacancies were created. The social plan included arrangements for travel, removal expenses and trial period. Eight other employees were reassigned to the plant in Mierlo, the Netherlands. Counselling and outplacement support was made available for those seeking employment outside Nutreco.

The closure in Cuijk took place in December 2003–January 2004. At the time of reporting, 24 people had taken up employment in the Mierlo plant. A further four have transferred to the Hendrix Meat Group plant in Druten, also in the Netherlands, and ten more had found employment in other parts of Nutreco, with negotiations in progress for redeployment at three other processing or production plants in Nutreco. Counselling and outplacement support was available for those seeking employment outside Nutreco.

Strikes

Strikes were held in five sites in Nutreco during 2003. The main one was at Skretting Chile. Others were at Skretting Italy and Trouw Nutrition in Italy. These were brief and were collective union actions in protest at new government regulations on dismissal and retirement conditions. The fourth, also brief, was in Trouw Nutrition UK in connection with a pay review. The fifth, again brief, was a strike by a small part of the workforce at a poultry processing plant in Spain.

The strike in Chile is discussed on page 61.

Accident reduction programmes

In line with Objectives 1 and 2 set out in the *Nutreco Social & Environmental Report 2001*, several initiatives have been introduced to reduce the number and severity of accidents at work. A key example is given below.

Nutreco in Spain developed an accident recording system that had been implemented at all businesses by July 2003. Implementation began in 2002 and has led to a significant reduction in accidents, by 30% in two years.

The accident reporting system brings several benefits. It ensures each accident is investigated and reported in a consistent manner, using common terms and measures. As a result data can be gathered from multiple sites to help identify those actions or procedures where improvements can bring significant benefits. The principles of this accident reporting system are being shared around the other companies of Nutreco and by the end of 2003 equivalent systems were in place in most companies of Nutreco, including all major locations. Nutreco companies in Chile had already implemented an equivalent and compatible reporting programme.

As the accident reporting system is implemented more widely, data collected will provide Nutreco managers with useful benchmarks. Collation of data from a series of sites will provide sufficient information for patterns to emerge. This is especially useful for plants with low staff numbers such as feed plants.

It should be noted that accidents recorded in Spain, and several other countries in which Nutreco operates, include incidents of ergonomic origin. These include, for example, repetitive strain injuries brought on by repeating the same movements over an extended period of time and are not related to an accident but to occupational health problems. This type of injury is not recorded as an accident in other Nutreco countries, including the Netherlands. From 2004 onwards Nutreco will make an effort to record both incident and occupational health cases.

In 2003, 90 operating companies (87%) reported having a programme to monitor, reduce and, if possible, prevent accidents. Previously the figure was 96 (83%); the reduction is due to plant closures. Seventy-nine companies have set targets for reducing accidents; previously 71, and 99 companies now investigate all incidents or accidents, with 71 now having a formal system in place. These figures show continued progress with respect to Objective 2.

Nutreco is pleased to report that the number of lost time incidents decreased again, from 35.6 per million man-hours in 2002 to 25 per million man hours in 2003 (see diagram page 23). The decrease is the result of the focus on accident prevention, but is also partly due to improvements to the accuracy of reporting and eliminating all cases that are not work-related or are not accident-related, to focus on those that are genuine LTIs. Compared with 2002, the average of hours lost per incident has decreased from 139.6 to 115. The total number of hours lost through LTIs fell from 124,671h to 56,755h (0.24% of total hours worked) and the total number of incidents resulting in an absence of more than three days fell from 590 in 2002 to 383 in 2003. The number of LTIs causing an absence of more than three days is recorded throughout the European Union. In 1998, for this sector, it was 4,492 per 100,000 employees. For Nutreco in 2002 the equivalent figure was 4,353 and in 2003 it was reduced to 3001 per 100,000 employees. These figures show continued progress with respect to Objective 1.

Developments since 2000 (index: 1998 = 100)


300
250
200
150
100
50
0
1998: index = 100
2000
2001
2002
2003
Employees
LTIs per million man-hours
Lost hours per LTI

LTIs per million man-hours per Business Unit in 2003


60
50
40
30
20
10
0
0
8
49
35
11
53
29
7
6
25
27
19
47
15
17
20
6
39
10
18
10
25
Nutreco Corporate & Research centres
Skretting UK & Ireland
Skretting Canada
Skretting Norway
Skretting Chile
Trout & Marine Species
Marine Harvest Scotland
Marine Harvest Norway
Marine Harvest Ireland
Marine Harvest Chile
Marine Harvest Canada
Hendrix Meat Group
Pingo Poultry
Euribrid
Agri Feed Benelux
Nanta
Agrovic
Sada Poultry
Trouw Nutrition Americas
Trouw Nutrition West Europe
Trouw Nutrition Central/East Europe & Asia
NUTRECO TOTAL

Skretting Norway safety initiatives

In the spring of 2003 the logistics division in Skretting Norway implemented a campaign among fish farmers (customers and Marine Harvest farmers) and feed transport companies. The aim was to improve safety when receiving feed deliveries.

Receiving feed deliveries in all weathers can be a critical work operation. Good routines and increased awareness regarding the hazards can reduce the risk of accidents. Skretting commissioned a brochure and posters with a few simple rules. These were distributed to all plants and transport companies.

Skretting also helped develop and test a self-releasing hook for the crane on feed transport boats. This patented invention eliminates a classical risk situation during unloading.

Manual handling

Objective 3 is to eliminate as soon as reasonable the manual handling of weights greater than 25 kg. In 2003, 39 operating companies reported that weights in excess of 25 kg could be handled manually. This compares with 43 in 2002. Of these companies, 37 have initiatives to reduce or eliminate manual handling of such weights (36 in 2002). In 2003, 55 operating companies reported measures to encourage suppliers to eliminate manual handling of more than 25 kg, compared with 44 in 2002. This is Objective 4. Twenty-five operating companies now include health and safety aspects in supplier audits.

Objective 5 is to establish risk identification and to implement programmes for health and safety at all Nutreco processing plants. At the end of 2003, 100% of processing sites had a risk identification and evaluation programme for health and safety. Of all Nutreco companies 80 have established a risk identification and evaluation programme for health and safety, previously 66, and a further 15 have a programme in development. Fifty-one companies now have a programme for identifying, monitoring and prevention of RSI, previously 42, and a further 19 companies have a programme in development.

Improved harvesting conditions

Occupational health conditions for the employees harvesting salmon in Marine Harvest Scotland have been improved as a result of bringing the activity into the new mainland harvesting station, see above. The change has also led to improved animal welfare and environmental performance, because of the increased control that is possible throughout the process. Similar logistics are being implemented in Chile and have been standard practise in Norway for some years.

Absenteeism

Absenteeism in Nutreco was lower in 2003 than in 2002 as shown in the diagram below. Rates for the main countries are also shown.

Training and development

It is Nutreco philosophy that employees should be provided with and encouraged to take further training and development. For example, Nutreco in Spain in 2003 provided 44 different courses, excluding the Nutreco Development Programme and HSE courses. More than 1,000 employees participated and some of these followed more than one course.

Further data on training is given in the diagram below.

Absenteeism in the main countries



9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
2002
2003
8.3
4.5
1.5
0.9
2.5
2.4
7.2
4.7
5.5
4.8
7.0
6.0
3.4
2.8
4.7
3.6
Belgium
Canada
Chile
Norway
Spain
The Netherlands
UK
NUTRECO TOTAL

Average hours of training per Business Group



Hours per person per year
30
25
20
15
10
5
0
24.3
23.7
13.1
10.6
15.6
20.7
13.5
25.7
Skretting
Trout & Marine Species
Marine Harvest Europe
Marine Harvest Americas
Agri Food NW Europe
Agri Feed NW Europe & Breeding
Agri Ibérica
Trouw Nutrition International



Medical care

Several Nutreco companies have made special arrangements to promote health and healthcare among employees. For example, Skretting and Marine Harvest in Norway have set up a subsidised membership scheme at sports and exercise facilities. This is available to all employees.

Medical care and health at work arrangements in Chile are described in the special section, page 61.

MH Scotland wins Investors in People Award

Marine Harvest Scotland gained accreditation as an Investor In People (IIP) in December 2002. It was stated at the time that this was the initiation of a continuing focus on human resource issues. To monitor progress, in 2003 a questionnaire was distributed on a random basis to 15% of employees across all locations, levels and functions.

The accreditation of Marine Harvest Scotland has been used by the Local Enterprise Network to provide a case study in information packs for IIP Assessors throughout Scotland.



Integrating into local culture, Eric Vis, a Dutchman working on a yellowtail farm of Nutreco Aquaculture Japan is also a local Sumo wrestling champion.



HEALTH AT WORK AWARD

Marine Harvest Scotland (MHS) works together with Scotland's Health At Work (SHAW) and the associated national award scheme relating to the promotion of workplace health for employees. SHAW encourages employers to protect and promote the health of employees by creating a healthier workplace and organisation. In 2003 MHS Western Isles Region achieved the Bronze Award. All other MHS regions are aiming to achieve this award in 2004.

The Deputy Minister for the Environment and Rural Affairs presenting the award to Shona Miles, the MHS nurse coordinating the project. With them is Donald MacLeod of the Western Isles Health Board.



NUTRECO — MOVING TOWARDS SUSTAINABILITY

At the beginning of the new millennium, Nutreco formalised its response to the growing awareness that all socially responsible companies endeavour to become sustainable enterprises. In a sector as complex as the food value chains, the implications of this ambition are vast. As each issue is identified and improvements made, new complexities may be revealed.

Nutreco established a series of indicators (see this section and Nutreco People), based on a combination of its own experience and the views of other organisations that provide guidance towards sustainability. The task of gathering the data to monitor the indicators is part of the Corporate Health, Safety, Environment and Quality (HSEQ) function. Reporting this information demonstrates Nutreco's ability to measure, monitor and limit its physical impact on the planet.

In addition to actions described here, those specific to aquaculture are reported in the Aquaculture & Society section on page 38.

Health, Safety, Environment and Quality

Nutreco has a clearly defined HSEQ Policy, which is disseminated throughout all companies in all countries. This is the base for the Good Practices (GP), as defined by the Global Food Safety Initiative (GFSI), within Nutreco, one of the benchmarks used for the *NuTrace*® concept, see page 47.

The Nutreco HSEQ Audit System came into operation in 1990. This rigorous system sets the standards for all aspects of HSEQ, covering all organisational and procedural matters. It is based on risk identification and evaluation, corrective actions and appropriate control and monitoring. The standards set by Nutreco incorporate and often exceed national and international standards as defined, for example, in ILO Conventions (International Labour Organisation) and are significantly stricter and more thorough than any legal requirement.

Nutreco HSEQ standards are applied equally throughout the company, irrespective of site location or function.

The HSEQ audit team works to a programme that has been checked and approved by the Executive Board. The reports of their audits are submitted to the business management and to the Executive Board. The head of the team reports directly to the CEO.

HSEQ audits are conducted on all manufacturing and processing plants on average every two to three years, augmented by site inspections. Thirty-five sites were audited or inspected in 2003. An audit takes one to four days — starting with a review of the current situation, including actions, developments and occurrences since the previous audit. A thorough site inspection takes place and the auditors complete a detailed questionnaire that addresses all organisational, procedural and technical topics. Additionally, a quantitative rating is used for measuring progress and benchmarking.

Follow-up inspections and monitoring ensure any urgent recommendations are implemented without undue delay.

The thoroughness of Nutreco audits means that Nutreco sites matching these standards have no difficulties in meeting corresponding internationally recognised standards.

The locations of the 35 audits and inspections carried out in 2003, and of a further 35 scheduled for 2004, are indicated on the accompanying map.

Average scores have improved continuously in the years since Nutreco was established as an independent entity, in 1994. Scores are given in four categories: total quality management, occupational health, safety and environment. All four categories show clear improvement. These improvements have been achieved over a period in which Nutreco has more than doubled in size, with much of the growth through acquisitions. Objective 15 is for continual improvements in average ratings.


The Netherlands
HSEQ audits & inspections in 2003
HSEQ audits & inspections planned for 2004

Highest HSEQ scores in 2003

Hendrix Meat Group plants at Beilen and Hoogeveen were given the highest HSEQ scores of the plants audited in 2003. Both achieved record scores of more than 90% in all categories and Beilen achieved 100% in several categories.

THE HSEQ POLICY

For Nutreco, Quality is a core value. This is valid for the quality of products, the health and safety of operations, and the quality of its environmental performance. Nutreco believes this to be an integral part of responsible, efficient and profitable business management.

Nutreco strives to participate in a responsible manner in the food chain, with sustainability, based on quality and safety, as a governing principle.

Therefore, Nutreco is committed to the following principles:

- Ensure that working environments are safe and appropriate for employees, suppliers and third parties.
- Contribute to food safety and quality at all points of the food chain where Nutreco is active.
- Apply the principle of sustainability as a driver towards continual improvements in environmental performance.
- Be conscious of and attentive to the impact activities may have on neighbours, the local community and the interests of society in general.

We consider quality awareness and commitment to the HSEQ principles as the pillars of the future success of our company.

This HSEQ policy is valid for all companies and activities where Nutreco has a managerial or operational role.

Wout Dekker
CEO Nutreco

Nutreco Agriculture sustainability workshop

In November 2003 the general management of Nutreco Agriculture, plus representatives of sales and marketing, R&D, communications and food safety activities, met together with the external sustainability advisors.

The objective of the workshop was to identify and discuss key sustainability issues and opportunities in the operations of the agriculture business stream.

These are being addressed in 2004, with a view to establishing programmes for the coming three to five years.

The Advisory Board on Sustainable Development, described in the 2002 report on page 20, also met together in June to provide feedback on the activities of Nutreco and its Social & Environmental Reporting. Following the meeting, the Board reviewed Nutreco issue statements.

Indicators relevant to sustainability and progress with respect to the relevant objectives are reported at the end of *this section.*

Using resources

The major forms of resource consumed by Nutreco are energy, water and raw materials for animal feeds. Energy includes electricity, gas, petroleum-based fuels and wood.



Jan Nissink of RENDO, left, with Harm Teunissen, Nutreco Corporate HSEQ Director, and the 'green electricity' agreement.

During 2003, Nutreco negotiated and signed an agreement to purchase only 'green electricity' for all its activities in the Netherlands. The contract for 2004 covers 106 million kWh provided by electricity supplier RENDO. It is approximately equivalent to the consumption of 35,000 households and, according to 'greenprices.com', makes Nutreco significantly the largest commercial user of green electricity in the Netherlands and second in the country overall, after the city of Rotterdam. Nutreco's consumption is also sufficient to appear in the European rankings. Green electricity is generated from renewable resources; in this case mainly from biomass, plus some hydro-energy, see www.rendo.nl.

Energy in the pig value chain

Hendrix Meat Group and Hendrix UTD (a Nutreco feed business) in the Netherlands initiated and now are participating in a project to reduce energy consumption in the pig value chain. Other participants include energy supplier Essent, government bodies, NGOs, Wageningen University and pig farmers. The initial phase will assess current energy use before exploring ways of reducing consumption.

Soya raw materials

Brazil is the world's second largest producer and exporter of soya, after the United States, and its production has been increasing at around 10% a year. However, concerns have been expressed that increased production means rainforest in the Amazon basin is being transformed into agricultural land. The Brazilian government is being increasingly strict on the opening up of new land for production; insisting that a proportion is always retained as forest.

For at least the past three years Nutreco has been raising sustainability issues at all meetings with processors that supply soya from Brazil, drawing their attention to the concerns. These processors are all now ISO 14000 certified, or are obtaining certification.

Nutreco participated in a seminar on this topic in Amsterdam in January 2004 together with campaigning bodies such as IUCN (the World Conservation Union) and NGOs such as WWF and Friends of the Earth.

Marine raw materials

Fishmeal, fish oil and the use of vegetable alternatives are discussed in the section Aquaculture & Society on page 39.

Improving production efficiency

Improving production efficiency is a logical contribution to optimising the use of resources and is given close attention by Nutreco. For example, TPM – Total Productivity Management – was introduced successfully into fish feed production in Norway. TPM means coordinating good order, cleaning and continuous improvements into an integrated system.

The Skretting plant in Stavanger was the first to introduce TPM. At least 250 minor and major improvements were made. The plant was 5S certified — the first of seven certificates attainable in TPM. 5S stands for sort, systematise, keep in order (*in Norwegian – stelle*), see to and standardise.

Late in 2003 full TPM was introduced at the Averøy plant. The third Skretting plant in Norway, at Stokmarknes, will implement TPM in the near future.

Feedback from customers and customers' customers indicates that TPM is also positive for quality and food safety.

Environmental impact

Any company seeking to improve sustainability must try to reduce environmental impact. Nutreco businesses give a high priority to achieving this, and to helping their customers do so.

Environmental award in Ireland

Marine Harvest Ireland was awarded the first ever ECOPACT Certificate in October 2003. ECOPACT is an initiative of the Irish Sea Fisheries Board with the Irish Shell Fish Association and the Irish Salmon Growers Association. It is designed to encourage the adoption of environmental management systems in Irish aquaculture and is integrated with the unique C.L.A.M.S. process for Irish coastal management.

Utilising minerals efficiently

Trouw Nutrition International has extended the availability of OPTiMIN® Chelated Minerals developed by Trouw



Minister of State John Browne, left, presented Marine Harvest Ireland with the first ECOPACT Certificate.

Nutrition USA for use in animal feeds — including dairy and pig, as well as aquaculture feeds. These chelated (chemically bonded) minerals are more stable and bioavailable and therefore less likely to be excreted. They form an excellent combination with Minlink™ software, developed at the Nutreco Ruminant Research Centre.

Minlink™ software was developed to help farmers optimise the supply of minerals and avoid any oversupply, which could lead to unnecessary pollution on the land, adverse interactions and extra costs. It enables farmers to calculate the exact mineral requirements of their cattle herd from their daily ration, animal type and level of productivity.

Reducing nitrogen output

Optimising the protein content of broiler poultry diets is important for two reasons — commercial and environmental. Protein is one of the most expensive components in the diet and when present in excess will increase output of nitrogen into the environment.

The Nutreco Poultry and Rabbit Research Centre conducted a series of trials to improve knowledge on protein requirements in broiler chickens, in relation to energy content and essential amino acids. Results from the trials have improved the ability of Nutreco feed companies to formulate efficient and environmentally better diets.

Reducing organic waste

Programmes to reduce the organic waste coming from pig and poultry processing plants in the Netherlands were initiated in 2002, as reported in last year's report (page 36). These have continued with further positive results through waste reduction, monitoring, better separation of constituents and improved recycling. Also, waste from the cleaning systems is now being used in the production of biogas instead of being sent for burning.

Monitoring emissions



Skretting in Stavanger, Norway, has cooperated with the Norwegian Institute of Air Research in monitoring the emission dust particles from its Stavanger feed plant in Norway. Dust was measured at four areas of the plant over a three-month period. On a scale from low to very high, one rated moderate and the other three were low. The dust came from raw materials such as maize and minerals and was mainly close to the unload area, which is as far as possible from nearby residential property. Overall, the pollution from the plant was far less than from local traffic, wood fires and long-distance pollution entering the area.

At the request of County Governor of Rogaland, Skretting worked with the Norwegian Boiler Association to assess the potential for dioxin emissions at the plant. These would come from raw materials and the estimates indicate a theoretical maximum equivalent to two domestic stoves burning 3 kg of wood an hour.

Welfare concepts

"Animal welfare standards are not defined at international level, except in Conventions by the Council of Europe. Therefore, we fully recognise that the World Organisation for Animal Health (OIE), as a global organisation with 166 member countries, is uniquely placed to facilitate international discussions.

"Our trading partners are well aware that the EU wishes to pursue this with vigour. We welcome that 166 members of OIE have signed up to the resolution that animal welfare deserves to be considered as part of the development of international standards and guidelines."

David Byrne, European Commissioner for Health and Consumer Protection, speaking at the OIE Global Conference on Animal Welfare, Paris, 23 February 2004.



As described in previous reports, animal welfare is a key focus area for Nutreco. Nutreco's stance on animal welfare is defined in the Nutreco Credo: "Nutreco will work continuously to improve animal welfare and will encourage suppliers and customers to do likewise."

The importance of animal welfare for Nutreco is also reflected in the presence of Professor Donald Broom on the Nutreco Advisory Board on Sustainable Development. Donald Broom is Professor of Animal Welfare at the Department of Clinical Veterinary Medicine of Cambridge University in the UK.

"Animal Welfare is a key aspect of sustainability in animal production systems. In more and more countries, the public are making it clear that unless housing systems and management practices that result in poor welfare in animals are avoided, they may refrain from purchasing from the companies concerned. It is clear that Nutreco is a forward-looking company in this respect for it has been setting in motion procedures that will minimise the



likelihood of poor welfare in the production of meat and fish. The measures needed to achieve this objective include some changes in housing systems, management methods, genetic selection of animals, attitudes of staff and policies concerning education of staff. All of these need to be based on scientific studies of the effects of the various factors on animal welfare. I welcome this policy concerning animal welfare and expect that Nutreco's good reputation will be enhanced as a consequence."
Professor Donald M. Broom, University of Cambridge.

During 2003, Nutreco Agriculture conducted an audit of its conventional food value chains with respect to meeting or exceeding European Union animal welfare requirements.

Table 1 illustrates the results. In no cases were conditions found to be less than requirements and in most cases requirements were exceeded — blue indicates meeting and green indicates exceeding.

Table 1

ANIMAL WELFARE	Poultry		Pork	
	NL/B	Spain	NL	Spain
Husbandry: • Feed & water				
• Housing				
Transportation				
Pre-slaughter handling				

Differing attitudes

A dilemma for any company with widespread activities is that attitudes towards issues such as animal welfare can vary between countries. Animal welfare has a relatively high profile in the UK and the Netherlands for example, with media coverage, pressure groups and consumer preferences. Animal welfare is less of an issue in the south of Europe, for example in Spain, where Nutreco has significant activities.

Sada is occupied with the production of poultry and with primary and value-added processing for the Spanish market and for exports. The Managing Director, Javier Rodriguez, and Quality Manager, Manuel Sanz, were interviewed as part of the preparation for this Social & Environmental Report.

Because Spain has traditionally been a predominantly rural society, the majority of the population has farming contacts, either through direct involvement or that of relatives and neighbours. Consumers are aware of farming practices and there is a high level of trust in farmers and processors to act in a responsible manner. Unlike retail outlets in countries such as the UK or US, meat is frequently on display in a form where its animal origin is plain to see. Negative reports on food production in the media do have an impact on purchasing but it tends to be highly focused and short-lived. Zoonosis, diseases contracted by humans from animals, cause particular concern among the Spanish people when they are highlighted in the media.

Intensive farming is widely regarded as a secure and reliable means of providing safe food of good quality with a known production history and not a welfare problem.

However, with increasing urbanisation in recent years, the Spanish population is losing its connections with agriculture. The views of consumers are being influenced from other European countries and by animal-focused pressure groups that are appearing in Spain. Animal welfare will have a higher profile in the coming years.

Considerations for animal welfare in Spain must take local conditions into account. Spain has wide temperature extremes that make climate control a benefit. The large distances over which animals can be transported within the country mean that high standards must be set for handling and transport.

Sada believes good animal welfare is essential for long-term success. The business is taking steps to implement continuing improvements in its practices to meet the animal welfare standards of the broader public in Europe. The motivation is a combination of commercial sense and the view that, ethically, this is right.

As part of the process, Sada is setting its own animal welfare standards, rather than meeting basic requirements. This is good both in animal welfare terms and for subsequent carcase and product quality.

Sada production sites and slaughterhouses have been audited and approved by McDonalds and the British Retail Consortium. Obtaining these approvals provided significant learning opportunities for Sada and helped confirm its position as a leader in animal welfare in Spain.

Pig housing schemes



Hendrix UTD is involved in the development and promotion of the 'Canadian bedding system' for pigs. This group housing system takes account of animal welfare with a relatively large area per pig and a thick layer of sawdust to allow natural behaviour. It also offers environmental benefits over intensive production. Meat from pigs raised in this system will be marketed as Comfort-Pork. Hendrix UTD invited the Dutch animal welfare organisation Dierenbescherming to inspect a pioneer farm using the system and give an opinion. Following the visit, Dierenbescherming wrote expressing its support for the development of this system and the specifications that secure minimum standards.

Previous reports have described the Com4 housing system, which was developed by Nutreco companies and its Swine Research Centre. The construction of a 600-pig unit at the research centre, originally scheduled for 2003, was postponed until 2004 because of the budgetary restrictions mentioned in the introduction to this report.

Robust poultry

Hendrix Poultry Breeders, Nutreco Breeding Research Centre, the Animal Science Group of Wageningen University and Research Centre and Service XZ initiated a project to breed laying hens with greater robustness. The Dutch Economics Ministry is supporting the project. One objective is to produce poultry better suited to the extensive, animal welfare positive, systems preferred by consumers in Western Europe. Another objective is to provide poultry better suited to the rigours of production systems of less developed countries.

Progress reports

Animal welfare initiatives described in the 2002 reports have continued in development and practice during 2003.

The organic broiler chain set up by Pingo Poultry is providing organic chicken products, mainly to a leading retailer in the Netherlands. The chickens are kept at a low stocking density, at least 4m² per bird, and fed organic feed from the Nutreco Reudink company. Nutreco is also participating in a project with the University of Ghent in Belgium to investigate the health and food safety aspects of organic chicken.



Ons kenmerk U03.0910/BvdB
Uw kenmerk
Datum 20 november 2003
Behandeld door Groep Kennis en Beleid
Onderwerp Comfort-Pork

Dieren bescherming

Hendrix UTD
ir. M.E.M. van der Heijden
Teamleider Ketenkwaliteit & Conceptontwikkeling
Postbus 1
5830 MA Boxmeer

Postbus 85980
2508 CR Den Haag
T 070 314 27 80
F 070 314 27 77
www.dierenbescherming.nl

Geachte heer Van der Heijden,

Graag willen wij als Dierenbescherming ingaan op uw verzoek om ons oordeel te geven over de op te zetten varkensvleesketen Comfort-Pork en zijn wij onder nader te maken afspraken bereid voor deze varkensvleesketen een aanbeveling af te geven. Voorts kunnen wij in overleg bezien hoe wij desgewenst een verdere positieve bijdrage kunnen leveren aan het onder de aandacht van de consument brengen van dit diervriendelijker geproduceerde vlees als de keten daadwerkelijk gerealiseerd is.



Ons kenmerk U03.0910 /BvdB
Uw kenmerk
Datum 20 november 2003
Pagina 2/2

Dieren bescherming

een dergelijk huisvestings- en verzorgingssysteem gevonden te hebben. Onze beleidsmedewerker veehouderij Bert van den Berg heeft 8 november 2002 en 13 november 2003 de Canadese zaagselstal van de heer Cobben te Ulestraten bezocht en zich verder in dit concept verdiept. Op grond van zijn bevindingen zijn wij positief over de Canadese zaagselstal.

In de Canadese zaagselstal zoals deze in Ulestraten staat, worden de vleesvarkens gehouden in een langwerpig hok op een volledig dichte vloer die iets schuin naar achteren afloopt in groepen van 24 dieren met per dier 1 m2 (exclusief het mestrooster) op een dikke laag zaagsel (zo dik dat de dieren, behoudens wroeten, niet in contact komen met de vloer). In deze hokken kunnen de varkens de verschillende functieruimtes (vreten, liggen en bewegen, en mesten) goed onderscheiden. De volledig dichte vloer met een dikke laag zaagsel maakt dat de dieren een comfortabel ligbed hebben. Het zaagsel komt bovendien tegemoet aan de exploratiebehoefte en het daarmee samenhangende wroetgedrag van de dieren. De ruimte per dier blijkt ook bij dieren die bijna op slachtgewicht zijn nog redelijk wat bewegingsruimte te geven. Het geheel leidt er toe dat de varkens een groot aantal van hun natuurlijke behoeften in deze omgeving kunnen bevredigen en niet hoeven te kampen met verveling, in vechten uitmondend stoeien, en uit dit alles voortkomende stress.

Uiteraard blijft er ook aan deze huisvesting en verzorging nog wel wat te verbeteren en te optimaliseren. De stal in Ulestraten betreft als het ware een prototype waarvan er in Nederland nog

The project, which began in 2003, is supported by the Flemish Regional government and will continue until 2005.

In Spain, Sada continues to increase its market for its chicken category that offers a superior quality of meat from a more welfare-conscious production system. They are slow growing, raised at a lower population density (less than 25 kg/m^2) and fed solely on vegetarian feed free of growth promoters, antibiotics and coccidiostats.

Hendrix-UTD in Belgium and the Netherlands is an established supplier of vegetarian poultry feed, which is now well over half of its poultry feed production.

Several Nutreco companies are participating in a joint project to develop an organic pork chain together with the



Dutch Research Institute for Animal Husbandry (Organic Research Centre Raalte). In 2003, experiments at Raalte explored the balance of choices of genetics, feed and feed management, and farm management. Special attention was given to piglet weaning. The findings will be included in a Nutreco Organic Handbook to help farmers make choices that are best for the animals and the farm.

Indicators

The figures that follow are based on information provided from 103 plants and sites, relating to the status at 31 December 2003.

Water

Water usage by 28 processing and 75 compound feed, fish feed and premix sites in 2003 can be reported as follows. This does not include Marine Harvest fish farming or other fish farming activities.

Table 2

Water use in m^3	Intake from mains supplies or wells	Discharge	Use in products or by evaporation
Processing sites	4,393,818	4,170,461	223,357
Feed and premix sites	1,160,622	696,688	463,934
Total	5,554,440	4,867,149	687,291

Treatment of discharged water was as follows: 55% was subject to treatment at the facility then discharged to the public sewer (for further treatment at municipal plants), 7.5% was discharged directly to the public sewer, 37.5% was treated at the facility and discharged to surface water and 1% was discharged untreated to surface water. Fifty-seven companies have their own wastewater treatment plants.

Objective 7 in the 2001 report called for the establishment of water consumption efficiency programmes at all Nutreco processing sites. In 2003, nine processing sites had such a programme and a further nine have one in development — 64% of processing sites (47% in 2002).

Energy

The total of energy used in 2003 was 3,206,873 GJ. This represents all energy sources, including fuel for trucks. The figure is based on the Global Reporting Initiative conversion factors. These differ from those of the Dutch government used in 2000 and 2001. To provide a comparison, the total energy from those years has been recalculated: 2001 – 2,585,278 GJ, 2002 – 3,230,700 GJ.

Intake freshwater per tonne production


m³
10
8
6
4
2
0
2002
2003
0.0
0.1
0.7
0.8
10.0
9.3
3.0
3.3
Compound Feed
Fish Feed
Poultry Processing
Pork Processing

Water discharge per tonne production



m3
10
9
8
7
6
5
4
3
2
1
0
2002
2003
0.0
0.0
0.6
0.6
8.1
8.7
3.0
3.2
Compound Feed
Fish Feed
Poultry Processing
Pork Processing

Energy use in MJ per tonne production



MJ
2,500
2,000
1,500
1,000
500
0
2002
2003
Compound Feed
Fish Feed
Poultry Processing
Pork Processing
Salmon Farming and Processing

	Compound Feed	Fish Feed	Poultry Processing	Pork Processing	Salmon Farming and Processing
2002	243	1,187	1,550	1,060	1,925
2003	235	1,058	1,848	1,152	1,850

For benchmarking, the energy used, excluding fuel for transport and energy for fish farming activities, was set against production volumes to give the following figures: salmon processing 585 MJ per tonne, poultry processing 1,532 MJ per tonne and pork processing 1,138 MJ per tonne. Energy consumption per tonne of feed produced was 235 MJ for compound feed and 1,058 MJ for fish feed. The higher consumption for fish feed is because of the extrusion process. The proportions of energy used at Nutreco facilities, excluding transport fuel, are electricity 46%, natural gas 29%, fuel oil 18%, propane 4% and steam 3%.

Energy per tonne, as in 2002, is influenced by increases in further processing activities, especially with pork and poultry meat, resulting in more processing being carried out by Nutreco, rather than by customers. The poultry figure is also influenced by lower volumes in the Netherlands as a result of the avian influenza outbreak.

The energy used led to a production of roughly 249,612 tonnes of CO_2, equivalent to 19.56 tonnes per employee. For comparison, in 2000 the world total of CO_2 emission was 23,444 mega tonnes or 3.89 tonnes per capita.

CO_2 emission per type of fuel used 2003


Electricity
53%
Propane
3%
Fuel Oil
16%
6%
Gasoline/Petrol
18%
3%
Steam
Crude Oil
0%
Natural Gas
Coal
1%

Treatment of waste in Nutreco 2003


Reused at
own facility
0.3%
Third-party
recycling
54.3%
Others
4.9%
Landfill
11.4%
13.8%
Incinerated
15.3%
Composted or similar

Table 3	
CO_2 EMISSIONS PER ACTIVITY	
Compound feed	30.6%
Fish feed	30.3%
Poultry processing	17.7%
Pork processing	6.3%
Salmon farming & processing	8.3%
Others	6.8%
TOTAL	100%

In 2003, 34 companies had energy efficiency programmes and a further 36 have one in development — 78% of companies in total, compared with 62% in 2002. This relates to Objective 6 of the 2001 report.

Waste

The total waste produced in 2003 was 286,560 tonnes, (352,147 tonnes in 2002) of which 750 tonnes were reused within the facility and 155,622 tonnes were recycled by third parties. Hazardous and oil waste was 939 tonnes. Hazardous waste was defined in accordance with the 'Basel convention' (annex II www.unep.ch/basel/index.html) and EURAL.

Waste disposal is classified as third-party recycling, composting, incineration, landfill and other.

In 2003, 46 production companies had a waste management programme and a further 27 companies have a programme in development — 79% of all production companies, compared with 74% in 2002. This relates to Objective 8 in the 2001 report.

Table 4

TOTAL HAZARDOUS WASTE AND OIL WASTE, IN TONNES

	Reused at own facility	Third-party recycling	Composted or similar	Incinerated	Landfill	Others	Total
Hazardous waste and oil	6.6	878.5	0.0	10.5	17.0	26.0	938.6
Potentially hazardous waste	0.0	4,230.6	0.0	4,749.5	18.8	34.5	9,033.4
Non-hazardous (organic) production waste	594.0	77,338.5	8,584.0	25,238.0	3,732.4	5,505.8	120,992.7
Paper and cardboard	19.7	6,226.2	4.0	11.1	361.5	146.3	6,768.8
Metals	37.8	9,093.1	0.0	0.0	1.5	83.5	9,215.9
Other organic waste	0.0	44,795.4	14,580.3	8,903.9	3,281.4	559.0	72,120.0
Manure	25.0	7,148.0	20,800.0	0.0	0.0	7,170.0	35,143.0
Plastics	2.0	4,624.1	0.0	1.5	415.5	85.1	5,128.2
Plastic bags retrieved from customers	65.0	491.9	0.0	60.0	165.0	0.0	781.9
Other	0.0	795.6	0.0	657.8	24,567.4	416.7	26,437.5
Total	750.1	155,621.9	43,968.3	39,632.3	32,560.5	14,026.9	286,560.0

Recycling

Table 5

PERCENTAGE OF WASTE RECYCLED	2001	2002	2003
Non-hazardous organic/ returned waste		81%	64%
Production waste (potentially hazardous)	55%	28%	47%
Other organic		55%	62%
Manure		17%	20%
Paper and cardboard	58%	95%	92%
Metals	64%	79%	99%
Plastics	50%	53%	90%
Waste oil and oil containing products		82%	97%
Hazardous waste		22%	54%
Other			3%
Plastics bags retrieved from customers		70%	71%

A total of 71% of all waste was reused in some way (reused within the facility, third-party recycling or composted). With respect to Objective 9, the intention is for continual improvement, aiming towards 100% recycling of these materials.

Quality and environmental certificates

HACCP systems are now in place in 100% of processing plants. In 2003, 22 of 28 processing plants had HACCP certificates; this is fewer than in 2002 (26) because of the closure of some plants. Objective 12 is to have HACCP systems for all processing plants by the end of 2003, and certified by the end of 2005. Table 6 shows certificates held by all plants. Reductions reflect plant closures.

Table 6

CERTIFICATES	2001	2002	2003
ISO 9001 / 9002	60	68	74
ISO 14001	20	21	25
ISO 18001	2	3	2
GMP(+)	26	31	30
HACCP	44	46	45
Sterlab	2	2	2
IKB	13	13	10
Other	10	30	56

The number of externally accredited environmental management systems (ISO 14001) increased from 21 to 25; Objective 13. A further nine companies expect accreditation in 2004.

Complaints

Odour complaints were received at 20 sites, 17 in 2002. Two of these were pork processing sites in the Netherlands where doors had been left open during the hot summer. The doors were closed again.

Other complaints were received at seven fish feed, five compound feed and six processing sites, one fish farm and one research station (aquaculture). Remedial actions requiring investments are planned at six sites and include renewal or replacement of odour control equipment and increases in stack heights.

At one fish feed site complaints related to unloading of raw materials in windy conditions.

Noise complaints were received at six sites, compared with nine in 2002.

Objective 14 is to reduce complaints. This happened with respect to noise but not odour. Hot weather in the European summer had an adverse effect, both in odour production and awareness.

Environmental accidents

There were no serious environmental accidents.

Litigation

There were 21 legal actions during the year. Of these, 11 were social, mainly internal conflicts. Five were legal actions on environmental aspects and the remainder were on a variety of topics such as product labelling.

Licences

No required licences are missing.

Formal notices

No major formal notices were received. Seventy-two formal notices were received for minor non-compliances. In each case, prompt and appropriate action was taken to rectify the situation.

Reporting

Nutreco is committed to reporting on its social and environmental performance on an annual basis. This publication is the fourth Nutreco Social and Environmental report. Nutreco is also practising its declared approach of openness and transparency through the Nutreco website, www.nutreco.com, and the websites of many Nutreco businesses.

A significant number of Nutreco businesses and operating companies now prepare their own individual annual environmental and/or social reports, in some cases these are required by regulatory authorities or as part of a certification such as ISO 14001. A larger proportion have written plans in which environmental and social goals are set.

The following table shows reporting as a percentage of the 103 Nutreco entities. Sixteen of the environmental reports and nine of the social reports are publicly available.

Table 7

REPORTS FROM NUTRECO COMPANIES

	2001	2002	2003
Environmental report	18%	20%	24%
Written environmental goals	33%	31%	48%
Social report	8%	12%	15%
Written social goals	34%	26%	22%

Objectives of 2001 report

Throughout this chapter references were made to progress against the 15 objectives set in 2001. They are listed here, together with the page on which information can be found.

Accidents

Reduction of the number of accidents.

1. In 2002, a reduction of ≥10%.
   Further reduction in the following years. Priority in processing and farming.

2. Establish consistent accident investigation and analyses to enable Nutreco-wide identification of key issues concerning work-related accidents.

See page 22.

Manual Handling

3. Aim for elimination, as soon as reasonably possible, of the handling of weights greater than 25 kg at all current Nutreco plants and sites. It is estimated that a five-year period is appropriate to deal with any business difficulties resulting from setting this standard.

4. Encourage suppliers to eliminate handling of bags and other items of more than 25 kg. Include occupational health and safety aspects in supplier assessment programmes.

5. Establish risk identification and evaluation programmes for health and safety at all Nutreco processing plants, including repetitive strain injuries in order to address the issue effectively and in line with Nutreco Policies. Such programmes must be implemented before 2004.

See page 23.

Environmental issues Nutreco production facilities

6. Establish energy efficiency programmes at all Nutreco operations (before the end of 2005).

7. Establish water consumption efficiency programmes at all Nutreco processing sites (before the end of 2005).

8. Establish waste management and recycling programmes at all Nutreco sites (before the end of 2005).

9. Set more specific objectives concerning environmental issues.

See pages 28-29, 33 et seq.

Biodiversity

10. Establish biodiversity impact assessment tools for aquaculture.

This has been done; see pages 41-42.

Food Safety and Environmental Monitoring

11. Establish and implement Nutreco-wide monitoring programme for issues such as the use of antibiotics and escapes of fish.

These are in place.

HSEQ and Food Safety Systems

12. All Nutreco processing must have HACCP system by the end of 2003. All Nutreco processing must have certified HACCP system by the end of 2005.

13. Increase the number of externally accepted environmental management systems (EMAS, ISO 14001 etc.) in Nutreco, using 2001 figure as the basis.

See page 36.

Nuisance and complaints

14. Reduce complaints from neighbours because of odour and/or noise. Use the 2001 figures as the starting point.

See page 36.

General

15. Improve ratings of Nutreco HSEQ audits. Each individual Nutreco operation audited must, as a minimum, establish an audit rating equal to or higher than the average Nutreco rating in the two years prior to the audit.

See page 27.



AQUACULTURE & SOCIETY

Aquaculture & Society is an important initiative of Nutreco Aquaculture to lead the development of modern aquaculture in the realisation of the Blue Revolution.

Continuous innovations in the crucial performance aspects of modern aquaculture will provide the means for increasing the sustainability of fish farming and fish feed production. Through these advances and from the information generated, Aquaculture & Society can help win the hearts and confidence of consumers, establishing modern aquaculture as an accepted means of providing a substantial volume of nutrition from fish. It will help modern aquaculture fulfil its potential, both as an activity securely rooted in the communities where it is practised and as a valuable contributor to a healthy diet.

Hans den Bieman, Nutreco Aquaculture Chief Operating Officer, launched the initiative at the AquaVision conference in June 2002. He commented, "We accept there are issues in aquaculture that require the industry's attention and effective action. Where appropriate, this should be carried out in cooperation with authorities, relevant NGOs and with the assistance of reputable, independent scientists." Aquaculture & Society transforms modern aquaculture "from being a part of the problem to being part of the solution."

In the months that followed, six key issue clusters were identified. These provide a focus for activities.

1. Sustainability of the fish feed chain.
2. Waste discharge and the biodiversity impact of fish farms.
3. Possible threats to wild salmon from sea lice transfer and escapees.
4. Health & Safety issues: contaminants, use of chemicals, colourants.
5. Animal welfare: density in pens, treatment of fish, harvesting.
6. Social issues: being a good neighbour, treating employees fairly.

Nutreco Aquaculture will encourage other companies associated with aquaculture to participate in the Aquaculture & Society programme.

Code of Practice

An initial Aquaculture & Society project is the preparation of a Code of Practice to help improve and sustain good performance in these clusters. In 2003 a team of senior managers drafted a code that translated the values of the Nutreco Credo into practical terms relating directly to aquaculture. The draft was circulated through the business for comments. The Code of Practice will be finalised in the first part of 2004 and then implemented.

"Aquaculture is the fastest growing food production system in the world and, in many cases, aquaculture is one of the most efficient food production systems as well. WWF's goal is to ensure that aquaculture is sustainable in terms of where it is located, how it is run, and the inputs that it requires.

"Aquaculture can produce high-quality, reliable fish protein in great quantities, and can do so with minimal environmental impacts usually far fewer than other forms of producing animal protein. However, there are consistent areas of concern about aquaculture, and open net finfish production in particular.

"WWF believes that the impacts can be effectively reduced with the help of scientists, industry, NGOs and donors working together to solve the main problems. We hope that Nutreco will continue to support and participate in the WWF-founded, multi-stakeholder Salmon Dialogue, provide technical input into the working groups, and help carry the process further."



Dr. Jason W. Clay,
Vice President,
Center for Conservation
Innovation, WWF-US,
Washington DC.

In 2003 several issue-specific projects were begun or adopted as part of Aquaculture & Society.

1. Sustainability of the fish feed chain

Nutreco has a well-established programme of identification and development of alternative feed raw materials to supplement the supply of fishmeal and fish oils as aquaculture expands. It is accepted that the available amounts of these raw materials will not increase from current levels as they are provided from managed sustainable fisheries, where harvest and availability are held in balance. The proportion used by aquaculture, around one third, may increase as less is used in feeds for land animals. Aquaculture offers a far more efficient means of converting these materials into nutritious food, in comparison with land farming.

The research shows that 50% or more of these marine raw materials can be replaced without compromising the health or quality of the fish, including the presence of omega-3 fatty acids. The topic was reported in detail in



Underwater cameras are used for monitoring.

the Social & Environmental Report 2002, page 23. It was also the subject of a statement by Nutreco in February 2003, which can be found on the website, www.nutreco.com.

In 2003, the percentage of vegetable oils used by Nutreco in fish feeds, over the full year, was lower (3.9%) than it had been in 2002 (11%), for economic reasons. The costs of soya and other vegetable-origin raw materials, the main source of vegetable supplements, were consistently higher than the price of marine oils. World demand for marine oils has not exceeded the available supply and hence they have been competitively priced. Fishmeal and fish oil production on a world scale is relatively stable, and prices reflect demand. The inclusion of fish oil in fish feed provides an effective means of converting this resource, which is readily available, into high-quality and health-promoting food for humans.

At the time of the initial development of modern aquaculture, fish oil was classed as a by-product of fishmeal production. It was described in the FAO Technical Paper T142 in 1986, "Fish oil, previously the main product from raw materials having a high oil content, is now of secondary value." Fish oil was often used as a fuel, for example at fishmeal plants. It is still used as a fuel in some places if no other use can be found. Modern aquaculture has taken this once secondary product and now converts it to nutritious and healthy food. Further information on this topic is provided on the Nutreco website, www.nutreco.com.

Fishmeal origins distribution 2003


Chile
30%
Peru
36%
Norway
16%
Denmark
Iceland
5%
Scotland
3%
Ireland
2%
Faroe
3%
Others
3%

Fish oil origins distribution 2003


Chile
18%
Peru
31%
Norway
13%
USA
Denmark
15%
Iceland
16%
Scotland
2%
Ireland 1%
Others
3%

Maintaining health benefits

Nutreco Aquaculture Research Centre (ARC) and its research partner Ullevål University Hospital in Norway are developing new salmon feeds through trials directly involving cardiac patients. Sixty cardiac patients took part in the 'Fjord to Table' trial in 2003. They were given salmon that had been produced on the potential new diets made using a variety of vegetable-origin materials to supplement marine-resourced materials. Results from the study will help identify which of tomorrow's feed ingredients produce the same heart-friendly salmon as we have today. Nutreco ARC believes that such thoroughness is essential in the search for new raw materials for salmon feed to maintain the healthy profile of farmed salmon.

Sustainable marine resources

Nutreco Aquaculture applies a purchasing policy that requires fishmeal and fish oil to be sourced only from managed and sustainable resources. The world's main supplier, Peru, exemplifies this. In Peru the fishing of the bony pelagic species that are used to produce fishmeal is strictly monitored and controlled by the government agency, IMARPE, which maintains a clear overview of stocks and provides quotas on a species-by-species basis.

In 2003, Nutreco Aquaculture became part of a public-private partnership initiative based in the Netherlands and focused on sustainability of industrial fisheries. Other members include the Dutch Ministry of Foreign Affairs and Development Cooperation and IUCN (International Union for the Conservation of Nature) the Netherlands. The key objective is to promote sustainable production of industrial fisheries in Latin America, in collaboration with interested parties throughout the production chain — such as local fishery businesses, fishmeal companies, government representatives, fisheries scientists and issues interest groups.

Feed conversion

Sustainability in the fish feed chain is further enhanced by continuing improvements in feed conversion ratios achieved through better feed formulation, more efficient feed management and improved health of farmed fish.



The Norwegian Minister of Fisheries, Svein Ludvigsen, officially opening C.A.C.

Nutreco Aquaculture continues to direct R&D resources to these topics. In 2003, Marine Harvest, Skretting and the feed technology company AKVAsmart opened the Centre for Aquaculture Competence (C.A.C.) in Norway. This is the world's largest pilot salmon farm, providing facilities to test products and methods on a commercial scale. The National Institute for Nutrition and Seafood Research (NIFES), the Norwegian National Veterinary Institute, the Norwegian College of Veterinary Medicine, the Stavanger Regional College and the Environmental Foundation Bellona are permanent business partners of C.A.C. The centre was officially opened by Svein Ludvigsen, the Norwegian Minister of Fisheries, in September 2003.

"The Centre for Aquaculture Competence provides a great opportunity to study in a large-scale system the impact of feeds and feeding methods on fish health. It is an excellent way to bring scientists and industry closer together. By working together we can really learn from one another, identify the key problems and find practical solutions."



Brit Hjeltnes, Deputy Director, National Veterinary Institute, Norway: responsible for studies on fish and shellfish health and for regional laboratories.

2. Waste discharge and the biodiversity impact of fish farms

Nutreco Aquaculture is active in a project to develop a biodiversity assessment tool, as reported last year (page 22). The project involves Marine Harvest, the Nutreco Health, Safety, Environment and Quality team and the CREM (Consultancy and Research for Environmental Management) environmental consultancy in the Netherlands. Initial development of IBIS (Integral Biodiversity Impacts assessment System for salmon) took place in Scotland, using local marine Harvest sites. The model was tested later in 2003 in the contrasting environment of Marine Harvest salmon farms in Chile. Following revision, it is being assessed in all Nutreco farming regions. When finalised and approved, IBIS-Salmon can be used throughout Marine Harvest. The possibility of making the tool available to others in aquaculture will then be discussed.

The system is designed to complement detailed monitoring, environmental assessment and management systems by ranking the level of observed impact so that it can be communicated objectively to a wider audience. Assessing the level of biodiversity impact is often complicated by the emotional state of the individual, frequently resulting in an inaccurate assessment of actual impact. IBIS-Salmon, as much as is possible, neutralises this by providing the assessor with structured guidelines derived from standards and principals used in the formulation of the most developed systems of industry regulation and codes of practice. Throughout the development of IBIS, the team sought the views of external interested parties.

Marine Harvest Canada, together with First Nation partners, completed a two-year polyculture research project — a development of integrated farming — at the end of 2003. The project examined the relationship of salmon farms with bivalve molluscs. Results will be available in 2004.



Dolphin playing near Marine Harvest Scotland farms.

Freshwater use

Skretting sponsored and participated in the first PROFET workshop, held in April in Denmark. The workshop was on freshwater aquaculture and the use of water. It was the first of a series of PROFET workshops on R&D issues affecting aquaculture and was organised by the Federation of European Aquaculture Producers together with the European Aquaculture Society and AquaTT, with support from the Fisheries Directorate General of the European Commission.

Environmental certification

In October 2003 Marine Harvest Scotland attained certification under ISO 14001, the international standard for environmental management. All operations of Marine Harvest Scotland are included — broodstock, hatcheries, freshwater farms, seawater farms and processing. The assessors commented that it was one of the most interesting and technically challenging assessments they had been involved in. Surveillance assessments will now be made every six months to ensure standards are maintained.

Six other Nutreco Aquaculture business units have 14 ISO 14001 certifications.

Earlier in 2003, Marine Harvest Scotland produced a video of wildlife around its Loch Sunart site. The filming was carried out by a cameraman experienced in filming wildlife, who also is an organic sheep farmer. Although sceptical at first after the project he commented the site was "buzzing with wildlife". This view was endorsed by environmental consultants who conducted surveys on birds and sea mammals around the salmon farm sites in Scotland. The video is used for employees, politicians, schools, wildlife and environmental groups and for exhibitions.

3. Possible threats to wild salmon from sea lice transfer and escapees

Marine Harvest is implementing an internally developed procedure for Integrated Pest Management and Resistance Management strategies to control sea lice at its farms. The procedure was developed through a two-year project and details are available to Marine Harvest sites through the quality management database. It has been designed to be compatible with and adaptable to the various national guidelines and programmes such as Norway's *Nasjonal Handlingsplan mot lus på Laksefisk* (National Action Plan for Combatting Sea Lice in Salmon Farming) and Chile's Caligus Plan.

The procedure combines good husbandry and management practices with biological controls and the optimal use of medicines. This approach helps to maximise the effectiveness of medicines used, prolong their useful life and gives more effective control while minimising environmental inputs.

Marine Harvest continues to take an active role in several projects related to sea lice control and is a member of the Integrated Sea Lice Management action group (ISLM), formed in 1999 in the UK, bringing together aquaculture, government, the pharmaceutical industry and academics. The purpose of ISLM is to promote a sustainable control strategy that satisfies both the farmed and wild fishery interests.

In Norway, Marine Harvest has been awarded a grant for three years from the Norwegian Research Council to further its research on sea lice control using wrasse fish, which feed on the lice. This is together with wrasse producers Villa Leppefisk AS and Norsk Sjømatsenter.

Escapes

Measures are implemented throughout Marine Harvest to minimise and ideally prevent escapes of fish from the farm cages. Even so, accidents can happen. For 2003 it is



Wrasse, a small fish that feeds on sea lice.

necessary to report two incidents in Scotland. An inadequately refurbished net was found to have a hole through which 10,000 fish escaped, and a compressor fire at another site led to the escape of 16,000 salmon. The fire burned through part of a plastic pen, leading to the escape. However, at a third site in Scotland, deliberate sabotage in which some 40 holes were drilled in a pen causing it to sink 20 metres did not lead to any escapes as the pen had a mesh cover. The pen was recovered and all fish survived. In total, in three incidents, 27,050 fish escaped in Scotland. That is 0.263% of the smolts put in the sea. A further 2,629 were reported to have escaped as a result of incidents in the four other production countries.

Salmon restocking schemes

Nutreco Aquaculture is actively involved in several salmon restocking schemes. It has, for example, helped establish the Dutch National Platform for the restoration of salmon stocks in the Rhine and Meuse rivers..The initiative includes NGOs, scientific institutes and anglers associations. Nutreco



Chairman of the Dutch National Platform for Salmon Restoration Jan Terlouw bringing salmon smolt to the river.

Aquaculture businesses in France are cooperating with WWF France to provide and advice for a multi-year project for restocking the River Loire in France.

In Scotland, facilities at Marine Harvest hatcheries are used to produce stocks of wild salmon for use in a number of restocking schemes.

"If fish farming can fit ecologically, then it is the solution to overfishing."



Fred Bloot, Head of Fisheries and Fish Stock Management at NVVS, the Dutch Anglers Association.

Further information can be found on the Nutreco website, www.nutreco.com.

Marine Protection Areas

In February 2003 Nutreco published a statement showing a positive stance with respect to Marine Protection Areas (MPAs), if appropriately applied, in the countries where Nutreco farms fish, such as Canada, Chile, Ireland, Norway and Scotland. MPAs are zones in which critical resources require protection through the management or control of a range of activities. By working constructively with other stakeholders, including industry partners, governments, scientists and environmental groups, Nutreco hopes to contribute to appropriate regulation and responsible actions by the aquaculture industry in the interests of consumers, customers, the environment and society at large. Further information can be found on the Nutreco website, www.nutreco.com.

4. Health & Safety issues

Salmon are rich in omega-3 fatty acids, the importance of which to human health is described in the section on Food Quality on page 50, as is the significance of the levels of contaminants present in farmed fish.

Chemicals

Malachite green is not used at any Marine Harvest site, worldwide. The discontinuation of the use of malachite green as a hatchery disinfectant in Chile is further described on page 62.

Antibiotics and medicines

Concern is sometimes expressed with regard to the use of antibiotics in modern aquaculture. In some cases it is based on a misconception about their use, either that they are used in growth promotion or to prevent the fish from becoming diseased. In fact, antibiotics are only used to treat fish that have developed a disease, as described in the FAO report *The State of World Fisheries 2002*, "Antibiotics are necessary for specific and identified uses in aquaculture... regulations approve the types of antibiotic that can be used, they also usually specify the species, diagnosis, dose, duration and withdrawal period."

In Marine Harvest antibiotics are only used following prescription by a veterinarian, who also specifies the antibiotic to be used. In all cases the full withdrawal period is observed as a minimum and often significantly exceeded.

There was an increased use, compared with 2002, due to a higher presence of diseases that could not be controlled by vaccines, especially in Canada and Chile.

Marine Harvest is working to achieve an ambition of reducing antibiotics usage by 50% over the coming three years through progress in husbandry and vaccine development. In Chile, 90% of the antibiotics used in 2003 were for the treatment of salmonid rickettsial septicaemia (SRS). For the past few years Marine Harvest has been working with animal health companies to develop effective SRS vaccines. In 2004 Marine Harvest is running large-scale trials (around two million smolts) to help identify a vaccine that meets all requirements. A successful vaccine would eventually lead to a 90% reduction in the use of antibiotics. This would match the reduction achieved in Norway, with its longer history of salmon farming. In Norway antibiotics usage has been reduced by 98% between 1990 and the present.

5. Animal welfare

Animal welfare is kept as a high priority in Nutreco Aquaculture.

In 2003, significant advances were achieved through the introductions of well boats and harvesting stations, for example in Scotland and Chile. These bring fish from outlying farms to harvesting stations, carrying them in seawater maintained in conditions to minimise stress. Slaughter procedures at the stations can achieve higher levels of welfare than is possible at the farms.

The new harvesting station at Mallaig in Scotland is using the unique stunning system that in 2002 won Marine Harvest Scotland the prestigious Alistair Mews Award for animal welfare, from the Royal Society for the Prevention of Cruelty to Animals.



The Ronja Commander wellboat brings salmon to the harvesting station at Mallaig.

Nutreco Aquaculture research is currently investigating methods for transporting smolts, as they are transferred from fresh- to seawater, to identify the most welfare positive option.

The draft Code of Practice includes a section specifically addressing animal welfare issues. It states the following objectives: "Wherever our practises infringe on the 'five freedoms' of animals in the case, efforts should be made to achieve improvements."

The five freedoms, as defined by the Farm Animal Welfare Council and relevant to aquaculture, cover freedom from hunger; discomfort; pain, injury or disease; fear and distress; and the freedom to express normal behaviour.

6. Social issues

Neighbourhood communities

Continuing efforts are made throughout Nutreco Aquaculture to develop positive relationships with the communities in which its activities are based.



In Canada, for example, Marine Harvest continues to work at building its relationships with First Nation groups such as Kitasoo/Xaixais and Kyuquot. The business partnership with Kitasoo/Xaixais will celebrate its fifth anniversary in 2004.

Marine Harvest Scotland has a large number of employees that are active in external voluntary work relating to the remoteness of their locations. Organisations include the fire brigade, coastguard, mountain rescue and local councils. Allowances are made in work scheduling and leave of absence to accommodate these activities.



"There are Tiwi experiences of being appreciated for their aboriginal uniqueness. There are no experiences, until the Nutreco visit, of being appreciated as business colleagues in the vibrant world of international trade.

"At Fort William, Tiwi saw plantation forests marching down the hills to the sea cages in the lochs. These were precisely the same activities as their own land-use planning on Bathurst and Melville Island had provided. The community perceptions that sought work and a future for their youth were the same in Scotland as among the Tiwi at home. The Tiwi also identified with community groups that worked hard to provide better lives through meaningful work and the production of quality food that gave pride to the workers involved."

From a report drafted by John Hicks, Secretary of the Tiwi Land Council, following the visit by Tiwi leaders to Nutreco in August 2003. The Tiwi are working with Nutreco to develop barramundi aquaculture off the northern coast of Australia.



Sponsoring

Sponsoring of sports and arts activities in Chile is described on page 64. In Scotland, Marine Harvest has continued to sponsor the Gaelic sport of shinty, as described in previous reports, as well as cycling and junior football. It also continues to support the Hebridean Bottlenose dolphin project. Skretting in Norway continues to support an SOS Children's Village for orphan children in Peru.

Employees

Significant attention is given to providing employees with a safe, healthy work environment, opportunities for personal development and fair treatment concerning wages, work conditions and the termination of employment should that be necessary. Most of these points are covered elsewhere in this report, for example on pages 20-21, where redundancies in Norway and Scotland are discussed. Also, on page 61, in the section on Chile, schemes for housing and further education are referred to.

A decline in the salmon farming activities in Ireland also led to both Skretting Ireland and Marine Harvest Ireland seeking voluntary redundancies.

Aquaculture backed by European Commission and Parliament

In January 2003 a delegation from the European commission visited the Nutreco business unit at Vervins in France and the fish feed plant. The delegation represented DG Fisheries and DG SANCO (Health and Consumer Protection). They were accompanied by representatives of the European compound feed association FEFAC, in the context of setting up a specialised fish feed committee.

Also in January 2003, the European Parliament emphatically supported a report recommending the development of aquaculture in Europe, by 421 votes to seven. In the EU, aquaculture is the strongest growing food sector. Noting that aquaculture suffers from a negative public image of intensive farming as conveyed by various pressure groups, the report recommended "a concerted communication programme to improve the image of the aquaculture sector among opinion formers, the distribution sector and consumers, to inform the public better about the potential and the benefits of the sector."



In February 2003 the European Parliament Fisheries Committee visited Marine Harvest in Chile together with members of the Chilean parliament. Struan Stevenson, President of the European committee commented on the high standards of efficiency and hygiene clearly visible in Chilean aquaculture.

"Aquaculture in Europe represents almost 30% of the total value of fish production, being worth € 2,800 million a year. This is achieved without endangering wild fish stocks or the marine environment. Aquaculture also provides 60,000 jobs, many of which are in regions where alternatives are rare. Increasingly aquaculture offers a means of meeting the demand for fish while allowing natural stocks, such as cod, to recover. Aquaculture R&D is now working on 150 species worldwide."

"The task for Europe is to give aquaculture companies, such as Nutreco, the space and the means to stay economically viable and self reliant — to achieve economic sustainability, not just a balance between production and environmental issues or animal welfare."



Herman Vermeer, Member of the European Parliament and a co-author of a report on the sustainable development of aquaculture.



NUTRECO FOOD QUALITY

Food quality covers a range of characteristics, from safety to flavour, freshness, nutritional value and the means of production. Adverse incidents associated with food safety and the outbreak of diseases such as swine fever and avian influenza have focused the attention of consumers, governments and media on food safety and this is a key area of attention for Nutreco. For that reason, Nutreco has a corporate Food Safety Team led by the Corporate Director Food Safety. The team is active across all businesses, providing advice and ensuring relevant standards and procedures are applied, and actively fostering a food safety culture throughout the company. The Corporate Director Food Safety reports to the CEO.

Food safety measures and standards for procedures and performance will be subject to regular audits.

The Food Safety team monitors the development of food safety legislation and ensures that all businesses are aware of their legal obligations and that appropriate measures and monitoring protocols are in place when new legislation is implemented. It also maintains an awareness of consumer expectations, mainly through feedback from retailers and the company's own research.

The team takes an overview of international, national and internal food quality control and assurance protocols for the Nutreco food value chain activities. Specifically, key activities include relevant risk and issue management, establishing standards for food safety monitoring programmes within Nutreco. Additionally, the team helps steer the implementation of *NuTrace®*, Nutreco's unique overall approach to food chain quality and information (see below), helping to set the minimum standards that are a core feature of *NuTrace*.

Nutritional awareness

In the past year, awareness of the role food plays in public health from a nutritional standpoint has risen sharply.

In many countries attention is being given to the cost of inappropriate diets and obesity, both financial and emotional. Far greater public health benefits can be achieved from a limited budget by tackling this problem than by applying increasingly sensitive analyses to detect ever smaller amounts of contaminants. In the Netherlands, for example, in 2003 the Dutch Ministry of Public Health launched a programme to reduce the intake of total fat, saturated fats and trans-fatty acids. A substantial fund was allocated to the Dutch Nutrition Centre, Voedingscentrum, to raise consumer awareness and to influence food producers. Nutreco has held meetings with representatives of Voedingscentrum.

The activities of Nutreco place the company in a key position in the implementation of changes to food quality and national diets. Several established projects fit well with required changes. Clearly the production of fish, with their valued nutritional characteristics, is helping to meet a growing demand (see below).

There are opportunities for progress in livestock farming as well. For example, a Nutreco programme to breed broiler poultry with a low fat to lean ratio began some years ago. This combines with a feed development project optimising the energy ratio and amino acid balance of poultry feed to match the genetic profile of these broilers. The result is a better quality product, with lower fat content. Additionally, efficient use of nutrients means the birds have a lower output of phosphates and nitrates in the manure.

Easily oxidised

One dilemma facing food companies when implementing changes to fat the content of foods is that the unsaturated fats that are now wanted are more susceptible to oxidation than the saturated fats. This is why fish, rich in polyunsaturated omega-3 fatty acids can rapidly develop off flavours and odours. An equivalent process is found, for example, in ham with a relatively high content of unsaturated fats.

Improving nutritional characteristics in combination with improved freshness and shelf life are the challenges ahead.

NuTrace®

The development of *NuTrace®*, the unique Nutreco food quality programme, was described in the *Social & Environmental Report 2002*, page 24. *NuTrace* provides an excellent means for ensuring food safety and the supply of healthy food.

NuTrace incorporates four fundamental structural components — *NuTrace* Certified Quality, *NuTrace* Monitoring, *NuTrace* Risk Management and *NuTrace* Tracking & Tracing.


nutreco
food
pork
poultry
fish
nuTrace
Our passion for food quality


NuTrace® is based on four pillars
Customer specific
NuTrace Certified Quality
NuTrace Monitoring
NuTrace Risk Management
NuTrace Tracking & Tracing

Collectively they enable Nutreco visibly to fulfil its Mission Statement that it is 'a global food and animal nutrition company, inspired by consumer demands, creating value through sustainable modern aquaculture and agriculture'.

NuTrace Certified Quality is a commitment to internationally recognised quality standards. *NuTrace* Monitoring helps maintain high standards and early warning systems. *NuTrace* Risk Management minimises potential risks while also establishing procedures for swift and decisive action following any adverse event. *NuTrace* Tracking & Tracing provides transparency and information throughout the value chains.

Implementation of *NuTrace* through all Nutreco businesses progressed significantly in 2003, and this first stage should be completed during 2004. It has been accompanied by communication activities to raise awareness of *NuTrace* both inside the company and among customers. Nutreco Aquaculture held a public launch of *NuTrace* during the Brussels Seafood Exposition in May. The launch of *NuTrace* by Nutreco Agriculture was delayed by the outbreak of avian influenza in the Netherlands and Belgium, requiring the diversion of personnel resources. This public launch took place in September.

NuTrace is not a static concept and will continue developing in line with legislation and the views of society, enabling Nutreco to anticipate and meet the food specifications of the future. Maintaining this progress requires contributions from corporate functions including Food Safety, Corporate Communications, HSEQ, IT and Legal as well as the full involvement of the businesses.

The chart of quality certificates on page 36 illustrates one aspect of progress in the implementation of *NuTrace* minimum standards.

"As scientific director of KLICT for the theme of transparency, and as a professor of Information Systems at Wageningen University, I have observed in recent years the commitment of Nutreco to develop and implement a sophisticated tracking & tracing system for all Supply Chain Networks (SCN) they are involved in — aiming to improve and guarantee food safety and to offer transparency to all stakeholders of the SCN. They are regarded as one of the frontrunners in the Netherlands and beyond."



Professor Adrie Beulens,
Wageningen University,
the Netherlands
(KLICT is a Dutch organisation specialising in Chain Networks, Clusters and ICT).

The retailers' view

Albert Heijn

"Food quality and food safety are important issues for retailers and consumers. *NuTrace®* includes a powerful information system that provides details about production and products. Tracking & Tracing is essential for the whole food chain, from consumer to producer. We need that information in the event of a crisis or a query about food quality. Nutreco quality is reliable and Nutreco is a producer we like to work with."



John Oosterhuis,
Senior Quality Manager,
Albert Heijn.

Laurus

"Food safety is a top priority. Following recent food scares customers have lost confidence. What lies behind the *NuTrace®* name — certified quality, monitoring, and tracking & tracing — is important. Our customers have the right to know where the products are coming from and what the background is. We work with Nutreco because we are confident that Nutreco can do the production activities for Laurus better than we could ourselves."



Wilfred van Elzakker,
Director Buying
and Product Range
Management,
Laurus.

FUNDISA seminars focus on food safety

The Spanish food safety foundation, FUNDISA, organised a third annual seminar on food safety in October 2003 in Madrid. FUNDISA was established through an initiative of Nutreco Agri Ibérica. The seminar was officially opened by José Maria Moreno, who is FUNDISA president as well as Managing Director of Nutreco Agri Ibérica.

More than 240 technical and professional people attended the conference, which had the title 'Today's technologies to guarantee food safety'. Delegates came from 112 companies in addition to universities, specialist laboratories and government offices. Sectors represented included poultry and other meats, animal feeds, additives and specialist



ingredients, and suppliers of analytical equipment. This level of interest and the standard of papers presented confirmed the seminar as one of the most relevant meetings on food safety in Spain.

Active involvement by Nutreco companies helps position Nutreco as a company that is strongly motivated to produce and supply feeds and food characterised by high levels of quality and safety for the end consumer.

Papers presented ranged from the theories behind emerging methods to reports of real experience with the latest technologies. They covered control, detection and prevention of microorganisms, xenobiotics and contaminants, and were augmented by a series of poster presentations. The seminar contents were published as a 358-page report.

"It was my pleasure to give the opening presentation at the FUNDISA seminar in October 2003. The presentation was on rapid detection methods and HACCP. This requires a multi-disciplined approach and it is important to have meetings such as FUNDISA to bring people together, and to update them on new approaches."



Dr Stephen Forsythe, Reader in Microbiology, Nottingham Trent University, UK, and a member of the EU Food Safety Authority scientific panel on food additives and related materials.

Raising raw material standards

Nutreco business group Agri Feed Benelux is running a project to raise the standard of feed raw materials from commodities to Nutreco-specific products. The aims are to minimise any involvement in food and feed safety crises, to protect the company's reputation and thus to strengthen the confidence of farmers and others in Nutreco as the safe supplier. Food and feed safety is a sound reason for a farmer to choose Nutreco as feed supplier, because farmers and retail organisations have the same concerns as Nutreco.

The Competence Quality team developed a model to assess objectively the risks associated with any raw material, using a method equivalent to HACCP risk analysis. The study of supply routes and processing is specific to every producer, mill, processing plant and transport system. That is why the raw materials no longer are commodities.

Hendrix UTD and TrusQ

TRUSQ
Feed Safety Program

Hendrix UTD, a business unit of Agri Feed Benelux, joined with five other leading Dutch animal feed companies in the 'TrusQ Feed Safety Program'. The aim is to use systematic screening of suppliers and raw materials to reduce significantly the risk of animal feeds being mixed with unwanted constituents. TrusQ is setting stringent requirements for logistics and production processes for raw material suppliers. These are based on the combined knowledge and experience of quality control in the six companies, which between them hold more than 60% of the Dutch feed market.

"The TrusQ initiative brings benefits for the consumers and the cattle farmers."

LTO Nederland; the Dutch Organisation for Agriculture and Horticulture.

"We are pleasantly surprised and see TrusQ as a further deepening of GMP+."

Productschap Diervoeder; the Animal Feed Product Board for the Netherlands.

Greenline natural alternatives of Trouw Nutrition International

Nutreco has been occupied at its research centres and in Trouw Nutrition International with the development of *Greenline* feed additives as natural alternatives to



antimicrobial growth promoters for some years, see *Nutreco Social & Environmental Report 2001*, page 40. *Greenline* products are now available for cattle, poultry and pig feeds and they are an essential feature of *Greenline* pork products supplied by sister company Hendrix Meat Group. In 2003 trials with formulations for lamb feed were conducted by cooperating universities in the UK and Spain with positive results.

In 2003, Trouw Nutrition Poland won an innovation award for *Greenline Calf* feed at the International Cattle Farm Fair in Poznañ.

The Bosch family farm in southern Germany has a pedigree herd of 180 sows and up to 1,000 piglets. The family also supplies young breeding sows to 40 other farms.

"We have chosen to use feed free of antibiotic growth promoters in anticipation of the phasing out of these feed additives in Europe. *Greenline* products are helping us to meet high expectations from consumers and politicians. The *Greenline* feeds provide a clear benefit by stimulating the natural immunity in the pigs, without risking the development of antibiotic resistance."



Mr Bosch,
Pig Farmer,
Germany.

In December 2003, Trouw Nutrition International secured a license to use patented medium-chain fatty acid (MCFA) technology. Nutreco research has demonstrated that MCFAs can boost the effect of organic acids used in pig and poultry diets, or even replace them. They provide a further tool in the development of health-promoting feeds free from antibiotic growth promoters.

Marine Harvest Ireland wins hygiene award

A new award recognising top standards of hygiene in the food industry in Ireland was won by Marine Harvest Ireland in July 2003 when the processing plant at Rinmore was given the Triple Hygiene Mark. The award is 'triple' because the winning plant must have maintained its high standards for three consecutive years.

Tracing with dots in Hendrix Meat Group

Nutreco has acquired the right to use a patented dot code system of the Dutch state research institute TNO. The dot code is used by Hendrix Meat Group (HMG) to provide a unique identity to various carcase parts in pig processing. It is used in the tracking and tracing system of HMG.

Culinary excellence

In May 2003, Marine Harvest announced that it is working together with the Culinary Institute of Norway (*Gastronomisk Institutt*) to promote interests in and innovative culinary uses of farmed fish.

FISH IS HEALTHY NUTRITION

Fish has been referred to as a nutritious food for many generations. Now through an accumulation of research data there is increasing medical evidence of physical and mental benefits to substantiate this belief. At the same time, other reports draw attention to the presence of contaminants accumulating in the fish food chain. Some examples are described below.

Heart and circulation

The first clues to a connection between eating fish and a healthy heart came in the 1970s from studies of the Inuit



people of Greenland; they eat a diet rich in fish and have fewer heart attacks. Studies monitoring large groups of people over extended time periods have provided further evidence.

One European study followed 1,822 men for 30 years and found that death from coronary heart disease (clogging of the arteries) was 38% lower in men that ate an average of 35g fish a day than it was for men that did not eat fish. Death from heart attacks was 67% lower.

Stroke is another circulation disease. The clearest effects were with strokes due to blood clots. In a US study, 43,671 male health professionals were followed for 10 years. Ischemic stroke (one of the two forms of blood clot stroke) was 43% lower in men that ate fish at least once a month compared with those that ate it less than once a month.

The research literature has many hundreds more papers adding to this evidence.

The American Heart Association recommends two meals a week of fish, preferably oily fish such as salmon. This was endorsed in 2003 by the Office of the US President. A letter to government bodies responsible for dietary advice urged them to draw attention to the fact that omega-3 fatty acids may reduce heart disease. Coronary heart disease kills over 500,000 people each year in the USA, from a population of roughly 280 million.

Food Safety

Farmed fish, especially Atlantic salmon, have been the target of alarmist publicity claiming unsafe levels of organic contaminants are present at disproportionate levels. The contaminants in question are well-known and various government and food safety bodies have set limits that include wide safety margins. Analyses demonstrate that fish from modern aquaculture farms do not have higher levels of these contaminants than other fish from the same regions. See *Nutreco Social & Environmental Report 2002*, page 50. The distribution of most contaminants reflects their industrial origins and is higher in regions that are industrially developed.

When an article entitled 'Global Assessment of Organic Contaminants in Farmed Salmon' was published in the American journal Science on Friday 9 January 2004 it was accompanied by an expensive international PR campaign to highlight some alarmist conclusions.

In fact, the article provided no new information. All the contaminant levels it reported were low trace levels; below specified safety limits and totally in line with previously published data. The article has been widely criticised and contradicted by nutrition experts and food safety agencies.

For example, the French food safety agency and the Food Standards Agency in the UK both reacted by stressing that the proven benefits of oily fish far outweigh the theoretical risks. They both restated their recommendations that people should eat fish twice a week to benefit from the omega-3 fatty acids typical of oily fish such as salmon.



The Dutch Food and Consumer Product Safety Authority (VWA) stated, "Eating fish regularly has more health advantages than disadvantages. Fish contains a type of fatty acids that have a positive effect on heart and blood vessels." The Dutch Nutrition Centre (Voedingscentrum) commented that the research provided no new insights and that the figures were below EU and WHO limits, adding, "Scientific research has proven that eating fish on a regular basis lowers the risk of a heart attack."

In the United States, the FDA responded promptly to the publication by stating that, "The levels of pollutants found in salmon are too low for serious concern." The Agency then urged Americans not to let the report frighten them into a diet change.

The Norwegian Institute of Nutrition and Seafood Research stated there are no reasons to be concerned about eating Norwegian salmon and continues to recommend the consumption of fish, including farmed salmon.

Dr Walter Willett, Chairman of the Department of Nutrition at the Harvard School of Public Health, is quoted in the Spring 2004 issue of *Eating Well* magazine; *"Consumers should pay no attention to the recent alarmist reports on PCBs in farmed salmon. There is no evidence to show that these low levels of PCBs have any impact on human health... Salmon will continue to be on my weekly plate, and it will almost always be farmed."*

Actions and monitoring for dioxins and PCBs

Nutreco Aquaculture runs hundreds of analyses every year of raw materials, feeds and fish for dioxins and PCBs. There is a clear decrease of levels in feed, reflecting actions being taken by the company and the continuing fall in background levels, by more than 50% over the past ten years. A consequent decrease of levels in farmed salmon is also being observed.

Analyses of Marine Harvest salmon show a total level of dioxins, and furans, of 0.1 – 0.4 pg/g. These figures are less than half those published in 2000 by the Dutch institute for fisheries research, RIVO, for farmed salmon from Scotland and Norway, as part of a survey of some 40 different fish and seafood species.

The levels detected in the Marine Harvest salmon meet the EU limits of 2002 and those of 2004, when dioxin-like PCBs will be included.

Key results from analyses are shown below. The contents are given in picograms (of toxic equivalence – TEQ – as defined by the WHO) per gram fish.

European Union Food Safety Standards

Table 1

	Content of dioxins + furans pg/g fresh weight
EU from 1 July 2002 Muscle meat of fish and fishery products and products thereof	4.00
Marine Harvest Salmon Average from analyses in certified Nutreco laboratories in 2002	0.8
Average in 2003	0.3

There are clear regional differences, reflecting the differences in impact of human activities on the regional environment and therefore on the marine raw materials used in the fish feed. These are apparent in the averages of the Nutreco test results for the regions Chile, Europe and Canada:

Table 2

	2002 Dioxins + furans TEQ pg/g fresh weight	2003 Dioxins + furans TEQ pg/g fresh weight	2003 Dioxin-like like PCB TEQ pg/g fresh weight
Chile	< 0.3	0.1	0.4
Europe	1.0	0.4	1.2
Canada	0.7	0.2	0.5
EU limit	4.00	4.0	No limit

North Atlantic fish oil contains on average a higher level of dioxin than oil from South America.

The following table indicates the impact of bringing in the dioxin-like PCBs (as in the EU limits for 2004).

Table 3

	Content of dioxins + furans TEQ pg/g	Content dioxin-like PCBs TEQ pg/g	Total TEQ pg/g
Marine Harvest 2003	0.3	0.9	1.2

TEQ: total concentration in toxic equivalents of 2,3,7,8-TCDD (TEQ) using the WHO Toxic Equivalency Factors (WHO-TEF).

It is clear from the above figures that farmed salmon, as represented by the products of Marine Harvest, comfortably meet all current and expected safety limits. Even so, Nutreco will continue activities to reduce these levels further.

Heavy metals

Marine Harvest companies monitor for heavy metals. The average results in 2003 in mg/kg were as follows, with the EU limit shown in brackets: mercury 0.01 (0.5), lead none detected (0.2), cadmium none detected (0.05), arsenic (treated as a heavy metal) 0.6 (no limit).

Flame retardants

Scientific research teams recently have turned their attention to the presence of flame retardants (also referred to as fire retardants) in the environment and in food, including fish.

Several groups of chemicals are used as flame retardants but the most commonly used group is referred to as PBDEs, polybrominated diphenyl ethers. Surveys indicate the levels of PBDEs in the environment are rising and they have become a focus for attention in terms of food safety, although at present no statutory or advisory limits exist.

Nutreco Aquaculture has been aware of the presence of PBDEs in the environment for some years and first analysed raw materials, feeds and fish for their presence in 2001. The levels found did not give cause for concern. Because of the growing attention to PBDEs and food safety, from the beginning of 2004 Nutreco Aquaculture instituted analyses for PBDEs as a matter of routine for raw materials, feeds and fish.

The Nutreco food safety team is in close contact with specialists in the assessment of PBDEs as a potential hazard. Information gathered combined with the knowledge that Nutreco Aquaculture is building will enable the company to ensure its feeds and fish comply with forthcoming legislation or advisories.

Further health benefits of fish

Research is identifying a series of health benefits in addition to the cardio-vascular benefits described above.

Omega-3 fatty acids have proved efficacious in inflammatory diseases. A recent review of available data looked at 100 research publications on conditions such as rheumatoid arthritis, Crohn's disease and psoriasis. The authors concluded, "Many of the placebo-controlled trials of fish oil in chronic inflammatory diseases reveal significant benefit, including decreased disease activity and a lowered use of anti-inflammatory drugs."



Research relating omega-3 fatty acids with mental health covers a vast array of topics, from depression through learning and behavioural difficulties to dementia.

Other research papers have linked benefits and omega-3 fatty acids with many other conditions including ear infections, osteoarthritis, chronic fatigue syndrome, failing eyesight in old age and benefits for kidney dialysis and intensive care patients.

In a joint consumption advisory on mercury in fish published by the EPA and FDA in March 2004, consumers are advised to eat up to two average meals a week of a variety of fish and shellfish low in mercury. The five fish specifically mentioned as low in mercury are shrimp, canned light tuna, salmon, pollock and catfish.

This section is based on an extensive review of published research.



NUTRECO IN THE COMMUNITY

Nutreco believes that the presence of any Nutreco business or operating company should benefit the community in which it is located. Benefit is provided by its contribution to the local economy, through employment and purchasing, and by using its knowledge to the advantage of that community.

An extract from the Nutreco Credo.

Debating the future of livestock farming

Following the outbreak of avian influenza in the Netherlands in 2003, and its impact on farming, the Wageningen University & Research Centre initiated a study on the future of intensive livestock production in the Netherlands. The study team was led by Leo den Hartog, Director of R&D Nutreco Agriculture, who is also a visiting professor at the university.

The group's report was presented to the Dutch government, which then launched a national debate. Four separate open debates were held around the Netherlands, followed by a closing debate in November. Professor den Hartog and Wout Dekker, Nutreco CEO, were both invited to participate in these debates because of their experience in agriculture and the status of Nutreco. The regional debates were open to all stakeholders and attracted audiences (100 to 150) of consumers, farmers, retailers and people from agricultural businesses.

In a follow-up action, the Minister of Agriculture asked Professor den Hartog to chair an expert group, based at Wageningen, to review national legislation and identify points at which it may inhibit innovation to improve livestock production. The objective is to stimulate innovation throughout the value chains while maintaining adequate control.

"There is a future for a market-oriented poultry sector that shapes ecological and social sustainability with recognisable products of high-quality. That is the conclusion we draw from the debate on the future of Dutch intensive animal husbandry that our ministry organised in the second half of 2003.

"This future will not be determined by government. The different partners in the poultry-chain, including consumers, should steer for sustainable development. I trust Nutreco, as an important player in the Northwest European market, will continue to involve stakeholders in this process. Within the borders of the public interest we will indicate directions and create room for players. And we will monitor the actions taken by all stakeholders."



Renée Bergkamp,
Director-General
Ministry of Agriculture,
the Netherlands.

Discussions on fish feed sustainability

Nutreco Corporate Director Food Safety Dr Reid Hole presented information to a European Parliament public hearing, 'The Fishmeal and Fish Oil Industry – An International Perspective', which was organised in Brussels in April 2003 by the Committee on Fisheries. Dr Hole said it was essential that the suppliers of fishmeal and fish oil could continue to operate in a sustainable manner. Modern aquaculture had taken on the responsibility to invest in identifying alternative raw materials to enable further expansion without increasing demand for fishmeal and fish oil. He noted that the expansion of aquaculture over the past 20 years had not led to an increase in their production.

Viggo Halseth, Managing Director of Nutreco Aquaculture Research Centre, was a member of the steering group that organised the SeaFeeds workshop at the Stirling Management Venture in Scotland in April 2003. He also participated in the workshop, which was sponsored by the European Union and examined the challenges in obtaining sustainable fish feed raw materials for the further growth of aquaculture.

Alberto Allodi, the Managing Director of Skretting Europe – East Mediterranean, was elected chairman of the newly formed Specialist Committee on Fish Feed of FEFAC, the European compound feed association. Other Nutreco representatives on the committee are Viggo Halseth, from


Reid Hole


Viggo Halseth

Norway, and Arjen Roem, Nutrition Manager of Skretting Europe, who is representing the Netherlands.

Participating in related organisations

A number of Nutreco employees are active in the management of related organisations, such as research centres, and in providing advice. For example, Dr Reid Hole is Chairman of the Management Board at Akvaforsk — Institute of Aquaculture Research, located at the Agriculture University of Norway.

"The presence of external board members is valuable for the development of this research institute. If we only focus on what we as researchers find interesting, it may not be of any use and that would diminish the justification for our existence.

"Dr Hole comes from the commercial world. He is able to bring insight and advice to help us set research priorities that are valid for the long term. Also, the fact that a major company in the industry believes it worthwhile to allocate this time to Akvaforsk adds credibility to the work of the institute."



Bjorn Skjævestad,
General Manager,
Akvaforsk, Norway.

Dialogues and debates

Throughout 2003, Nutreco has continued its programme of dialogues with a wide range of stakeholders, as described in the report of 2002, page 14 and in the introduction to this section, page 15. Participation the representation of aquaculture in debates and committees is mentioned in Aquaculture & Society on page 38.

Nutreco continues to be a member of the World Business Council on Sustainable Development and to participate in conferences and debates organised by the Council. The company also contributed to the 2003 review of the Global Reporting Initiative guidelines on sustainability reporting.

Report assessments

The *Nutreco Social & Environmental Report 2002* was given positive assessments and an award in 2003.

A jury acting on behalf of the Dutch associations of Environmental Accountancy and Chartered Accountants selected Nutreco for the best social reporting among Dutch companies in 2003. The award was presented in December 2003 at Dutch Ministry of Economic Affairs. A total of 45 company reports were entered.

"Transparency is an important part of Corporate Social Responsibility. Nutreco is to be congratulated on its 2002 report, which openly describes its socio-ethical and environmental performances. The company is not afraid to share dilemmas. In the foreword, Nutreco management shows its commitment, and the report gives comprehensive attention to the value chain."



Karien van Gennip, Secretary of State for Economic Affairs, the Netherlands, who presented to Nutreco the ACC Award for the Best Social Report.

VBDO (the Dutch Association of Social and Sustainable Investors/Investors for Sustainable Development) ranked Nutreco second overall in a review of transparency and reporting with respect to the Global Reporting Initiative guidelines. A total of 54 companies represented on the Amsterdam stock exchange were assessed.

In October 2003, Nutreco qualified for inclusion on the Kempen Capital Management sustainable smallcap index.

Local community actions

On a smaller scale, Nutreco companies often play an active role in their local communities. Often this is in the form of sponsorship, product donation or the time of employees. Sponsorships cover a wide range of topics including sports, the arts, education, wildlife and support for charities, both near and far.

In 2003, Nutreco companies reported a total of € 671,795 in contributions, of which € 434,000 was to support local events and community activities.

Farms that care

In the Netherlands an organisation called Landelijk Steunpunt & Zorg (Rural Support & Care) helps to organise a network of around 400 farms that provide constructive and therapeutic activities and rehabilitation for people with physical or psychological difficulties. To help continue their activities, these farms encourage local companies to participate through a scheme that involves employees working for a day on the farm to implement a scheme agreed between the farm and the company in advance. The company also helps provide necessary materials and equipment.

Hendrix UTD began a programme of actions with these farms in 2003 and has identified more benefits than expected, including increased morale and greater integration between employees. More than 40 farms were visited in 2003. Each year Hendrix UTD employees select one of themselves, a customer and a well-known figure to receive a Passion Award for their commitment and enthusiasm.

"Hendrix UTD not only cares about financial results but also has an eye for the personal concerns of people working here. We see this in the 'Passion Award' and in the 'Klaar een klus' (do an odd job) project in which we provided practical help for care farmers and their clients."



Evert van Grootheest; Hendrix UTD employee and winner of the 'Kernwaarden Award Passie' (Core values Passion award) because of his commitment to, and his involvement with, mentally handicapped people.

"The Hendrix UTD team moved mountains on our care farm. But the best feature was the way the people we have on our farm could participate. This form of integration was the biggest gain. We still talk about it here."
Frans Reimert



Frans Reimert, in the red shirt, with volunteers from Hendrix UTD working at 'Rond-Umme' care farm in Haarle, where mentally handicapped are offered a meaningful way to spend their days.

"It is surprising how Hendrix UTD can bring extra value to an agricultural business in an enjoyable way. The advisors are very able in technical and financial matters, but they are also concerned with the social aspects of an agricultural business."



Erik and Joke Ruesink; dairy and pig farmers in Aalten and winners of the Hendrix UTD 'Kernwaarden Award Passie' (Core Values Passion Award) for their indefatigable commitment to bringing the agricultural sector closer to the community, for example, they organise an annual three-day 'Farm & Country Fair' on their farm.

Scottish Business Challenge

For the third year in succession, Marine Harvest Scotland won the Scottish Business Challenge. This is a two-day competition where companies from across the country help to raise money for disadvantaged children.

The five-person team came from sales, processing and farms to undertake physical and mental tasks requiring initiative, creativity and teamwork.

Winning with halibut

Marine Harvest Scotland in Fort William has sponsored the local rounds of the Young Chef of the Year competition for the past three years. The 2003 winner, Emma Boulton, prepared a dish using halibut farmed by Marine Harvest in Scotland. This was her second win; previously she won with a Marine Harvest salmon. In recognition of her achievement, her school, Lochaber High School, organised a cookery demonstration evening that teamed her with local Michelin star chef Alan Donald of the Ballachulish House Hotel. The evening included a discussion on the health aspects of fish and merits of farmed salmon and halibut.



Young chef Emma Boulton with Lochaber High School chef Richard Bunney (left) and Michelin star chef Alan Donald of the Ballachulish House Hotel.

Women poets

Nutreco Aquaculture sponsored the publication of a bilingual book of poetry, 'Latitudes Extremas – Ytterkanter', from women poets in Chile and Norway, reflecting the involvement of the company in these two countries.

Aquaculture & Society

Further community projects are described in the section Aquaculture & Society which starts on page 38.

Products and knowledge

"First-class technical support from Nutreco, together with the best quality products, provides Servolux with a strong position in the market of Belarus. Nutreco helps us contribute significantly to raising standards in the national agricultural industry.

"Servolux cooperates with several businesses of the Nutreco group of companies including Trouw Nutrition International, Hybro, Hypor and Hendrix Poultry Breeders. We are in contact on a daily basis. Through them we have access to information and state-of-the-art technologies for compound feed formulation and to the latest understanding of poultry and pig genetics."



Evgueni Baskin, Director of Servolux: the largest non-state agricultural and textile producer and trader in the Republic of Belarus and an authorised Nutreco distributor.



NUTRECO IN CHILE – CORPORATE SOCIAL RESPONSIBILITY IN ACTION

Nutreco has a range of activities in Chile, mainly in Region X. It employs almost 2,900 people in Chile — 22.5% of Nutreco employees and, by a narrow margin, the second largest proportion in one country. In addition, the activities of Nutreco's two businesses, Skretting and Marine Harvest, provide further employment for many people through supplier companies and through the money brought to the region in wages.

The company's connections with Chile date from 1988. BP Nutrition, later to become Nutreco, took shares in Trouw Suralim (fish feeds) and bought Mares Australes (salmon farming). They became part of Nutreco when it was founded in 1994. In 1999 Nutreco acquired Marine Harvest McConnell in Chile and Scotland. Mares Australes and Marine Harvest McConnell were merged to become Marine Harvest Chile. Both Skretting Chile and Marine Harvest Chile are based in the regional capital, Puerto Montt.

In Chile, as elsewhere, Nutreco has a clear focus on developing sustainable operations. The position of being a leader is treated responsibly through openness, providing a good example and helping to coordinate industry-wide initiatives.

Skretting is Chile's leading supplier of fish feed, using fishmeal and fish oil from managed fisheries off the coasts of Chile and Peru. Production is at plants in Osorno and Pargua, which is close to the many fish farming sites on Chiloé Island. The feeds are supplied to fish farming operations in the region, including those of sister company Marine Harvest. Skretting is actively developing the inclusion of greater proportions of feed raw materials from vegetable sources. Raw materials used in the feeds include an increasing amount of the produce of agriculture in Chile. Further information on sustainability in the fish feed chain can be found in Aquaculture & Society on page 39.

The fish raised by Marine Harvest Chile represent approximately 30% of the worldwide production of salmonids by Marine Harvest — they include Atlantic salmon, Coho and trout. Marine Harvest Chile has more than a dozen hatchery facilities and freshwater sites for raising young fish. It has around 30 seawater sites for growing the fish to harvest, many of them on the coast of Chiloé Island. Marine Harvest Chile has two fish processing plants in Puerto Montt called El Teniente and Chamiza. Fish and fish products supplied by Marine Harvest Chile are exported mainly to the United States but also to Japan and within South America.

The Nutreco companies in Chile have a range of administrative activities concerned with food quality, environmental performance, human resources, financial management, export of produce and new product development.

Both Skretting Chile and Marine Harvest Chile were subject to HSEQ inspections in 2003. Full audits are scheduled for 2004.

An introduction to Chile

Chile lies along the western coast of South America. It is 4,270 km in length, averages 180 km in width to give an area of 757,000 sq km and it has a population of around 15.6 million. In recent years Chile has experienced significant development. Since 1990 the gross national income per capita has more than doubled to more than $4,500 a year, and poverty has been more than halved. Comparative factors such as enrolment in primary education, youth literacy, infant mortality and life expectancy (75.7 yrs) have all improved to be close to those of industrialised countries.

The Andes mountain chain runs the length of Chile, along the border with Argentina. A coastal mountain range in the north creates a central valley. This dips beneath the sea at Puerto Montt and the coastal mountains continue to the south as a series of islands. These islands and the coastal fjords provide optimum geography for aquaculture.

The aquaculture activities of Chile are focused in the city of Puerto Montt, roughly 1,000 km south of the capital Santiago.

Vegetable raw materials

Supplementing marine raw materials in salmon feed with alternatives of vegetable origin has become a key discussion topic in Chile in 2003. For Chile the benefit would be twofold: greater use of vegetable materials in salmon feed would improve the sustainability of modern aquaculture and it would increase the financial status of agriculture in the southern regions of the country. During 2003, the Chilean Minister of Agriculture supported several research projects to investigate the potential for this approach.

Skretting participated in the public discussions on the use of vegetable raw materials, and José Miguel Barriga, the General Manager, was interviewed by El Mercurio, the leading Chilean newspaper. He also took part in a seminar organised by the Chilean government for all stakeholders to express their views. At the seminar, the Minister of Agriculture stressed the importance of establishing a close relationship between farmers, feed producers and salmon companies. Skretting is taking a leading role in bringing these ideas to reality.

OECD investigation and report

At the end of August 2002, Friends of the Earth Netherlands (Milieudefensie) together with Ecoceanos, a similar Chilean organisation, registered a formal complaint against Marine Harvest Chile. This occurred at the Punto Nacional de Contacto (PNC; National Contact Point) for the Organisation for Economic Cooperation and Development (OECD) in Chile — a department of the Ministry of Foreign Affairs. The complaint contended that Marine Harvest Chile did not meet the guidelines for multinational enterprises as prepared by the OECD. It was the first time in Chile's history that an NGO accused a company in such a serious manner, and over such a wide range of non-compliances with the OECD guidelines. In fact, this was the first claim received by the Chilean OECD office. Clearly these NGOs selected Marine Harvest from the Chilean fish farming companies for its leadership position and for setting examples that could influence the entire industry.

Direct dialogues between Nutreco and these organisations largely resolved the reported non-compliances, showing them to be mistaken. However, the OECD office in Chile had a responsibility to clarify circumstances relating to the complaints.

The report was published in November 2003, after 15 months of investigation. It stated that Nutreco and Marine Harvest do not deviate from OECD guidelines with regard to labour, legal and environmental aspects of their activities in Chile. The report provides a substantiated opinion that is valid internationally, because of the quality of the PNC and because it followed a procedure specified by the OECD.

Dialogues

The PNC report opened a process of formal dialogue between stakeholders and specified that it be coordinated by the Director of the Servicio Nacional de Pesca (SERNAPESCA = National Fishery Service) of the tenth region. Additionally, a project proposed by Marine Harvest will evaluate the social and environmental impact of aquaculture.

The first meeting was in December 2003, followed by two small committee meetings to resolve specific issues. One of these concerns an anti-theft perimeter tube at the Marine Harvest Domeyko hatchery. The tube has now been adjusted to fit within the size of the concession. At the second meeting it was seen that Marine Harvest is one of only two companies in the Region to request certificates of 'Labour Behaviour' with respect to the correct employment of labour by subcontractors.

"About the attitude of Marine Harvest with regard to this process; contacts were always good and from the start I always encountered a willingness to cooperate.

"Marine Harvest is a pioneering company on the international market and a leader in its sector. In the area where its activities are located, mainly Region X, it effectively plays a leadership role. It is a significant company and a benchmark in the Region.

"But as a leader, Marine Harvest also bears a greater responsibility to be a good example to the others."



Claudio Rojas,
Head OECD Department,
Ministry of Foreign Affairs,
National Contact Point,
Chile.

Nutreco people in Chile

Skretting in Chile employs 436 people at the two plants; 347 are on permanent contracts and 89 on temporary contracts, 180 are members of trades unions. The lowest rate of pay is 2.29 times the minimum wage. When the new plant at Pargua came into operation during September 2003, Skretting moved more than 60 people from Osorno to Puerto Montt, from where they can work in the new plant. Help was provided with financing and acquiring houses in Puerto Montt. An average of 28 hours was spent in training during 2003. The most recent employee satisfaction survey was in 2002.

Marine Harvest Chile employs 2,439 people at the hatcheries, farms and processing plants, 2,145 are on permanent contracts and 294 are on temporary contracts, 1,180 are members of trades unions. Following the acquisition of the Chamiza processing plant by Marine Harvest Chile in September 2002, the employees who were on temporary contracts were offered full employment in Marine Harvest. The lowest rate of pay is 1.2 times the minimum wage. An average of 11.6 hours was spent in training in 2003. The most recent employee satisfaction survey was in 2003.

Both companies have introduced extensive accident recording, investigation and reporting procedures, in line with best practices found in the EU. They both have risk identification and evaluation programmes and initiatives to identify, monitor and prevent the occurrence of repetitive strain injuries (RSI). Employees in fish processing plants, for example, take regular exercise breaks during the work shift to reduce the likelihood of RSIs.

Environmentalists visit

In March 2003 Marine Harvest hosted a visit by environmental activist Jim Fulton, Executive Director of the David Suzuki Foundation, based in Canada. He was accompanied by Rodrigo Pizarro, Research Director (now Executive Director) of the Terram Foundation in Chile. Jim Fulton can be seen here in the foreground on the way to the Huelmo site, south of Puerto Montt. After expressing his views and concerns on the future of aquaculture, Jim Fulton also complimented Nutreco companies in Chile for their openness. The Nutreco companies in Chile meet regularly with Terram as part of their stakeholder dialogue programme.





Marine Harvest, as a major employer, is able to use its influence with building companies and local banks to help employees become homeowners in a local housing development. The company also provides financial support.

Wage negotiations and strikes

It is regular practice in Chile for unions to call a strike as part of the conventional negotiation process with respect to pay and employment conditions.

Part of the workforce at the Skretting feed plants went on strike in 2003, 9–14 April, to demonstrate an objection by the union to a proposed variable component in their wages. Subsequently the employees recognised that there were positive aspects to the proposal and now have better wages than those requested by the union.

Negotiations on pay in Marine Harvest took place in October and November following discussions with union leaders. Initial demands were backed by the threat of a strike. However, following further negotiations and assessments of the company offer by local government officials and the Ministry of Labour, the new wage deal was agreed — 11% over three years — and no strike took place.

Extra benefits

In efforts to ensure the employees of the companies are able to achieve their potential and to provide them with long-term career prospects in Nutreco, a series of further benefits and services are provided.

Over the past few years more than 360 employees have been encouraged and helped in completing school studies that they may have curtailed for economic reasons. This is described in previous Social & Environmental Reports. Most of the employees that were able to benefit have completed the studies. Several are currently being supported for a two-year period while they study for diplomas at university.

Marine Harvest Chile has introduced a mobile dental clinic for employees. This specially converted vehicle visits the processing plants and fish production sites.

Both Marine Harvest and Skretting have established health agreements with clinics and hospitals in the X Region in order to get benefit and discounts for employees.

Pregnant women in Marine Harvest have a special benefit, which is permanently recognised by Chilean Labour authorities. From the fifth month of pregnancy, women employed in farming and processing sites work half days on full pay. This benefit is only offered by Marine Harvest Chile and is significantly beyond the requirements of Chilean law.

Marine Harvest and Skretting employees also have access to life insurance and bonus schemes.



Marine Harvest, in particular, has been developing cultural, recreational and sports activities annually for employees and their families. These children from many locations in the X region enjoyed their four-day Summer Camp at the end of the school year.

Sustainability of operations in Chile

New environmental standards, RAMA, were officially published in February 2003 in Chile. They require all aquaculture companies to provide the authorities with a range of environmental information and monitoring results for every site. Poor environmental performance could result in measures being taken against sites, such as reduced production or even closure. Formal monitoring began at the end of the 2003. The first year in which the new rules are valid is 2004.

The Chilean government is developing a National Aquaculture Policy, based on the experience of recent years. As part of the development process the government has opened wide-ranging discussions with all companies and stakeholders. Nutreco companies are taking an active role.

The feed plant in Osorno has ISO 9001 and ISO 14001 certificates. Pargua should have these by the end of 2004. The fish processing plants have ISO 9001 and HACCP certificates and are aiming to have ISO 14001 certification by the end of 2004. All plants have waste management programmes and are developing programmes to improve energy efficiency and water consumption efficiency.

Biodiversity impact assessment

Marine Harvest is developing a biodiversity impact assessment tool, IBIS — see Aquaculture & Society on page 41. The purpose is to provide an objective measure of the impact of aquaculture sites. A preliminary version of IBIS was tested in Chile in 2003.

Among other information, the trials indicated that Marine Harvest maintains higher standards than other operators in the regions where the trials were conducted. Trial sites included a hatchery, freshwater cage site and marine farms in three locations.

Malachite green

During 2003 the fungicide malachite green became a prominent topic because its metabolite, leucomalachite green, was detected in two shipments of salmon from Chile to Europe.

Malachite green (triphenyl methane) is an organic dye that produces a brilliant green colour. It was widely used in fish farming as a general hatchery disinfectant, notably to prevent fungal outbreaks on the eggs and juveniles. For a period in Chile the official status of malachite green for application in aquaculture was unclear. It was in January 2002 that the product was officially banned. SalmonChile, the Chilean Salmon Producers Association, announced the new regulation in April 2003. During this interim period the product was used by Marine Harvest Chile only in emergency situations. Following the retention of shipments to Europe, the use was stopped totally.

To address the confusion relating to different detection and tolerance levels in Europe, the EU Commission set an EU-wide tolerance level of 2 ppb (parts per billion) in December 2003.

Improving freshwater lakes



Lakes on which some freshwater cage sites are located may also be used for recreation. At these sites Marine Harvest has implemented feeding control systems and rotation in the use of cages, with excellent results in reducing environmental impact. Lights used for photoperiod control are being replaced with underwater lighting, to be less noticeable.

Reducing noise at seawater sites

A number of seawater sites use semi-automatic feeding equipment that is powered using generators. Although the noise levels do not exceed legal limitations, Marine Harvest is aiming to reduce them. Trials were initiated at two sites in 2003 to test underwater power cables running from the mains supply lines. If these are successful, approximately 80% of the sites can be converted.

Feed plant applies positive practices

The new feed plant in Pargua began production in 2003, though the official opening was in April 2004. In addition to using the latest technology such as VESDA (very early smoke detection apparatus), environmental performance has been a high priority throughout the design and construction with, for example, measures taken to avoid disruption to local wildlife (see *Nutreco Social & Environmental Report 2001* page 50). The environmental impact study for the new plant required input from 32 government services.

The plant has been equipped with odour control using wood chip filters, proven to be effective at the Puerto Montt



The Chilean President, Ricardo Lagos, cutting the ribbon together with José Miguel Barriga, Managing Director of Skretting Chile, left, and Wout Dekker, CEO of Nutreco, right.

plant, and beds of bull rushes are used to treat waste water. Both methods are unique in the region. Similar odour control biofilters are being installed at the Osorno plant.

From the outset of planning, Skretting adopted a positive policy towards the local community, for example by becoming rapidly involved in sponsoring local activities and recruiting people from the Pargua community. Other people employed at the plant were transferred from the plant in Osorno.

Thesis competition reduces waste

Marine Harvest launched an Environmental Thesis Grant for students in their final years at several universities in Chile. The 2003 winner was Raúl Palma, from the Catholic University of Temuco. He presented a project entitled 'Taking advantage of organic effluent from salmon hatchery installations for the farming of southern river prawn'. The project was implemented in the Rio Pescado hatchery, near to Puerto Varas, and should be completed in April 2004.

Clean Production Agreement

The salmon production industry in Chile collectively signed a Clean Production Agreement to last for two years. To provide continuity beyond that, SalmonChile, the producers' association, is developing SIGES (Sistema Integrado de Gestión – integrated management system). Both Marine Harvest Chile and Skretting in Chile are members of SalmonChile. Skretting joined in 2003. Marine Harvest is a member of the board.

SIGES integrates issues related to Quality, Environment and Safety, Security and Health. Marine Harvest Chile is participating fully in the project as an industry leader, which already has ISO 9001 certification and will be audited for ISO 14001 in 2004.

Skretting has both ISO 9001 and ISO 14001 certifications and was the first fish feed company in Chile to obtain them.

In May 2003, SalmonChile and the Chilean National Environmental Commission signed an agreement that will strengthen and increase transparency concerning the environmental performance of the salmon industry.

Food quality in Chile

The primary responsibility for Nutreco companies anywhere is to ensure products are safe and conform to regulations in production and market countries. Because Skretting and Marine Harvest Chile are supplying many national markets, indirectly or directly, the regulations observed can be complex. Regulations in Chile, the United States, Europe and Japan potentially are all relevant to any product batch.

"The main complexity facing us today is the difference in regulations between countries. For example, a product that is permitted in Chile may not be authorised in another market. This is further complicated by differing tolerance limits in different markets and rapidly developing analytical technology that detects ever lower levels."



Andres Johnson, Managing Director, Marine Harvest Chile.

"The fish feed business has become more complex through greater attention to food safety issues at the same time as there is increasing concern over raw materials being used. Whereas two years ago customers focused on production, now the role of feed as part of the salmon value chain is more prominent."



José Miguel Barriga, Managing Director, Skretting Chile.

Nutreco and the Chilean community



The Nutreco businesses in Chile provided the equivalent of € 109,000 in sponsorship within Chile during 2003. They provided support, for example through donations of salmon products, to orphanages and nursing homes for the elderly. In addition, they contribute to the building of schools, hospitals, libraries and churches as well as road building.

Sports and culture sponsoring included the professional football team of Puerto Montt, Deportes Puerto Montt. The sponsoring began in 2003 and will continue in 2004. It is the first time a salmon company has taken on sponsoring at this high level. Marine Harvest also sponsored the Music Festival in Frutillar, and Skretting was a main sponsor of a six-week season of International Theatre hosted by Puerto Montt and backed by the University of Chile. The tour brings theatre companies from around the world to all parts of the region.

Clean beaches



Marine Harvest Chile has been running a Clean Beaches programme since 1992. This has the support of the National Environmental Commission in Region X and has been extended through SalmonChile to other companies in the past two years. Each week people from Marine Harvest and other companies, together with pupils from local schools, collect litter from local beaches. Most of the waste collected is domestic and includes glass, cans and plastics. In the season from September 2002 to March 2003 a total of 1,200 kg was collected.

GRI CONTENTS INDEX

SUBJECT INDEX

GLOSSARY

Aquaculture
Culture of aquatic animals, and plants.

Benchmark
A standard that can be used to measure or compare.

Broilers
Chickens specially farmed for meat production.

Compound feed
Feed composed of various raw materials according to exact formulations and containing all nutrients essential for an animal's maintenance and growth.

Concentrates
Mixture of vitamins, trace elements, minerals (premix) and proteins used in the production of compound feed.

EC
European Commission.

EU
European Union.

FAO
Food and Agriculture Organization of the United Nations.

Fish feed
A compound feed prepared for fish, having a higher nutrient concentration than compound feed for land animals.

Food (production/value) chain
In the sense relevant to Nutreco: the sequence of breeding, farming, processing and distribution activities resulting in consumer products.

GMP
Good Manufacturing Practices – a certified standard.

HACCP
Hazard Analysis Critical Control Point, an international quality control system used for tracing and controlling critical points. The system has been adopted from the US Food and Drug Administration (FDA).

HR
Human Resources.

HSEQ
Health, Safety, Environment and Quality — the focus areas of the Nutreco internal social and environmental audit process.

IKB
Integrale Keten Beheersing (Integral Chain Control), a Dutch quality control system.

ILO
International Labour Organization.

IMARPE
Instituto del Mar del Perú — the Peruvian marine institute.

ISO
International Standards Organization, which develops and publishes internationally accepted standards.

Modern aquaculture
The breeding and raising of fish in tanks and cages, with a diet of specially prepared feed. When ready, the fish are harvested, slaughtered and processed for consumption as food.

NGO
Non-governmental organisation.

Organic
Feed and food products where artificial fertiliser and/or chemical crop-protection agents are not used in their production, or are strictly limited.

Premix
Mixture of high-quality nutrients, such as vitamins, trace elements and minerals, used in the production of concentrates and compound feed.

Sterlab
A laboratory standard of the Dutch council for accreditation (RvA).

Salmonids
Fish that are members of the Family Salmonidae, including salmon species, sea trout and rainbow trout.

CODE OF ETHICAL CONDUCT NUTRECO HOLDING N.V.

This Code of Ethical Conduct sets out a number of moral values to which the Company subscribes and that should be shared by all Nutreco employees. It is not all encompassing but instead formulates minimum ethical standards which are to be interpreted within the framework of local laws and customs.

Company resources

As a stock listed company, Nutreco's assets and businesses are ultimately owned by private and institutional investors to whom the Company is accountable. All employees are responsible for the proper use, protection and conservation of corporate resources to the benefit of all stakeholders.

Products

The safety, quality and integrity of products is the basis for Nutreco's sustainable development. This fundamental principle precludes the use of unauthorised supplies, manufacturing procedures or actions that could prejudice the standards of Nutreco or the sustainability of its businesses.

Employment

The company shall provide a safe and healthy working environment and shall take adequate steps to prevent work-related accidents and injury.

People will be treated with dignity and respect. Cultural differences between the countries in which Nutreco operates will be acknowledged and respected.

All Nutreco staff or applicants for a vacancy with Nutreco shall be offered equal opportunities without discrimination of gender, race or religion.

Nutreco staff shall be entitled to join the Trade Union of their choice.

The minimum age for admission to employment or work shall not be less than the age of completion of compulsory schooling as set by national law and, in any case, shall not be less than 15 years.

Corruption

No financial or other advantages shall be offered to officials or any third party with the purpose that such official or third party should act or refrain from acting in relation to the performance of his duties with a view to obtain or retain business or other improper advantage. No gifts or personal favours of any commercial value may be accepted from a third party.

Company payments

Payments for services to third parties are consistent with local practice, law and ethical standards.

Discounts on sales are administered and documented in the same way as the sales contract on which they are based (same company, same country, etc.).

Expenses for entertainment are reasonable, related to the business, supported by receipts and should be duly approved.

Interests outside Nutreco

Paid assignments outside Nutreco or material financial interests with suppliers or customers of Nutreco need prior approval of and are always disclosed to the next level of management and recorded in the Company files.

Integrity of records

Records of transactions reflect reality completely and accurately in accordance with Nutreco's accounting practices. No unrecorded funds or assets are established or maintained.

Copyrights

Copyright laws shall be abided by throughout all Nutreco operations. Software should only be used when duly licensed.

Political contributions

Nutreco does not make political contributions in any of the countries where it operates.

Reporting of irregularities

Employees shall have the opportunity, without jeopardizing their legal and organizational position, to report alleged irregularities of a general, operational and financial nature within the Company to the CEO or to the Compliance Officer (Mr B. Verwilghen, phone +31 33 422 6118, e-mail: bernard.verwilghen@nutreco.com). Reporting of alleged regularities may be done in writing or verbally, by name or anonymously.

Compliance

Applicable laws and regulations, including applicable national and international competition law requirements, should always be adhered to. Every employee is personally responsible and accountable for compliance with the Code of Ethical Conduct. Violation of these standards can lead to dismissal and legal prosecution.

The Company Secretary shall ascertain compliance with the Code of Ethical Conduct and all staff required to do so shall complete a Certificate of Compliance therewith.

April, 2004

NUTRECO CREDO

Nutreco accords the highest priority to the production and supply to the **consumer** of food and food products that are safe, healthy and nutritious. These products will be provided at a fair price, in a sustainable manner and with appropriate verification. Nutreco will contribute to this objective at every point in the food value chains where it is active and, through these contributions, will seek continuous improvement. In fulfilling its objective, Nutreco will respect the different opinions and stimulate dialogue with all stakeholders.

Nutreco will provide **employees** with safe, worthwhile and fairly remunerated jobs. The company will observe the interests of people and the society in which it works and will respect their rights and wishes. Nutreco will treat fairly all suppliers, of goods or services, and will not misuse positions of power. It will treat customers likewise.

Nutreco respects the value of the natural **environment**. It will seek to ensure that the environmental impact of its activities is sustainable and will help suppliers and customers to act in a similar manner.

Nutreco will work continuously to improve **animal welfare** and will encourage suppliers and customers to do likewise.

Nutreco believes that the presence of any Nutreco business or operating company should benefit the **community** in which it is located. Benefit is provided by its contribution to the local economy, through employment and purchasing, and by using its knowledge to the advantage of that community.

By conducting its business in a manner that observes these values, Nutreco will achieve sustainable growth, in harmony with nature and society, and will generate a continuing and acceptable return for shareholders.

CONTACT US

THE SOCIAL & ENVIRONMENTAL REPORT TEAM:

Frank van Ooijen
Harm Teunissen
Reid Hole
Marit Husa
Graham Look


ACC AWARD

Members of the Social & Environmental Report team with Nutreco CEO Wout Dekker after receiving the ACC Award, see page 56.

If you have comments on this Nutreco Social & Environmental Report, or would like further information, please let us know.

You can contact the team responsible for the report by visiting the Nutreco website and following the links to the Nutreco Social & Environmental Report, or by sending an e-mail to info@nutreco.com or by writing to:

The Social & Environmental Report Team
Nutreco
Prins Frederiklaan 4
P.O. Box 299
3800 AG Amersfoort
The Netherlands

Please provide your name, occupation and postal address or e-mail address.

If you would like copies of the Annual Report, please send your request to the contact points given above. These publications may also be viewed on the Nutreco web site at www.nutreco.com.

Nutreco Holding N.V.
Prins Frederiklaan 4
P.O. Box 299
3800 AG Amersfoort
The Netherlands

tel. (31) 33 422 6100
fax (31) 33 422 6101
www.nutreco.com